   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 24, 1997

                                               REGISTRATION STATEMENT NO.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           DISCOUNT AUTO PARTS, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

            FLORIDA                            5531                          59-1447420
  (State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
      of incorporation or          Classification Code Number)         Identification Number)
         organization)

                             ---------------------
                            4900 FRONTAGE ROAD SOUTH
                            LAKELAND, FLORIDA 33815
                                 (941) 687-9226
               (Address, including zip code, and telephone number
       including area code, of Registrant's principal executive offices)
                             ---------------------
                         WILLIAM C. PERKINS, PRESIDENT
                           DISCOUNT AUTO PARTS, INC.
                            4900 FRONTAGE ROAD SOUTH
                            LAKELAND, FLORIDA 33815
                                 (941) 687-9226
            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)

                          COPIES OF COMMUNICATIONS TO:

            GARY I. TEBLUM, ESQUIRE                         JEFFERY B. FLOYD, ESQUIRE
         TRENAM, KEMKER, SCHARF, BARKIN                       VINSON & ELKINS L.L.P.
          FRYE, O'NEILL & MULLIS, P.A.                        2300 FIRST CITY TOWER
                 P.O. BOX 1102                                  1001 FANNIN STREET
           TAMPA, FLORIDA 33601-1102                        HOUSTON, TEXAS 77002-6760
                 (813) 223-7474
              (813) 229-6553 (FAX)

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF           AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
   SECURITIES TO BE REGISTERED          REGISTERED          PER SHARE(1)           PRICE(1)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock......................    1,855,000 shs.           $16.35            $30,327,107           $9,190.00
======================================================================================================================

 (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c), based on the average of the low and high sales prices of Hi/LO Common Stock on The New York Stock Exchange on November 20, 1997 of $2 21/32.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                        [HI-LO AUTOMOTIVE, INC. LOGO](R)

                             HI-LO AUTOMOTIVE, INC.
                               2575 WEST BELLFORT
                              HOUSTON, TEXAS 77054

                                                                          , 1997

Dear Fellow Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Hi-Lo Automotive, Inc. ("Hi/LO") to be held at the
          ,           , Houston, Texas, on             , 1998, at 9:00 a.m.,
local time.

     At the Special Meeting you will be asked to approve and adopt an Agreement and Plan of Merger dated as of October 17, 1997 (the "Merger Agreement") providing for the merger (the "Merger") of a wholly owned subsidiary of Discount Auto Parts, Inc. ("Discount Auto Parts") with and into Hi/LO. If the merger is effected, Hi/LO will become a wholly owned subsidiary of Discount Auto Parts and Hi/LO stockholders will be entitled to receive for each share of Hi/LO common stock 0.1485 of one share of Discount Auto Parts common stock, subject to adjustment based on the market price of Discount Auto Parts common stock immediately prior to the Special Meeting; provided that the portion of a share of Discount Auto Parts common stock to which Hi/LO stockholders are entitled to receive for each share of Hi/LO common stock shall not exceed 0.1624 (the "Exchange Ratio"). Accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Proxy Statement/Prospectus relating to the actions to be taken by Hi/LO stockholders at the Special Meeting and a proxy card. DETAILED INFORMATION REGARDING THE MERGER, THE MERGER AGREEMENT, DISCOUNT AUTO PARTS AND HI/LO IS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS AND THE APPENDICES THERETO, WHICH YOU ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY.

     THE HI/LO BOARD OF DIRECTORS, AFTER CAREFUL CONSIDERATION OF THE OPTIONS AVAILABLE TO HI/LO, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS RELATED THERETO AND FOR THE REASONS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS DETERMINED THAT THE TERMS OF THE MERGER AND THE TRANSACTIONS RELATED THERETO ARE FAIR TO AND IN THE BEST INTERESTS OF HI/LO AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

     In connection with its approval of the Merger Agreement, the Hi/LO Board of Directors received a written opinion dated October 17, 1997, from SBC Warburg Dillon Read Inc. ("SBCWDR"), its financial advisor, that, as of the date of such opinion and based on certain matters stated in the opinion, the Exchange Ratio was fair from a financial point of view to the stockholders of Hi/LO. A copy of the written opinion of SBCWDR, which sets forth a description of the assumptions made, matters considered and limitations on the review undertaken, is attached to the accompanying Proxy Statement/Prospectus as Appendix B and should be read carefully in its entirety.

     We believe that the Merger represents a sound strategic fit between two companies with similar operating philosophies and complementary geographic locations. Please take the time to carefully review the enclosed materials and return your proxy to us.

     If you have any questions about the Merger, please contact
who is assisting in the solicitation of the proxies, at 1-800-     -     .

     Whether or not you plan to attend the Special Meeting, please complete, sign, date and return the enclosed proxy card. It is important that your shares be represented and voted at the Special Meeting. Failure to vote will have the same effect as a vote against approval and adoption of the Merger Agreement.

                                          Sincerely,

                                          T. Michael Young
                                          Chairman of the Board, President
                                            and Chief Executive Officer

                             HI-LO AUTOMOTIVE, INC.
                               2575 WEST BELLFORT
                              HOUSTON, TEXAS 77054
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON             , 1998

To the Stockholders of Hi-Lo Automotive, Inc.:

     A Special Meeting of Stockholders of Hi-Lo Automotive, Inc., a Delaware
corporation ("Hi/LO"), will be held on           ,             , 1998, at 9:00
a.m., local time, at the                ,                , Houston, Texas, for
the following purposes:

          1. To consider and vote upon approval and adoption of the Agreement and Plan of Merger dated as of October 17, 1997 (the "Merger Agreement") among Discount Auto Parts, Inc., a Florida corporation ("Discount Auto Parts"), HLA Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Discount Auto Parts ("Merger Sub"), and Hi/LO. Pursuant to the Merger Agreement, (a) Merger Sub will be merged with and into Hi/LO (the "Merger"), (b) Hi/LO will become a wholly owned subsidiary of Discount Auto Parts, and (c) each share of Hi/LO common stock outstanding at the effective time of the Merger will be converted into a portion of one share of Discount Auto Parts common stock, all as more fully set forth in the accompanying Proxy Statement/Prospectus and in the Merger Agreement, a copy of which is included as Appendix A to the Proxy Statement/Prospectus.

          2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     Only Hi/LO stockholders of record at the close of business on             ,
1997 are entitled to notice of, and to vote at, the Special Meeting. A list of the stockholders entitled to vote at the Special Meeting will be available for examination by any Hi/LO stockholder, for any purpose germane to the Special Meeting, at the offices of Hi/LO in Houston, Texas during normal business hours for a period of 10 days prior to the Special Meeting. Hi/LO stockholders will not be entitled to dissenters' or appraisal rights under the Delaware General Corporation Law or any other statute in respect of the Merger.

     Your vote is important. The affirmative vote of a majority of the shares of Hi/LO common stock entitled to vote at the Special Meeting is required for approval and adoption of the Merger Agreement. Even if you plan to attend the Special Meeting in person, we request that you sign and return the enclosed proxy card and thus ensure that your shares will be represented at the Special Meeting in case you are unable to attend. If you do attend the Special Meeting and are a stockholder of record or hold a valid proxy from a stockholder of record, you may withdraw your proxy and vote in person.

     FOR THE REASONS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS, YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE MERGER AND THE TRANSACTIONS RELATED THERETO ARE FAIR TO AND IN THE BEST INTERESTS OF HI/LO AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

                                          By Order of the Board of Directors

                                          K. Grant Hutchins
                                          Vice President and Secretary

Houston, Texas
            , 1997

            PLEASE DO NOT SEND ANY STOCK CERTIFICATES AT THIS TIME.

     THIS PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. UNDER NO CIRCUMSTANCES SHALL THIS PRELIMINARY PROXY STATEMENT/PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                    PRELIMINARY PROXY STATEMENT/PROSPECTUS,
                 SUBJECT TO COMPLETION, DATED NOVEMBER 24, 1997

                                PROXY STATEMENT
                                       OF
                             HI-LO AUTOMOTIVE, INC.

                                   PROSPECTUS
                                       OF
                           DISCOUNT AUTO PARTS, INC.

     This Proxy Statement/Prospectus is being furnished to holders of shares of common stock, $0.01 par value per share ("Hi/LO Common Stock"), of Hi-Lo Automotive, Inc., a Delaware corporation ("Hi/LO"), in connection with the solicitation of proxies by the Board of Directors of Hi/LO for use at the
Special Meeting of stockholders of Hi/LO to be held on           ,          ,
1998 (the "Special Meeting").

     At the Special Meeting, stockholders of Hi/LO Common Stock as of the close
of business on             , 1997 (the "Record Date") will be asked to consider
and vote upon approval and adoption of the Agreement and Plan of Merger dated October 17, 1997 (the "Merger Agreement"), providing for the merger (the "Merger") of HLA Acquisition, Inc. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Discount Auto Parts, Inc., a Florida corporation ("Discount Auto Parts"), with and into Hi/LO. This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of
Hi/LO on or about             , 1997. The Merger will be consummated on the
terms and subject to the conditions set forth in the Merger Agreement, and as a result of the Merger, (i) Hi/LO will become a wholly owned subsidiary of Discount Auto Parts and (ii) Hi/LO stockholders will be entitled to receive for each share of Hi/LO Common Stock 0.1485 of one share of common stock, par value $0.01 per share, of Discount Auto Parts ("Discount Auto Parts Common Stock"), subject to adjustment based on the market price of Discount Auto Parts Common Stock immediately prior to the Special Meeting; provided that the portion of a share of Discount Auto Parts Common Stock to which Hi/LO stockholders are entitled for each share of Hi/LO Common Stock shall not exceed 0.1624 (the "Exchange Ratio"). See "Certain Terms of the Merger Agreement -- Merger Consideration."

     This Proxy Statement/Prospectus also constitutes a prospectus of Discount Auto Parts with respect to up to 1,855,000 shares of Discount Auto Parts Common Stock to be issued pursuant to the Merger Agreement in exchange for currently outstanding shares of Hi/LO Common Stock and additional shares of Hi/LO Common Stock that may become outstanding prior to the Merger upon the exercise of outstanding options to purchase Hi/LO Common Stock and remain outstanding on the date of the Merger Agreement. Shares of Discount Auto Parts Common Stock are quoted on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "DAP."
On             , 1997, the last sale price of the Discount Auto Parts Common
Stock on the NYSE Composite Tape was $          . Shares of Hi/LO Common Stock
are quoted on the NYSE under the symbol "HLO." On             , 1997, the last
sale price of the Hi/LO Common Stock on the NYSE Composite Tape was $          .
Hi/LO stockholders should obtain current quotes for the Discount Auto Parts Common Stock and the Hi/LO Common Stock.

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY HI/LO STOCKHOLDERS.

     THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/ PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       The date of this Proxy Statement/Prospectus is             , 1997.

                             AVAILABLE INFORMATION

     Discount Auto Parts and Hi/LO are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (File Nos. 1-11276 and 1- 10823, respectively), and, in accordance therewith, file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Discount Auto Parts and Hi/LO can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically by Discount Auto Parts and Hi/LO. In addition, reports, proxy statements and other information concerning Discount Auto Parts and Hi/LO may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Discount Auto Parts has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the offering, sale and delivery of the Discount Auto Parts Common Stock to be issued pursuant to the Merger Agreement, certain parts of which were omitted from this Proxy Statement/Prospectus in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are necessarily summaries of such documents and not complete and, in each instance, reference is made to the copy of such document attached hereto or filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     All information contained in this Proxy Statement/Prospectus or incorporated herein by reference with respect to Discount Auto Parts was supplied by Discount Auto Parts, and all information contained in this Proxy Statement/Prospectus or incorporated herein by reference with respect to Hi/LO was supplied by Hi/LO.

                          FORWARD-LOOKING INFORMATION

     This Proxy Statement/Prospectus includes and incorporates by reference forward-looking statements based on current plans and expectations of Discount Auto Parts, Hi/LO and Merger Sub relating to, among other matters, analyses, including the opinion from the independent financial advisor to Hi/LO's Board of Directors, as to the fairness from a financial point of view of the Exchange Ratio to Hi/LO stockholders, based upon forecasts of future results, and estimates of amounts that are not yet determinable. Such forward-looking statements are contained in the sections entitled "Summary," "Summary -- Summary Historical and Pro Forma Financial Information," "Risk Factors," "The Merger," "Certain Terms of the Merger Agreement," "Hi-Lo Automotive, Inc.," and "Unaudited Pro Forma Combined Condensed Financial Statements" and other sections of this Proxy Statement/Prospectus. All of the forward-looking information contained or incorporated by reference in this Proxy Statement/Prospectus involves a number of risks and uncertainties. While it is impossible to identify all factors that could cause actual results to differ materially from those estimated herein, such factors include increased competition, extent of the market demand for auto parts, availability of inventory supply, propriety of inventory mix, adequacy and perception of customer service, product quality and defect experience, availability of and ability to take advantage of vendor pricing programs and incentives, sourcing availability, rate of new store openings, cannibalization of store sites, mix of types of merchandise sold, governmental regulation, new store development, performance of information systems, effectiveness of deliveries from the distribution center, ability to hire, train and retain qualified team members, availability of quality store sites, ability to complete timely expansion of the Discount Auto Parts distribution center, ability to successfully roll-out the Discount Auto Parts commercial delivery service, credit risk associated with the Discount Auto Parts commercial delivery service, environmental risks, availability of expanded and extended credit facilities, legal expenses associated with material litigation matters and disputes, expenses associated with investigations concerning freon matters, potential for liability with respect to these matters, ability to successfully integrate the business of Discount Auto Parts with that of Hi/LO, ability to achieve operating and financial synergies, other factors described elsewhere in the Proxy Statement/Prospectus and other risks. For additional detail concerning these factors, see the documents incorporated herein by reference and listed under the heading "Incorporation of Certain Documents by Reference."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by Discount Auto Parts with the Commission pursuant to the Exchange Act (Commission File No. 1-11276), are incorporated herein by reference:

          (a) The description of Discount Auto Parts Common Stock contained in Discount Auto Parts' Prospectus dated August 18, 1992, as filed with the Commission under Rule 424(b) of the Securities Act, which was a part of Discount Auto Parts' Registration Statement on Form S-1 (Registration Statement No. 33-49400), as amended, and any amendment or report filed for the purpose of updating such description;

          (b) Discount Auto Parts' Annual Report on Form 10-K for the fiscal year ended June 3, 1997 and Annual Report to Stockholders for the fiscal year ended June 3, 1997;

          (c) The information contained in Discount Auto Parts' Proxy Statement dated August 27, 1997 for its Annual Meeting of Stockholders held on October 7, 1997 that has been incorporated by reference in the 1997 Discount Auto Parts Form 10-K and was filed with the Commission on Schedule 14A on September 2, 1997;

          (d) Discount Auto Parts' Quarterly Report on Form 10-Q for the quarter ended September 2, 1997; and

          (e) Discount Auto Parts' Current Reports on Form 8-K filed with the Commission on July 29, 1997 and October 22, 1997, respectively.

     The following documents, which have been filed by Hi/LO with the Commission pursuant to the Exchange Act (Commission File No. 1-10823), are incorporated herein by reference:

          (a) The description of Hi/LO Common Stock contained in Hi/LO's Registration Statement on Form 8-A dated August 2, 1991, and any amendment or report filed for the purpose of updating such description;

          (b) Hi/LO's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (c) The information contained in Hi/LO's Proxy Statement dated April 18, 1997 for its Annual Meeting of Stockholders held on May 20, 1997 that has been incorporated by reference in the 1996 Hi/LO Form 10-K and was filed with the Commission on Schedule 14A on April 18, 1997;

          (d) Hi/LO's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

          (e) Hi/LO's Current Reports on Form 8-K filed with the Commission on October 22, 1997.

     All documents filed by Discount Auto Parts or Hi/LO pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting of the Hi/LO stockholders shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WITH RESPECT TO DISCOUNT AUTO PARTS AND HI/LO THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS OR HEREIN) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO THE
FOLLOWING:

           DISCOUNT AUTO PARTS                          HI/LO DOCUMENTS
                DOCUMENTS                            Hi-Lo Automotive, Inc.
        Discount Auto Parts, Inc.                      2575 West Bellfort
         4900 Frontage Road South                     Houston, Texas 77054
         Lakeland, Florida 33815                  Attention: K. Grant Hutchins
       Attention: C. Michael Moore                Vice President and Secretary
                Secretary

     IN ORDER TO ENSURE TIMELY DELIVERY, ANY REQUEST FOR DOCUMENTS SHOULD BE
MADE BY             , 1998.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DISCOUNT AUTO PARTS OR HI/LO. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF DISCOUNT AUTO PARTS OR HI/LO SINCE THE DATE HEREOF OR THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................
Forward-Looking Information...........
Incorporation of Certain Documents by
  Reference...........................
Summary...............................
  The Companies.......................
  The Special Meeting.................
  Recommendation of the Hi/LO Board of
     Directors........................
  The Merger and the Merger
     Agreement........................
  Opinion of Financial Advisor........
  Interests of Certain Persons in the
     Merger...........................
  Certain Federal Income Tax
     Consequences.....................
  Exchange Procedures.................
  Comparative Rights of Hi/LO and
     Discount Auto Parts
     Stockholders.....................
  Summary Historical and Pro Forma
     Financial Information............
     Discount Auto Parts Summary
       Historical Financial
       Information....................
     Hi/LO Selected Historical
       Financial Information..........
     Unaudited Pro Forma Combined
       Summary Financial
       Information....................
  Comparative Per Share Data..........
  Market Price and Dividend Data......
Risk Factors..........................
  Risks Relating to the Merger........
  Risks Relating to Operations........
The Special Meeting...................
  General; Date, Time and Place.......
  Purposes of the Special Meeting.....
  Record Date and Outstanding
     Shares...........................
  Voting and Revocation of Proxies....
  Quorum and Vote Required............
  Solicitation of Proxies.............
  Recommendation of the Hi/LO Board of
     Directors........................
  No Dissenters' or Appraisal
     Rights...........................
The Merger............................
  Background of the Merger............
  Hi/LO's Reasons for the Merger;
     Recommendation of the Hi/LO Board
     of Directors.....................
  Discount Auto Parts' Reasons for the
     Merger...........................
  Opinion of Financial Advisor to
     Hi/LO............................
  Interests of Certain Persons in the
     Merger...........................
  Accounting Treatment................
  Governmental Approvals..............
  Restriction on Resales by
     Affiliates.......................
  Certain Federal Income Tax
     Consequences.....................
Certain Terms of the Merger
  Agreement...........................

                                        PAGE
                                        ----
  The Merger; Effective Time..........
  Merger Consideration................
  Exchange Procedures.................
  Conditions to the Merger............
  Representations and Warranties......
  Certain Covenants; Conduct of
     Business Prior to the Merger.....
  No Solicitation.....................
  Certain Post-Merger Matters.........
  Employee Benefits...................
  Hi/LO Stockholders Rights Plan......
  Termination; Effect of
     Termination......................
  Amendment and Waiver................
  Expenses and Termination Fee........
  New York Stock Exchange Listing.....
Discount Auto Parts, Inc..............
Hi-Lo Automotive, Inc.................
  General.............................
  Business Strategy...................
  Store Operations....................
  Commercial Program..................
  Product Line and Pricing............
  Properties..........................
  Legal Proceedings...................
  Management's Discussion and Analysis
     of Financial Condition and
     Results of Operations............
Security Ownership by Certain
  Beneficial Owners...................
Unaudited Pro Forma Combined Condensed
  Financial Statements................
Description of Discount Auto Parts
  Capital Stock.......................
  General.............................
  Discount Auto Parts Common Stock....
  Discount Auto Parts Preferred
     Stock............................
  Certain Provisions of the Amended
     and Restated Articles of
     Incorporation of Discount Auto
     Parts............................
  Certain Provisions of Florida Law...
  Transfer Agent and Registrar........
Comparison of Stockholder Rights......
Legal Matters.........................
Experts...............................
Stockholder Proposals.................
Index to Consolidated Financial
  Statements of Hi/LO.................   F-1

Appendices:
A -- Agreement and Plan of Merger
B -- Opinion of SBC Warburg Dillon
  Read Inc.

                                    SUMMARY

     A substantial portion of the following information is a summary of information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in or incorporated by reference in this Proxy Statement/Prospectus and the Appendices hereto. Stockholders are urged to read carefully this Proxy Statement/Prospectus and the Appendices hereto in their entirety. As used in this Proxy Statement/Prospectus, unless otherwise required by the context, the term "Discount Auto Parts" means Discount Auto Parts, Inc. and its consolidated subsidiaries and the term "Hi/LO" means Hi-Lo Automotive, Inc. and its consolidated subsidiaries. Capitalized terms used herein without definition are, unless otherwise indicated, defined in the Merger Agreement and used herein with such meanings.

THE COMPANIES

     Discount Auto Parts and Merger Sub. Discount Auto Parts is one of the Southeast's leading specialty retailers of automotive replacement parts, maintenance items and accessories for the "Do-It-Yourself" ("DIY") consumer. As of November 4, 1997, Discount Auto Parts operated a chain of 413 Discount Auto Parts stores, with 334 stores located throughout Florida, 49 stores in Georgia, 16 stores in Alabama, 4 stores in South Carolina and 10 stores in Mississippi. Each Discount Auto Parts store carries an extensive line of brand name replacement "hard" parts, such as starters, alternators, brake pads, brake shoes and water pumps, for domestic and imported cars, vans and light trucks, as well as brand name maintenance items and accessories. Discount Auto Parts is not in the business of selling tires or performing automotive repairs or installations.

     Discount Auto Parts has achieved significant growth in each of its five latest fiscal years. Net sales have increased to $405.2 million in fiscal 1997 from $176.8 million in fiscal 1993 and income from operations has increased to $47.2 million in fiscal 1997 from $21.8 million in fiscal 1993. The number of stores had increased to 400 as of the end of fiscal 1997 from 158 at the beginning of fiscal 1993 and stands at 413 as of November 4, 1997. At September 2, 1997, Discount Auto Parts had consolidated total assets of approximately $460.5 million and consolidated stockholders' equity of approximately $235.5 million and employed approximately 3,800 persons.

     Discount Auto Parts was founded in 1971 with a single 800 square foot store in Winter Haven, Florida by Herman Fontaine, his son, Denis L. Fontaine, and other members of the Fontaine family. Since the Company's inception, members of the Fontaine family, including Herman Fontaine, Denis L. Fontaine and Peter J. Fontaine, managed the Company and played key roles in formulating and carrying out its business strategies. Discount Auto Parts completed its initial public offering in August 1992, and the Fontaine family continues to control approximately 48% of the outstanding Discount Auto Parts Common Stock. After the Merger, the Fontaine family will control approximately 43% of the outstanding Discount Auto Parts Common Stock.

     HLA Acquisition, Inc. ("Merger Sub") is a newly formed, wholly owned subsidiary of Discount Auto Parts incorporated in the State of Delaware for the purpose of effecting the Merger. Discount Auto Parts and Merger Sub maintain their principal executive offices at 4900 Frontage Road South, Lakeland, Florida 33815. Their telephone number at such offices is (941) 687-9226.

     Hi/LO. Hi/LO sells automotive aftermarket parts, products and accessories for domestic and imported cars, vans and light trucks to DIY consumers and commercial auto repair outlets. DIY consumers purchase parts, products and accessories and perform their own installation and maintenance. Commercial repair outlets include professional mechanics, auto repair shops, auto dealers, fleet owners, and mass and general merchandisers with auto repair facilities that perform installation and maintenance work for a fee. At September 30, 1997, Hi/LO had 187 stores, 70 located in the greater Houston metropolitan area, 31 in the Dallas/Fort Worth area, 9 in the Austin area, 8 in San Antonio, 45 located in other cities and communities in Texas, 17 located in Louisiana, and 7 located in Southern California. Hi/LO has closed 8 stores since June 30, 1996 and through September 30, 1997. At September 30, 1997, Hi/LO had consolidated total assets of $142.8 million and consolidated stockholders' equity of $61.2 million and employed approximately 2,560 persons.

     Since the opening of the first Hi/LO store in 1956, Hi/LO has targeted the DIY consumer by offering a large selection of repair and replacement parts, friendly customer service and high quality parts at low, discount prices. The DIY market segment accounted for approximately 65% of Hi/LO's sales in 1996 and for the first nine months of 1997. Hi/LO's commercial sales program, marketed under the trade name First Call(R), is targeted at professional mechanics, auto repair shops, auto dealers, fleet owners, mass and general merchandisers with auto repair facilities, and other commercial repair outlets located near Hi/LO's stores. In addition, during 1997, the first phase of Hi/LO's centralized commercial call center has been implemented and enables Hi/LO to provide faster and more outstanding service to its commercial customers on a more consistent basis.

     Hi/LO was incorporated under the laws of the State of Delaware in 1987 and maintains its principal executive offices at 2575 West Bellfort, Houston, Texas 77054. Hi/LO's telephone number is (713) 663-6700.

THE SPECIAL MEETING

     Date, Time and Place.  The Special Meeting of stockholders of Hi/LO will be
held on             , 1998, at the                ,                , Houston,
Texas, commencing at 9:00 a.m. local time.

     Purposes. The purposes of the Special Meeting are (i) to consider and vote upon approval and adoption of the Merger Agreement; and (ii) to transact such other business as may properly come before the Special Meeting.

     Record Date; Shares Entitled to Vote.  Only holders of record of Hi/LO
Common Stock at the close of business on             , 1997 (the "Record Date")
are entitled to notice of and to vote at the Special Meeting. On such date,
there were        shares of Hi/LO Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Special Meeting.

     Vote Required. The affirmative vote of a majority of all shares of Hi/LO Common Stock entitled to vote thereon at the Special Meeting is required under the Delaware General Corporation Law (the "DGCL" or the "Delaware Law") to approve and adopt the Merger Agreement. In determining whether the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.

     Security Ownership of Hi/LO Management. At the Record Date, the directors and executive officers of Hi/LO beneficially owned approximately 6.5% of the outstanding shares of Hi/LO Common Stock entitled to vote at the Special Meeting.

     Revocability of Proxies. Any proxy given pursuant to this solicitation may be revoked by (i) filing with the Secretary of Hi/LO, before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the date of the proxy or any later-dated proxy relating to the same shares, or (ii) attending the Special Meeting and voting in person.

     No Dissenters' or Appraisal Rights. Hi/LO stockholders will not be entitled to any dissenters' or appraisal rights in connection with the Merger. See "The Special Meeting -- No Dissenters' or Appraisal Rights."

RECOMMENDATION OF THE HI/LO BOARD OF DIRECTORS

     The Hi/LO Board of Directors believes that the Merger represents a sound strategic fit between two companies with similar operating philosophies and complementary geographic markets and that the combined companies will have greater financial strength, operational efficiencies, earning power and growth potential than Hi/LO would have on its own. See "The Special
Meeting -- Recommendation of the Hi/LO Board of Directors," and "The
Merger -- Hi/LO's Reasons for the Merger; Recommendation of the Hi/LO Board of Directors."

     THE BOARD OF DIRECTORS OF HI/LO HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF HI/LO AND ITS STOCKHOLDERS AND UNANIMOUSLY

RECOMMENDS THAT THE STOCKHOLDERS OF HI/LO VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

THE MERGER AND THE MERGER AGREEMENT

     General; Exchange Ratio; Adjustments. At the Effective Time (see, "Effective Time of the Merger"), Merger Sub will be merged with and into Hi/LO, with Hi/LO being the surviving corporation and continuing as a wholly owned subsidiary of Discount Auto Parts (the "Surviving Corporation"). In the Merger, each share of Hi/LO Common Stock outstanding at the Effective Time (other than shares held directly or indirectly by Discount Auto Parts or Hi/LO) will be converted into a fraction of a share of Discount Auto Parts Common Stock equal to the Exchange Ratio.

     The Exchange Ratio is equal to 0.1485; provided, however, that (i) if the Discount Average Share Price (as defined below) is greater than $26.148, then the Exchange Ratio shall be equal to the product (rounded to the nearest ten-thousandth) of (x) 0.1485 times (y) the quotient of $26.148 divided by the Discount Average Share Price, or (ii) if the Discount Average Share Price is less than $22.727, then the Exchange Ratio shall be equal to the lesser of (1)
0.1624 and (2) the product (rounded to the nearest ten-thousandth) of (x) 0.1485 times (y) the quotient of $22.727 divided by the Discount Average Share Price. Pursuant to the Merger Agreement, Hi/LO has the right to terminate the Merger Agreement if the Discount Average Share Price is less than $19.55. The Board of Directors of Hi/LO has not determined what actions it would take or what factors it would consider if circumstances changed such that the Discount Average Share Price was less than $19.55. The term "Discount Average Share Price" means the average of the closing sales prices of Discount Auto Parts Common Stock (or, if Discount Auto Parts Common Stock should not trade on any trading day, the average of the bid and asked prices therefor on such day), rounded to the nearest thousandth (.0005 being rounded to .001), as reported on the New York Stock Exchange Composite Tape ("NYSE Composite Tape") on each of the last ten consecutive trading days ending on the third trading day prior to the Special Meeting.

     The following table sets forth the Exchange Ratio and the "value" of the consideration to be received by Hi/LO stockholders for each share of Hi/LO Common Stock, assuming various Discount Average Share Prices between $19.00 and $28.00:

                                        "VALUE" PER SHARE
     DISCOUNT                               OF HI/LO
AVERAGE SHARE PRICE   EXCHANGE RATIO      COMMON STOCK*
-------------------   --------------   -------------------
      $19.00            0.1624                 $3.09
       20.00            0.1624                  3.25
       21.00            0.1607                  3.37
       22.00            0.1534                  3.37
       23.00            0.1485                  3.42
       24.00            0.1485                  3.56
       25.00            0.1485                  3.71
       26.00            0.1485                  3.86
       27.00            0.1438                  3.88
       28.00            0.1387                  3.88

---------------

    * Calculated by multiplying the Discount Average Share Price by the Exchange Ratio. The actual value of a share of Discount Auto Parts Common Stock on the Closing Date of the Merger, which will be based upon the market value on a particular date of the fraction of the share of Discount Auto Parts Common Stock received, may be higher or lower than the value indicated above, which is based on the average market value of a share of Discount Auto Parts Common Stock over a period of several days prior to the Special Meeting.

For example, if the Discount Average Share Price is $       (the closing price
of Discount Auto Parts Common Stock on             , 1997), the Exchange Ratio
will be           and the "value" per share of Hi/LO Common Stock will be
$       . Hi/LO stockholders should obtain current quotes for the Discount Auto
Parts Common Stock.

     Based on the number of shares of Hi/LO Common Stock outstanding as of the
Record Date and assuming an Exchange Ratio of           , approximately
          shares of Discount Auto Parts Common Stock will be issuable pursuant to the Merger Agreement (assuming no exercise prior to the Effective Time of
Hi/LO Stock Options), representing approximately      % of the total Discount
Auto Parts Common Stock to be outstanding after such issuance.

     Effective Time of the Merger. The Merger will become effective (the "Effective Time") upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger. Assuming all conditions to the Merger contained in the Merger Agreement are satisfied or, if permissible, waived prior thereto, it is anticipated that the Effective Time of the Merger will occur as soon as practicable following the Special Meeting.

     Certain Conditions to the Consummation of the Merger. The respective obligations of Discount Auto Parts and Hi/LO to consummate the Merger are subject to the satisfaction of certain conditions, including the following: (i) approval of the Merger Agreement by the stockholders of Hi/LO; (ii) no statute, rule, regulation, executive order, decree, ruling or injunction having been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority which prohibits the consummation of the Merger;
(iii) the Commission having declared the Registration Statement effective and, at the Effective Time, no stop order suspending such effectiveness having been issued; (iv) receipt by each of Hi/LO and Discount Auto Parts of legal opinions to the effect that the Merger will qualify as a tax-free reorganization for federal income tax purposes; (v) the accuracy of the representations and warranties of each party (except to the extent that the aggregate of any inaccuracies would not have a material adverse effect on such party) and compliance in all material respects with all agreements and covenants by each party; and (vi) the listing, subject to official notice of issuance, on the NYSE of the Discount Auto Parts Common Stock to be issued in the Merger.

     Discount Auto Parts and Hi/LO anticipate that all of the conditions to the consummation of the Merger (other than obtaining the required approval of the stockholders of Hi/LO) will be satisfied prior to or at the time of the Special Meeting. Either Discount Auto Parts or Hi/LO may extend the time for performance of any of the obligations of the other party or, in certain instances, may waive compliance with those obligations at its discretion. See "Certain Terms of the Merger Agreement -- Conditions to the Merger."

     Governmental Approvals. Prior to November 13, 1997, Discount Auto Parts and Hi/LO each filed a notification and report, together with requests for early termination of the waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with the Federal Trade Commission and the Antitrust Division of the Department of Justice in respect of the Merger. Early termination was granted on November 18, 1997. See "The
Merger -- Governmental Approvals." Neither Discount Auto Parts nor Hi/LO is aware of any other governmental or regulatory approval required for consummation of the Merger, other than compliance with applicable securities laws.

     No Solicitation. Pursuant to the Merger Agreement, Hi/LO has agreed that it will not, directly or indirectly, solicit from or provide information to or engage in discussion with third parties with respect to specified business combinations or similar transactions, subject to certain exceptions that would permit discussions with third parties regarding such transactions if necessary to comply with the fiduciary duties of the Hi/LO Board of Directors. See "Certain Terms of the Merger Agreement -- No Solicitation."

     Termination of the Merger Agreement. Under certain circumstances, the Merger Agreement may be terminated prior to the Effective Time by Discount Auto Parts or by Hi/LO, before or after approval of the Merger Agreement by the Hi/LO stockholders. See "Certain Terms of the Merger Agreement -- Termination; Effect of Termination."

     Termination Fee. If the Merger Agreement is terminated for specified reasons involving a competing business transaction relating to Hi/LO, Hi/LO will be required to pay to Discount Auto Parts a termination fee of $4.0 million. See "Certain Terms of the Merger Agreement -- Termination; Effect of Termination."

     Hi/LO Stock Options. The Merger Agreement provides that at the Effective Time, automatically and without any action on the part of the holder thereof, but in certain cases as a result of action to be taken by Hi/LO, the vesting of each Hi/LO stock option ("Hi/LO Stock Options") outstanding at the Effective Time will be accelerated and each such stock option will become the right to receive an amount of cash per share represented by such option equal to the greater of (A) $.01 or (B) the excess, if any, of (x) the Exchange Ratio multiplied by the Discount Average Share Price over (y) the exercise price per share under such Hi/LO Stock Option. For information as to the holdings of Hi/LO Stock Options by directors and executive officers of Hi/LO, see "The
Merger -- Interests of Certain Persons in the Merger."

     Employee Benefits. Discount Auto Parts has agreed that it will take the actions necessary or appropriate to permit each employee of Hi/LO or any of its subsidiaries who continue as such after the Effective Time (a "Hi/LO Employee") at the sole election of Discount Auto Parts, to either (i) continue to participate in the employee benefit plans and programs maintained by Hi/LO immediately prior to the Effective Time, other than Hi/LO's stock option plan and Hi/LO's stock purchase plan or (ii) participate in the employee benefit plans and programs maintained by Discount Auto Parts for its employees generally (the "Discount Plans"), other than Discount's stock option plans or any employee stock purchase plan meeting the requirements of Section 423 of the Code (as defined below). In the event Discount Auto Parts decides to terminate or discontinue Hi/LO's group health plan, Discount Auto Parts will permit each Hi/LO Employee and his or her eligible dependents to be covered under a Discount Plan that provides medical and dental benefits, and credits such Hi/LO Employee, for the year during which coverage under such Discount Plan begins, with any deductibles and co-payments already incurred during such year under Hi/LO's group health plan, and waive any pre-existing condition restrictions to the extent necessary to provide immediate coverage. In addition, Discount Auto Parts has agreed to give each Hi/LO Employee credit for all years of service with Hi/LO for purposes of terms of employment and benefits.

     Accounting Treatment. The Merger will be accounted for as a purchase for accounting and financial reporting purposes with Discount Auto Parts being the acquiring party and Hi/LO being the acquired party.

OPINION OF FINANCIAL ADVISOR

     SBC Warburg Dillon Read Inc. ("SBCWDR") was retained by Hi/LO to act as its financial advisor in connection with the Merger and related matters based on SBCWDR's experience and expertise. At the meeting of the Board of Directors of Hi/LO held on October 17, 1997, SBCWDR rendered to the Board of Directors of Hi/LO an opinion subsequently confirmed in writing to the effect that, as of such date and based on certain matters stated therein, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of Hi/LO Common Stock. The full text of the SBCWDR opinion (the "SBCWDR Opinion" or its "Opinion"), setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference. Holders of Hi/LO Common Stock should read the SBCWDR Opinion carefully in its entirety. The SBCWDR Opinion addresses the fairness of the Exchange Ratio from a financial point of view to the holders of shares of Hi/LO Common Stock and does not address any other aspect of the Merger, nor does it constitute a recommendation to any holder of Hi/LO Common Stock as to how to vote at the Special Meeting. See "The Merger -- Opinion of Financial Advisor to Hi/LO." For information regarding the fees to be paid to SBCWDR for its services as financial advisor to Hi/LO, see "The Merger -- Opinion of Financial Advisor to Hi/LO."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of Hi/LO's Board of Directors with respect to the Merger Agreement, Hi/LO stockholders should be aware that certain officers and directors of Hi/LO have interests in the Merger that are different from and in addition to the interests of Hi/LO stockholders generally. These interests include, but are not limited to, the fact that: (i) each of the executive officers and directors of Hi/LO currently holds Hi/LO Stock Options, the vesting of which will be accelerated as a result of the Merger and which will be cashed out based on the Exchange Ratio upon consummation of the Merger;
(ii) each of Hi/LO's five executive officers are parties to Change of Control Employment Agreements under which such executive officers may become entitled to significant lump-sum payments upon the occurrence of certain termination events on or following the consummation of the Merger; and (iii) Discount Auto Parts has agreed, from and after the Effective Time and for a period of six years thereafter, to assume the existing obligations to indemnify and hold harmless present and former officers and directors of Hi/LO in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Amended and Restated Certificate of Incorporation of Hi/LO (the "Hi/LO Charter") and the Bylaws of Hi/LO, as amended (the "Hi/LO Bylaws") in effect on the date of the Merger Agreement, and also has agreed to maintain in effect after the Effective Time Hi/LO's current policies of directors' and officers' liability insurance for a period of six years, but subject to maximum aggregate premium cost equal to 200% of the annual premiums previously being paid by Hi/LO. The Board of Directors of Hi/LO was aware of these interests and took these interests into account in approving the Merger Agreement and the transactions contemplated thereby. See "The
Merger -- Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     It is intended that the Merger qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, for federal income tax purposes, no gain or loss will be recognized by Discount Auto Parts, Merger Sub or Hi/LO as a result of the Merger. A holder of Hi/LO Common Stock generally will not recognize any gain or loss for federal income tax purposes by reason of the conversion of Hi/LO Common Stock into Discount Auto Parts Common Stock, except to the extent of cash received, if any, in lieu of fractional shares of Discount Auto Parts Common Stock. For a discussion of material federal income tax considerations in connection with the Merger and the opinions received from counsel to Discount Auto Parts and Hi/LO, see "The Merger -- Certain Federal Income Tax Consequences." HOLDERS OF HI/LO COMMON STOCK ARE ADVISED AND EXPECTED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THE PERSONAL CIRCUMSTANCES OF SUCH HOLDERS AND THE CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN TAX LAWS.

EXCHANGE PROCEDURES

     If the Merger is consummated, as soon as practicable after the Effective Time, a letter of transmittal will be mailed or delivered to each Hi/LO stockholder to be used in forwarding certificates evidencing such holder's shares of Hi/LO Common Stock ("Hi/LO Stock Certificates") for surrender and exchange for certificates evidencing shares of Discount Auto Parts Common Stock to which such holder has become entitled and, if applicable, cash in lieu of fractional shares of Discount Auto Parts Common Stock. After receipt of such letter of transmittal, each holder of Hi/LO Stock Certificates should surrender such certificates to ChaseMellon Shareholder Services, the exchange agent for the Merger, pursuant to and in accordance with the instructions accompanying such letter of transmittal, and each holder will receive in exchange therefor certificates evidencing the whole number of shares of Discount Auto Parts Common Stock to which he is entitled and any cash which may be payable in lieu of fractional shares of Discount Auto Parts Common Stock. See "Certain Terms of the Merger Agreement -- Exchange Procedures." HI/LO STOCKHOLDERS SHOULD NOT SEND IN THEIR HI/LO STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

COMPARATIVE RIGHTS OF HI/LO AND DISCOUNT AUTO PARTS STOCKHOLDERS

     The stockholders of Hi/LO are being asked to approve and adopt the Merger Agreement pursuant to which each share of Hi/LO Common Stock (the rights of which are governed by the DGCL and Hi/LO's Charter and By-Laws), will be converted into the right to receive a fractional share of Discount Auto Parts Common Stock (the rights of which are governed by Discount Auto Parts' Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and by the Florida Business Corporation Act (the "FBCA"or the "Florida Law")).

     There are various differences between the rights of Hi/LO stockholders and the rights of Discount Auto Parts stockholders. These differences result from differences between Florida Law and the DGCL and differences between the governing instruments of Hi/LO and Discount Auto Parts. For a discussion of the material differences, see "Comparison of Stockholder Rights" and "Description of Discount Auto Parts Capital Stock."

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

DISCOUNT AUTO PARTS SUMMARY HISTORICAL FINANCIAL INFORMATION

     The following summary historical financial information for each of the fiscal years in the three fiscal year period ended June 3, 1997 has been derived from Discount Auto Parts' Consolidated Financial Statements, which have been audited by Ernst & Young LLP, independent certified public accountants. The historical financial information as of September 2, 1997 and for the thirteen week periods ended August 27, 1996 and September 2, 1997 has been derived from the unaudited consolidated financial statements of Discount Auto Parts, has been prepared on the same basis as the other financial statements of Discount Auto Parts and, in the opinion of Discount Auto Parts, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of Discount Auto Parts for such periods. The information set forth below is qualified by reference to and should be read in conjunction with the consolidated financial statements and related notes included in Discount Auto Parts' Annual Report on Form 10-K for the fiscal year ended June 3, 1997, its Annual Report to Stockholders for the fiscal year ended June 3, 1997 and its Quarterly Report on Form 10-Q for the quarter ended September 2, 1997, incorporated by reference in this Proxy Statement/Prospectus. Operating results for prior years and for the thirteen weeks ended September 2, 1997 are not necessarily indicative of the results that may be expected for future periods.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              FISCAL YEAR ENDED                  THIRTEEN WEEKS ENDED
                                                  ------------------------------------------   -------------------------
                                                  MAY 30, 1995   MAY 28, 1996   JUNE 3, 1997   AUGUST 27,   SEPTEMBER 2,
                                                   (52 WEEKS)     (52 WEEKS)     (53 WEEKS)       1996          1997
                                                  ------------   ------------   ------------   ----------   ------------
INCOME STATEMENT DATA
  Net sales.....................................    $253,700       $307,476       $405,186      $ 90,101      $109,737
  Income from operations........................      30,909         40,469         47,204        11,459        12,825
  Net income....................................      20,563(1)      22,463         12,741(2)      6,414         6,450
  Net income per share..........................    $   1.48(1)    $   1.44       $    .77(2)   $    .39      $    .39
  Weighted average shares outstanding...........      13,907         15,647         16,581        16,575        16,594

                                                                                                           SEPTEMBER 2,
                                                              MAY 30, 1995   MAY 28, 1996   JUNE 3, 1997       1997
                                                              ------------   ------------   ------------   ------------
BALANCE SHEET DATA
  Inventories...............................................    $ 91,187       $111,408       $151,644       $156,538
  Working capital...........................................      46,420         59,801         80,573         96,286
  Property and equipment, net...............................     166,169        208,094        265,589        274,749
  Total assets..............................................     270,832        338,263        443,066        460,521
  Long-term debt, excluding current maturities..............      94,550         50,400        114,117        134,000
  Stockholders' equity......................................     117,895        216,046        229,061        235,516

---------------

(1) Includes a gain of $4.8 million or $.35 per share from life insurance proceeds as a result of the death of Denis L. Fontaine.
(2) Includes a $12.8 million or $.77 per share after tax charge associated with the settlement of certain litigation.

HI/LO SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected historical financial information for each of the years ended December 31, 1992 through 1996 has been derived from Hi/LO's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent certified public accountants. The historical financial information as of September 30, 1996 and 1997 and for the nine-month periods then ended, has been derived from the unaudited consolidated financial statements of Hi/LO, has been prepared on the same basis as the other financial statements of Hi/LO and, in the opinion of Hi/LO, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of Hi/LO for such periods. The information set forth below is qualified by reference to and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Proxy Statement/Prospectus.

                   SELECTED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  FISCAL YEAR ENDED                                     NINE MONTHS ENDED
                       ------------------------------------------------------------------------   -----------------------------
                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                           1992           1993         1994(1)          1995           1996           1996            1997
                       ------------   ------------   ------------   ------------   ------------   -------------   -------------
INCOME STATEMENT DATA
  Net sales..........    $187,182       $205,235       $235,384       $262,486       $248,599       $192,323        $184,559
  Income (loss) from
    operations.......      17,580         13,378         17,508          8,429        (59,316)(2)    (57,541)(2)       6,344
  Net income (loss)..       8,660          6,712          9,133          1,688        (53,723)       (51,905)          1,933
  Net income (loss)
    per share........    $    .89       $    .64       $    .85       $    .16       $  (4.99)      $  (4.83)       $   0.18
  Weighted average
    shares
    outstanding......       9,784         10,543         10,736         10,733         10,756         10,756          10,775

                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    SEPTEMBER 30,
                                          1992           1993           1994           1995           1996            1997
                                      ------------   ------------   ------------   ------------   -------------   -------------
BALANCE SHEET DATA
  Inventories......................     $ 63,176       $ 64,527       $ 84,117       $ 96,900       $ 91,401        $ 92,381
  Working capital..................       51,411         54,237         72,167         78,392       $ 73,291        $ 74,641
  Property and equipment, net......       32,427         44,707         50,114         47,823         31,980          29,716
  Total assets.....................      139,532        154,627        186,182        198,973        144,088         142,835
  Long-term debt, excluding current
    maturities.....................       39,663         28,444         43,373         44,132         45,612          42,654
  Stockholders' equity.............       77,095        101,792(3)     111,176        112,978         59,294(2)       61,227

---------------

(1) Includes the results of operations of the former Wesco stores from their acquisition date in November 1994.
(2) A provision for asset impairment and store closings of $51.4 million was recorded in the third quarter of 1996. The provision included a $37.7 million charge for intangibles, primarily cost in excess of net assets acquired (goodwill), and a $13.7 million charge for store closings, write offs of certain store fixed assets and of certain assets at the Hi/LO distribution center, and liquidation of real estate previously acquired for future expansion.
(3) During 1993, Hi/LO sold 1.0 million shares at $19.25 per share as part of a
    3.1 million share offering.

UNAUDITED PRO FORMA COMBINED SUMMARY FINANCIAL INFORMATION

     The following unaudited pro forma combined summary financial information presents the combined financial data of Discount Auto Parts and Hi/LO for the fiscal year ended June 3, 1997, and as of and for the thirteen weeks ended September 2, 1997. The unaudited pro forma combined income statement data gives effect to the Merger as if it had occurred on May 29, 1996, and the unaudited pro forma combined balance sheet data gives effect to the Merger as if it had occurred on September 2, 1997. Discount Auto Parts will account for the Merger as a purchase. The unaudited pro forma summary combined financial data have been derived from the unaudited pro forma combined financial statements included herein and should be read in conjunction with those statements, the related notes thereto and with the separate historical financial statements of Hi/LO attached hereto and of Discount Auto Parts incorporated herein by reference. See "Incorporation of Certain Documents by Reference." The pro forma data is not necessarily indicative of the actual or future results of operations or financial condition that would have been reported had the Merger occurred on the dates assumed.

     For purposes of the pro forma income statement data, Hi/LO's historical operations for the twelve months ended June 30, 1997 was combined with Discount Auto Parts' historical income statement for the fiscal year ended June 3, 1997, and Hi/LO's historical income statement for the three months ended September 30, 1997 was combined with Discount Auto Parts' historical income statement for the thirteen weeks ended September 2, 1997. For pro forma balance sheet data purposes, Hi/LO's historical balance sheet as of September 30, 1997 was combined with Discount Auto Parts' historical balance sheet as of September 2, 1997.

                PRO FORMA COMBINED SUMMARY FINANCIAL INFORMATION
              (UNAUDITED) (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                              FISCAL YEAR
                                                                 ENDED         THIRTEEN WEEKS
                                                              JUNE 3, 1997          ENDED
                                                               (53 WEEKS)     SEPTEMBER 2, 1997
                                                              ------------    -----------------
INCOME STATEMENT DATA
  Net sales.................................................    $645,123          $175,030
  Income (loss) from operations.............................      (9,815)(1)        16,355
  Net income (loss).........................................     (38,767)(1)         8,106
  Net income (loss) per share...............................    $  (2.13)         $    .45
  Weighted average shares outstanding.......................      18,181            18,194

                                                                               SEPTEMBER 2,
                                                                                   1997
                                                                               ------------
BALANCE SHEET DATA
  Inventories...............................................                     $240,919
  Working capital...........................................                      151,602
  Property and equipment, net...............................                      284,520
  Total assets..............................................                      589,949
  Long-term debt, excluding current portion.................                      176,654
  Stockholders' equity......................................                      272,136

---------------

(1) Hi/LO recorded a provision for asset impairment and store closings of $51.4 million in the third quarter of 1996. The provision included a $37.7 million charge for the write down of intangibles, primarily cost in excess of net assets acquired (goodwill), and a $13.7 million charge for store closings, write offs of certain store fixed assets and of certain assets at Hi/LO's distribution center, and liquidation of real estate previously acquired for future expansion. Discount Auto Parts recorded a $12.8 million after tax charge in the fourth quarter of fiscal 1997 associated with the settlement of certain litigation.

                           COMPARATIVE PER SHARE DATA

     Set forth below are the net income (loss) and book value per common share data for each of Discount Auto Parts and Hi/LO on an historical basis and similar data on a pro forma basis for Discount Auto Parts and on an equivalent pro forma basis for Hi/LO. The Discount Auto Parts pro forma data was derived by combining historical consolidated financial information of Discount Auto Parts and Hi/LO using the purchase method of accounting for business combinations. The equivalent pro forma data for Hi/LO was calculated by multiplying the Discount Auto Parts pro forma per common share data by an assumed Exchange Ratio of 0.1485.

     The per share information set forth below should be read in conjunction with the respective historical consolidated financial statements and related notes of Discount Auto Parts and Hi/LO incorporated by reference or included elsewhere in this Proxy Statement/Prospectus and the unaudited pro forma combined condensed balance sheet and notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                                              FISCAL YEAR      THIRTEEN WEEKS
                                                                 ENDED             ENDED
                                                              JUNE 3, 1997   SEPTEMBER 2, 1997
                                                              ------------   ------------------
HISTORICAL -- DISCOUNT AUTO PARTS
  Net income................................................     $ 0.77            $0.39
                                                                 ======           ======

                                                                            AS OF
                                                                      SEPTEMBER 2, 1997
                                                                      -----------------
  Book value................................................               $14.19
                                                                           ======

                                                                 FISCAL YEAR         THREE MONTHS
                                                                    ENDED               ENDED
                                                              DECEMBER 31, 1996   SEPTEMBER 30, 1997
                                                              -----------------   ------------------
HISTORICAL -- HI/LO
  Net income (loss).........................................       $(4.99)              $0.18
                                                                  =======

                                                                            AS OF
                                                                     SEPTEMBER 30, 1997
                                                                     ------------------
  Book value................................................              $5.68
                                                                          =====

                                                              FISCAL YEAR      THIRTEEN WEEKS
                                                                 ENDED             ENDED
                                                              JUNE 3, 1997   SEPTEMBER 2, 1997
                                                              ------------   ------------------
PRO FORMA COMBINED
  Net income (loss).........................................     $(2.13)           $0.45
                                                                 ======           ======
  Net income (loss) per equivalent Hi/LO share..............     $(0.32)           $0.07
                                                                 ======           ======

                                                                            AS OF
                                                                      SEPTEMBER 2, 1997
                                                                      -----------------
  Book value................................................                 $14.96
                                                                             ======
  Book value per equivalent Hi/LO share.....................                 $ 2.22
                                                                             ======

                         MARKET PRICE AND DIVIDEND DATA

     Discount Auto Parts Common Stock is traded on the NYSE under the symbol "DAP" and Hi/LO Common Stock is traded on the NYSE under the symbol "HLO." The following table sets forth, for the periods indicated, the range of high and low per share sales prices for Discount Auto Parts Common Stock and Hi/LO Common Stock as reported on the NYSE Composite Tape. For purposes of comparison, the Hi/LO Common Stock price information is presented for the fiscal periods of Discount Auto Parts rather than for Hi/LO's historical quarterly periods.

                                                            DISCOUNT AUTO PARTS         HI/LO
                                                               COMMON STOCK         COMMON STOCK
                                                            -------------------   -----------------
                                                              HIGH       LOW       HIGH       LOW
                                                            --------   --------   -------   -------
FISCAL 1995
  First Quarter...........................................   $24.125    $20.000   $14.625   $10.375
  Second Quarter..........................................    23.250     13.875    12.000    10.125
  Third Quarter...........................................    22.500     15.875    11.625     9.500
  Fourth Quarter..........................................    26.875     20.000    10.500     7.875
FISCAL 1996
  First Quarter...........................................    32.000     24.500    10.875     7.250
  Second Quarter..........................................    33.875     26.250     8.125     5.375
  Third Quarter...........................................    31.125     21.250     6.125     3.375
  Fourth Quarter..........................................    30.875     24.750     6.250     4.875
FISCAL 1997
  First Quarter...........................................    26.250     22.375     5.250     3.125
  Second Quarter..........................................    25.875     21.250     3.750     2.250
  Third Quarter...........................................    26.375     12.875     4.375     2.375
  Fourth Quarter..........................................    19.250     14.250     3.875     2.500
FISCAL 1998
  First Quarter...........................................    20.938     17.625     3.313     2.500
  Second Quarter (through November 20, 1997)..............    24.938     19.688     5.500     2.625

     On October 17, 1997, the last trading day before the public announcement of the Merger Agreement, the closing sale prices of Discount Auto Parts Common Stock and Hi/LO Common Stock as reported on the NYSE Composite Tape were $22.50 per share and $3.563 per share, respectively. The equivalent per share value of Hi/LO Common Stock on any date should equal the closing sale price of Discount Auto Parts Common Stock on such date, as reported on the NYSE Composite Tape,
multiplied by the Exchange Ratio. Based on an Exchange Ratio of            , the
equivalent per share value of Hi/LO Common Stock on October 17, 1997 was $3.37
per share. On December   , 1997, the closing sale prices of Discount Auto Parts
Common Stock and Hi/LO Common Stock as reported on the NYSE Composite Tape were
$          per share and $          per share, respectively. Hi/LO stockholders
are urged to obtain current quotations for the market prices of Discount Auto Parts Common Stock and Hi/LO Common Stock.

     Following the Merger, Discount Auto Parts Common Stock will continue to be traded on the NYSE, Hi/LO Common Stock will cease to be traded on the NYSE, and there will be no further market for the Hi/LO Common Stock.

     Discount Auto Parts has not paid any cash dividends since its initial public offering in 1992. Discount Auto Parts does not intend to pay any cash dividends for the foreseeable future and intends to retain earnings, if any, for the future operation and expansion of its business. Any determination to pay dividends in the future will be at the discretion of the Discount Auto Parts Board of Directors and will be dependent upon Discount Auto Parts' results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Discount Auto Parts Board of Directors. Discount Auto Parts' existing credit facilities contain restrictions on the payment of cash dividends on the Discount Auto Parts Common Stock. At September 2, 1997, approximately $25.9 million of Discount Auto Parts' retained earnings were available for dividend distribution.

     No cash dividends have ever been declared or paid on the Hi/LO Common Stock. Pursuant to the Merger Agreement, Hi/LO has agreed that, during the period from the date of the Merger Agreement to the Effective Time, Hi/LO will not make, declare or pay any dividend or distribution on the Hi/LO Common Stock.

                                  RISK FACTORS

     The following risk factors, in addition to the other information contained or incorporated by reference in this Proxy Statement/Prospectus, should be considered by holders of Hi/LO Common Stock in evaluating whether to approve and adopt the Merger Agreement and thereby become holders of Discount Auto Parts Common Stock.

RISKS RELATING TO THE MERGER

     Integration of Operations. Discount Auto Parts, which is headquartered in Florida, operates over 400 auto parts stores throughout Florida, Georgia, Alabama, South Carolina and Mississippi. Hi/LO, which is headquartered in Texas, operates over 180 auto parts stores in Texas, Louisiana and California. Integrating the operations (including product purchasing, distribution of product to stores, marketing plans and activities, employee hiring and training, and expansion strategy) and management of the two companies will be a time consuming process, and there can be no assurance that this integration will result in the achievement of the synergies and other benefits expected to be realized from the Merger. Moreover, the integration of these organizations will require the dedication of management resources, which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to successfully integrate the operations of the two companies on a timely basis could have a material adverse effect on the business and operating results of Discount Auto Parts. See "The Merger -- Hi/LO's Reasons for the Merger; Recommendation of the Hi/LO Board of Directors" and "-- Discount Auto Parts' Reasons for the Merger."

     Exchange Ratio Does Not Reflect Changes in Stock Prices in Certain
Cases. The number of shares of Discount Auto Parts Common Stock into which each share of Hi/LO Common Stock is to be converted in the Merger is fixed at 0.1485 if the Discount Average Share Price is between $22.727 and $26.148 and is fixed at 0.1624 if the Discount Average Share Price falls below $20.78. The market value of Discount Auto Parts Common Stock and Hi/LO Common Stock at the Effective Time may vary significantly from the prices at the date of the execution of the Merger Agreement, the date hereof or the date on which stockholders vote on the Merger due to, among other factors, market perception of the synergies expected to be achieved by the Merger, changes in the business, operations or prospects of Discount Auto Parts or Hi/LO, market assessments of the likelihood that the Merger will be consummated and the timing thereof, and general market and economic conditions. Because the Exchange Ratio in certain circumstances will not be adjusted to reflect certain of the changes in the market value of Discount Auto Parts Common Stock or Hi/LO Common Stock, the market value of the Discount Auto Parts Common Stock issued in the Merger, and the market value of the Hi/LO Common Stock surrendered in the Merger, may be higher or lower than the value of such shares at the time the Merger was negotiated or approved by stockholders.

RISKS RELATING TO OPERATIONS

     Because of the similar nature of the business of Discount Auto Parts and Hi/LO, the risks set forth below apply to the operations of each company individually, as well as to the operations of the combined company following the Merger.

     Competition. Both Discount Auto Parts and Hi/LO operate in highly competitive marketplaces, in which they compete with a variety of retailers, dealers and distributors. Each competes in many of its geographic markets with AutoZone, Pep Boys, Western Auto, NAPA, independent dealers, wholesale clubs, mass merchandisers, local retail chains and others. Some of the current and potential competitors of Discount Auto Parts and Hi/LO in the auto parts industry are larger and have greater financial resources than Discount Auto Parts and Hi/LO (even as a combined company). No assurance can be given that competition will not have an adverse effect on the business of Discount Auto Parts in the future.

     Growth Strategy. An important part of the business plan of Discount Auto Parts is an aggressive store growth strategy. Discount Auto Parts opened 86 stores in fiscal 1997 and has announced plans to open approximately 70 to 90 new stores in fiscal 1998. Management of Discount Auto Parts anticipates that this aggressive store growth strategy will continue to be pursued following the consummation of the Merger although it is likely that Discount Auto Parts will need to slow its planned growth somewhat over the short term in order to give adequate attention to the integration of the Hi/LO stores. There can be no assurance that Discount Auto Parts will be able to identify and acquire favorable store sites, hire, train and integrate employees, and adapt its management and operational systems to the extent necessary to fulfill its expansion plans. The failure to open new stores in accordance with its plans could have a material adverse impact on Discount Auto Parts' future net sales and net income. Moreover, the addition of new stores in existing markets to take advantage of economies of scale in marketing, distribution and supervision costs can result in the "cannibalization" of sales of existing stores. In addition, there can be no assurance that the new stores opened will achieve sales or profit levels commensurate with those of existing stores.

     Fluctuations in Quarterly Operating Results. Both Discount Auto Parts and Hi/LO have experienced in the past, and following the Merger, Discount Auto Parts may experience in the future, fluctuations in its quarterly operating results. Moreover, there can be no assurance that Discount Auto Parts will continue to realize the earnings growth experienced over recent years, or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors' expectations. Factors such as the number of new store openings (pre-opening expenses are expensed as incurred, and newer stores are less profitable than mature stores), the extent to which new stores "cannibalize" sales of existing stores, the mix of products sold, actions of competitors, the level of advertising and promotional expenses, seasonality, and one-time charges associated with acquisitions or other events could contribute to quarterly variability in operating results. In addition, expense levels are based in part on expectations of future sales levels, and a shortfall in expected sales could therefore result in a disproportionate percentage decrease in net income.

     Future Cash Needs. Discount Auto Parts currently expects that the cash and cash equivalents of the combined company, together with the funds available under Discount Auto Parts' $175 million revolving credit agreement, will be sufficient to fund the planned store opening and other operating cash needs of Discount Auto Parts for at least the next twelve months. However, there can be no assurance that Discount Auto Parts will not require additional sources of financing prior to such time, as a result of unanticipated cash needs or opportunities, an expanded growth strategy or disappointing operating results. There also can be no assurance that the additional funds required, whether within the next twelve months or thereafter, will be available on satisfactory terms.

                              THE SPECIAL MEETING

GENERAL; DATE, TIME AND PLACE

     This Proxy Statement/Prospectus is being furnished to Hi/LO stockholders in connection with the solicitation of proxies by the Board of Directors of Hi/LO
for use at the Special Meeting to be held on             ,           ,
            , 1998, at the               , Houston, Texas, commencing at 9:00
a.m. local time, and at any adjournment or postponement thereof.

     This Proxy Statement/Prospectus, the letter to Hi/LO stockholders, the Notice of the Special Meeting and the form of proxy for use at the Special
Meeting are first being mailed to Hi/LO stockholders on or about             ,
1997.

PURPOSES OF THE SPECIAL MEETING

     The purposes of the Special Meeting are (i) to consider and vote upon approval and adoption of the Merger Agreement; and (ii) to transact such other business as may properly come before the Special Meeting.

RECORD DATE AND OUTSTANDING SHARES

     The Board of Directors of Hi/LO has fixed             , 1997 as the Record
Date for determination of Hi/LO stockholders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record of Hi/LO Common
Stock at the close of business on             , 1997 are entitled to notice of,
and to vote at, the Special Meeting. There were approximately      holders of
record of Hi/LO Common Stock on the Record Date, with        shares of Hi/LO
Common Stock issued and outstanding. Each share of Hi/LO

Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See "Security Ownership by Certain Beneficial Owners" for information regarding certain beneficial owners.

VOTING AND REVOCATION OF PROXIES

     All properly executed proxies received prior to or at the Special Meeting, and not revoked, will be voted at the Special Meeting in accordance with the instructions contained therein. If a holder of Hi/LO Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted "FOR" approval and adoption of the Merger Agreement. If any other matters are properly presented at the Special Meeting for consideration, including, among other things, consideration of a motion to adjourn the meeting to another time or place (including for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote on such matters in accordance with their best judgment (unless authorization to use such discretion is withheld). Hi/LO is not aware of any matters expected to be presented at the Special Meeting other than approval and adoption of the Merger Agreement.

     A Hi/LO stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the Special Meeting by (i) executing and returning a proxy bearing a later date, (ii) filing written notice of such revocation with the Secretary of Hi/LO, stating that the proxy is revoked, or
(iii) if such person is a Hi/LO stockholder of record or holds a valid proxy from a stockholder of record, attending the Special Meeting and voting in person. In order to vote in person Hi/LO stockholders must attend the Special Meeting and cast their votes in accordance with the voting procedures established for the meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent so as to be delivered at, or before the taking of the vote at, the Special Meeting.

QUORUM AND VOTE REQUIRED

     The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Hi/LO Common Stock entitled to vote at the meeting will constitute a quorum for the transaction of business, and approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the shares of Hi/LO Common Stock outstanding and entitled to vote
thereon. On the Record Date, there were           shares of Hi/LO Common Stock
outstanding. In determining whether the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, the directors, officers, employees and agents of Hi/LO and Discount Auto Parts may solicit proxies from Hi/LO's stockholders by personal interview, telephone, telegram or otherwise. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitations. Hi/LO will bear the costs of the solicitation of proxies from its stockholders, except that Discount Auto Parts and Hi/LO will each pay one-half of the cost of filing, printing and mailing this Proxy Statement/Prospectus. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who hold of record Hi/LO Common Stock for the forwarding of solicitation materials to the beneficial owners thereof. Hi/LO will reimburse such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith.
Hi/LO has retained the services of             to distribute proxy solicitation
materials to brokers, banks and other nominees and to assist in the solicitation of proxies from Hi/LO stockholders for a fee estimated not to exceed
$          , plus payment of out-of-pocket costs and expenses.

RECOMMENDATION OF THE HI/LO BOARD OF DIRECTORS

     The Board of Directors of Hi/LO has determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Hi/LO and the Hi/LO stockholders.

Accordingly, the Hi/LO Board of Directors unanimously recommends that Hi/LO stockholders vote "FOR" the approval and adoption of the Merger Agreement.

NO DISSENTERS' OR APPRAISAL RIGHTS

     Hi/LO stockholders will not be entitled to any dissenters' or appraisal rights under the DGCL or any other statute in connection with the Merger.

                                   THE MERGER

BACKGROUND OF THE MERGER

     Since the termination of the proposed sale of Hi/LO to Chief Auto Parts in 1995, the management and Board of Directors of Hi/LO (sometimes herein referred to as the "Hi/LO Board") have reviewed regularly the strategic alternatives available to maximize stockholder value. In recent years, the automotive aftermarket parts, products and accessories industry has become more competitive as regional and national chains have expanded significantly. Several of these chains, including Hi/LO, have been experiencing a significant increase in competition as larger competitors continue to expand. Management of Hi/LO and the Hi/LO Board believe that the industry is beginning a consolidation phase and that a few of the strongest and best capitalized firms will lead in this consolidation. Thus, in the view of Hi/LO's management and the Hi/LO Board, Hi/LO is faced with the choice of trying to expand its operations significantly by adding new stores and entering new markets, either through internal growth or acquisitions, or pursuing a strategic combination or sale of the Company. Hi/LO has been unable to grow in recent years in part due to poor operating results and insufficient financing sources.

     In the view of Hi/LO's management and the Hi/LO Board, Hi/LO's increasing leverage, together with the relatively low price of Hi/LO Common Stock, would increase the financial risk to existing stockholders if Hi/LO continued to pursue a strategy of independence. Management and the Hi/LO Board believe that this could result in a further decline in value in the near-term as Hi/LO increased leverage or issued stock that would be dilutive to existing stockholders. Management and the Hi/LO Board also believe that growth through internal expansion is not likely to address the current and anticipated competitive conditions in Hi/ LO's marketplace or to impact positively its results of operations. More specifically, it has become impossible to match the store and operations growth of the national chains, particularly given Hi/LO's limited access to financing. In addition, this approach is not believed to be likely to have a positive impact on Hi/LO's stock value in the near-term.

     In the spring of 1997, a group of dissident stockholders commenced but then abandoned a proxy solicitation with the intention of replacing certain members of the Hi/LO Board and adopting a proposal calling for the sale of Hi/LO. In the course of its discussions with stockholders regarding the proxy contest, management became even more aware of the sentiment of the Hi/LO stockholders that Hi/LO be sold or combined with another auto parts chain.

     At the regularly scheduled meeting of the Hi/LO Board on May 20, 1997, following the Annual Meeting of Stockholders, the Hi/LO Board again discussed the need to maximize stockholder value, possible approaches that were available to do so and the results of management's discussions with stockholders in connection with the proxy contest. As a result of these discussions, management and the Hi/LO Board concluded that entering into a business combination with a complimentary auto parts chain or selling Hi/LO would likely return value to the stockholders sooner and with more certainty than continuing Hi/LO's strategy independently. Management was then authorized to seek proposals from potential financial advisors who could assist and advise the Hi/LO Board in seeking out a potential merger partner or acquirer of Hi/LO. On June 4, 1997, at a special meeting of the Hi/LO Board, and after receiving presentations from two investment banking firms, Hi/LO selected and engaged SBCWDR as its financial advisor.

     During June and July of 1997, SBCWDR contacted 29 potential acquirers. Hi/LO entered into confidentiality agreements and provided information to nine of these potential acquirers, including Discount Auto Parts.

     In late August 1997, representatives of Discount Auto Parts visited Houston to collect information concerning Hi/LO and its operations. Following that visit, Hi/LO provided additional information to Discount Auto Parts regarding the operations, assets, liabilities and commitments of Hi/LO. On September 10, 1997, representatives of Discount Auto Parts delivered to representatives of Hi/LO a written proposal indicating that Discount Auto Parts would be willing to consider a business combination with Hi/LO in which all of the outstanding shares of Hi/LO Common Stock would be exchanged for Discount Auto Parts Common Stock in a transaction structured to qualify as a tax-free reorganization under the Code and accounted for as a purchase. In its letter, Discount Auto Parts proposed to issue a total of 1.5 million shares of Discount Auto Parts Common Stock in exchange for all outstanding shares of Hi/LO Common Stock, subject to final due diligence and further negotiations.

     On September 11, 1997, the Hi/LO Board met to receive a preliminary presentation on Discount Auto Parts and to discuss the terms of a possible transaction as indicated by the letter from Discount Auto Parts as well as to receive a presentation from SBCWDR regarding other possible transactions with other parties. Based on its review at the meeting and the presentations made, the Hi/LO Board authorized its representatives to pursue a potential business combination with Discount Auto Parts. On September 12, 1997, representatives of Hi/LO contacted representatives of Discount Auto Parts and indicated their willingness to pursue further negotiation of a combination.

     On September 22, 1997, representatives of Discount Auto Parts and Hi/LO, including Discount Auto Parts' Chairman, Peter J. Fontaine, and Hi/LO's Chairman, T. Michael Young, met in Houston to negotiate the terms of the potential business combination. The representatives of Discount Auto Parts indicated to the representatives of Hi/LO that they were prepared to increase the number of shares of Discount Auto Parts Common Stock to be issued to Hi/LO's stockholders under certain circumstances provided that the terms of any transaction included a termination fee in the event the combination was not consummated, even as a result of the Hi/LO stockholders voting against the proposed combination. During these negotiations, representatives of Discount Auto Parts indicated that Discount Auto Parts would not be interested in pursuing any additional discussions unless Hi/LO agreed to negotiate exclusively with Discount Auto Parts. After significant discussion, Hi/LO agreed to negotiate exclusively with Discount Auto Parts until the earlier of October 13, 1997, or the termination of discussions. In addition, the representatives of Hi/LO and Discount Auto Parts agreed to present to their respective Boards of Directors a proposed method for determining an exchange ratio subject to satisfactory negotiation of the other terms and conditions of the Merger Agreement, including a termination fee and a "no solicitation" provision. During the ensuing days, representatives of Hi/LO and Discount Auto Parts negotiated the terms of the proposed Merger Agreement and exchanged information concerning their respective operations. On October 8 and 9, 1997, representatives of Hi/LO met with representatives of Discount Auto Parts in Tampa and received presentations regarding the operations and business plans of Discount Auto Parts and further investigated the financial, operating and legal affairs of Discount Auto Parts.

     The Hi/LO Board met again on October 10, 1997, at which meeting management made presentations regarding their legal, financial and business due diligence review of Discount Auto Parts, SBCWDR made a preliminary presentation regarding the proposed business combination, and legal counsel reviewed for the Hi/LO Board the proposed terms of the merger agreement and related documents, including the terms of the termination fee required by Discount Auto Parts. The Hi/LO Board determined that negotiations should be continued in an attempt to reach terms that the Hi/LO Board would find acceptable.

     From October 10 to October 17, 1997, senior members of Hi/LO management who had been authorized by the Hi/LO Board to negotiate with Discount Auto Parts, conferred with representatives of Discount Auto Parts and Discount Auto Parts' senior management and continued to negotiate the detailed terms, provisions and conditions of the Merger Agreement. During this time, representatives of Discount Auto Parts and Hi/LO completed their investigation of each other's businesses. On October 13, 1997, at the request of Discount Auto Parts and because significant progress had been made in negotiating the terms of the proposed business combination, Hi/LO agreed to extend the exclusivity agreement until the close of business on October 17, 1997.

     In response to unusual activity and a significant increase in the market price of Hi/LO Common Stock, Hi/LO issued a press release after the market close on October 14, 1997, indicating that Hi/LO was in exclusive merger negotiations for a transaction that would offer stock of the acquirer worth between $3.27 and $3.76. On October 15, 1997, Hi/LO received an unsolicited letter from another potential acquirer who had previously signed a confidentiality agreement expressing an interest in pursuing a business combination in which the Hi/LO stockholders would retain an interest in the combined entity. There was no specific value included in the letter, which also indicated that any transaction would be subject to a number of conditions, including due diligence, regulatory approvals and lenders' consent. On October 16, 1997, representatives of Hi/LO sent a response to the potential acquirer indicating that it had apprised the Hi/LO Board of the potential acquirer's letter and that Hi/LO was prohibited from having any discussions concerning the potential acquirer's interest until after its exclusivity agreement with Discount Auto Parts expired at 5:00 p.m. on October 17, 1997. Hi/LO received no further communications from this potential acquirer.

     A special meeting of the Discount Auto Parts Board was held on October 16, 1997 to consider the terms of the proposed transaction with Hi/LO. At this meeting, the Discount Auto Parts Board discussed in detail the terms of the possible transaction with Hi/LO, approved the transaction subject to negotiation of definitive documentation and authorized Discount Auto Parts management to continue due diligence and to negotiate definitive documentation, subject to approval of the final terms by the senior officers of Discount Auto Parts. After further negotiations between management and advisors of both companies, the authorized senior officers of Discount Auto Parts approved the final terms.

     At a special meeting held on October 17, 1997, the Hi/LO Board received detailed reports of the status of the continuing negotiations with Discount Auto Parts and the terms and provisions of the Merger Agreement, as negotiated by Hi/LO's representatives, including the proposed exchange ratio and the termination fee proposed by representatives of Discount Auto Parts. In addition, the Hi/LO Board considered the unsolicited indication of interest received by Hi/LO on October 15, 1997. In light of the indication of interest and other factors, including the size of the termination fee being required by Discount Auto Parts, the Hi/LO Board determined that it should not proceed with the transaction unless Discount Auto Parts were willing to increase its offer and forego any termination right based upon a material change in Hi/LO's business or operations and directed management of Hi/LO to contact representatives of Discount Auto Parts with their decision, at which time the Hi/LO Board adjourned its meeting.

     Mr. Young then contacted Mr. Fontaine and after additional negotiations, Mr. Fontaine indicated that if the Hi/LO Board would agree to the termination fee required by Discount Auto Parts, including a provision that it be paid in certain circumstances if the Hi/LO stockholders did not approve the combination, Discount Auto Parts would agree to increase the number of shares of Discount Common Stock to be issued in the merger to the Hi/LO stockholders and to forego the termination right based upon a material change in Hi/LO's business or operations absent specified breaches of warranties or covenants. The Hi/LO Board was then reconvened, and after receiving additional presentations from Hi/LO's financial and legal advisors, the Hi/LO Board received the oral opinion of SBCWDR (which opinion was subsequently confirmed by delivery of a written opinion dated October 17, 1997) to the effect that, as of October 17, 1997, and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair, from a financial point of view, to the Hi/LO stockholders. The Hi/LO Board then determined that the terms of the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of Hi/LO and its stockholders, and accordingly, the Hi/LO Board members present at the meeting unanimously approved the Merger Agreement and resolved to recommend that the Hi/LO stockholders vote for the approval and adoption of the Merger Agreement at a special meeting of Hi/LO stockholders to be held for that purpose. See "-- Hi/LO's Reasons for the Merger; Recommendation of the Hi/LO Board of Directors" and "Certain Terms of the Merger Agreement."

     Later that day, after the special meeting of the Hi/LO Board, the Merger Agreement was executed, and the parties issued a joint press release before the markets opened on October 20, 1997 announcing the Merger.

HI/LO'S REASONS FOR THE MERGER; RECOMMENDATION OF THE HI/LO BOARD OF DIRECTORS

     FOR THE REASONS DISCUSSED BELOW, THE BOARD OF DIRECTORS OF HI/LO HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO AND IN THE BEST INTERESTS OF HI/LO AND ITS STOCKHOLDERS. ACCORDINGLY, THE HI/LO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HI/LO STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     The Hi/LO Board of Directors believes that the Merger represents a sound strategic fit, combining two companies with similar operating philosophies and complementary geographic markets, and offers Hi/LO and its stockholders an opportunity to participate in the creation of a leading auto parts retailer which can provide sufficient size and financial strength to compete effectively in the increasingly competitive environment. The Hi/LO Board of Directors believes that the combined revenues of Hi/LO and Discount Auto Parts, the complementary nature of their business strategies, as well as the broadened geographic presence that will result from the Merger, are compelling reasons for the combination of Hi/LO and Discount Auto Parts.

     In deciding to accept Discount Auto Parts' proposal and to unanimously recommend the Merger to the stockholders of Hi/LO, the Hi/LO Board consulted with Hi/LO's legal and financial advisors, as well as Hi/LO's management, and considered an extensive amount of information and a number of additional factors. The following are material factors considered by the Hi/LO Board, certain of which contain both positive and negative elements:

          (1) The Hi/LO Board's understanding of the present and anticipated environment in the auto parts industry, including the increasing competition expected in Hi/LO's markets, as well as current economic and market conditions.

          (2) The terms of the proposed Merger Agreement, particularly the limited circumstances under which Discount Auto Parts would not be required to consummate the Merger.

          (3) Information concerning the financial condition, results of operations, prospects and businesses of Hi/LO and Discount Auto Parts, including the revenues of the companies, their complementary businesses, geographic compatibility, the consensus of research analysts' 1997 earnings per share estimates for Hi/LO and Discount Auto Parts, the recent stock market performance of the Hi/LO Common Stock and the Discount Auto Parts Common Stock and the ratio of the Hi/LO Common Stock price to the Discount Auto Parts Common Stock price over various periods.

          (4) The relationship between the value of the Discount Auto Parts Common Stock to be received by the Hi/LO stockholders as a result of the Merger and the market prices and recent trading activity of the Hi/LO Common Stock and book value per share of the Hi/LO Common Stock.

          (5) The opinion of SBCWDR dated October 17, 1997, and the supporting presentation given to the Hi/LO Board that the Exchange Ratio was fair, from a financial point of view, to the Hi/LO stockholders.

          (6) The belief on the part of the members of the Hi/LO Board, based on their familiarity with Hi/LO's businesses, its current financial condition and results of operations, and its future prospects, and current and anticipated developments in Hi/LO's businesses (including increasing competition), as well as the results of Hi/LO's solicitation of interest from other potential acquirers, that the consideration to be received by Hi/LO's stockholders in the Merger represents, in their belief, the best value reasonably obtainable by the stockholders in a sale of Hi/LO.

          (7) A review of possible other strategic options available to Hi/LO, including remaining an independent company, conducting acquisitions, and merging or consolidating with a party or parties other than Discount Auto Parts and their relative advantages and disadvantages vis-a-vis the Merger.

          (8) A determination by Hi/LO's management that the long-term growth potential with Discount Auto Parts is believed to be superior to Hi/LO remaining an independent public company.

          (9) The opportunity for stockholders of Hi/LO to maintain a continuing equity interest in the combined company and to benefit from ownership in a higher growth business.

          (10) Discount Auto Parts' plans for entering the Louisiana and Texas markets.

          (11) The treatment of the transaction as a tax-free reorganization.

          (12) The financial and business prospects for the combined business, including general information relating to possible synergies, cost reductions, and operating efficiencies.

          (13) Presentations from, and discussions with, senior executives of Hi/LO, representatives of its outside legal counsel and representatives of SBCWDR regarding the business, financial, accounting and legal investigation with respect to Discount Auto Parts and the terms and conditions of the Merger Agreement.

          (14) The Hi/LO Board's recognition that certain members of the Hi/LO Board and management have interests in the Merger that are in addition to, and not necessarily aligned with, the interests in the Merger of other holders of Hi/LO Common Stock.

          (15) The Hi/LO Board's view that larger companies will be better able to compete effectively in the rapidly changing and increasingly competitive auto parts retailing industry.

          (16) The provisions of the Merger Agreement relating to potential competing transactions, including the ability of Hi/LO to entertain unsolicited competing bids (provided that the Hi/LO Board of Directors determines that such bid may reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement)), to provide information to such competing bidders, to negotiate with such competing bidders, and to withdraw its recommendation with respect to the Merger and to terminate the Merger Agreement in favor of a superior transaction with a competing bidder upon payment of the termination fee.

          (17) The difficulty and management distraction inherent in integrating two medium sized and geographically dispersed operations and the risk that the synergies and benefits sought in the Merger would not be fully achieved.

          (18) The risk that the Merger would not be consummated.

     The foregoing discussion of the factors by the Hi/LO Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Hi/LO Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. Rather, the Hi/LO Board made its determination based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by differing factors.

DISCOUNT AUTO PARTS' REASONS FOR THE MERGER

     In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Board of Directors of Discount Auto Parts consulted with Discount Auto Parts' legal and financial advisors as well as with Discount Auto Parts' management, and considered a number of factors. In particular, the Board of Directors of Discount Auto Parts believes that the Merger will represent a significant step in achieving several important objectives of Discount Auto Parts: to continue its growth into contiguous states in the southern United States (such as Texas and Louisiana) and to become a strong competitor in the business of supplying auto parts to commercial installers. The Discount Auto Parts Board of Directors also considered the following factors, among others:

          (1) Hi/LO's prominence in the Texas marketplace and relatively strong position in the southern Louisiana marketplace, both being markets where Discount Auto Parts has no presence and which, in the view of management, represent markets targeted for future expansion.

          (2) management's view that the Merger would result in significant efficiencies, operating benefits and other synergies that would benefit Discount Auto Parts, its customers and its stockholders through their continued interest in the combined company.

          (3) the compatibility of the business and operating strategies of Hi/LO and Discount Auto Parts.

          (4) the treatment of the transaction as a tax-free reorganization.

          (5) the friendly and cooperative working relationships between Hi/LO and Discount Auto Parts.

          (6) the terms of the Merger Agreement and related agreements, including price, structure and protections from potential competing transactions, which were considered by both management and the Board of Directors of Discount Auto Parts to provide an equitable basis for the Merger.

          (7) the historical market prices and trading information with respect to the Discount Auto Parts Common Stock and the Hi/LO Common Stock.

          (8) the cost effectiveness of entering the Texas and Louisiana Markets through acquisition as opposed to through new store growth.

     The Discount Auto Parts Board of Directors also evaluated the risks, inherent in any transaction such as the Merger, that currently unanticipated difficulties could arise in integrating the operations and that the synergies expected from combining the operations of Hi/LO with those of Discount Auto Parts may not be realized or, if realized, may not be realized within the period expected. The Discount Auto Parts Board of Directors believed that these risks were outweighed by the potential benefits to be realized from the Merger.

     In analyzing the proposed Merger, the Board of Directors of Discount Auto Parts did not view any single factor as determinative and did not quantify or assign weight to any of the factors. Rather, the Board of Directors of Discount Auto Parts made its determination based on the total mix of information available to it.

OPINION OF FINANCIAL ADVISOR TO HI/LO

     General. SBCWDR was retained by Hi/LO to act as its financial advisor in connection with the Merger and related matters based upon SBCWDR's experience and expertise and its past integral involvement with Hi/LO. At the October 17, 1997 meeting of the Board of Directors of Hi/LO, SBCWDR made a presentation which included an historical trading analysis of the Hi/LO Common Stock and the Discount Auto Parts Common Stock; a comparable company trading analysis; a contribution analysis of the combination of Hi/LO and Discount Auto Parts; and a pro forma analysis of the combined company. At the October 17, 1997 meeting of the Board of Directors of Hi/LO, SBCWDR rendered to the Board of Directors of Hi/LO its written opinion, to the effect that, as of such date and based on certain matters stated therein and considering the strategic alternatives available to Hi/LO and its current capital structure, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of shares of Hi/LO Common Stock. SBCWDR has consented to the inclusion of its written opinion in this Proxy Statement/Prospectus.

     A COPY OF THE SBCWDR OPINION DATED OCTOBER 17, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY SBCWDR, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. SBCWDR ADDRESSED ITS OPINION TO THE BOARD OF DIRECTORS OF HI/LO AND SUCH OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW AND DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION OF HI/LO TO ENGAGE IN THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER. THE SUMMARY OF THE SBCWDR OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE SBCWDR OPINION WHICH IS ATTACHED HERETO AS APPENDIX B.

     In arriving at its Opinion, SBCWDR (i) reviewed certain publicly available business and financial information relating to Hi/LO; (ii) reviewed certain publicly available business and financial information relating to Discount Auto Parts; (iii) reviewed certain financial information and other data provided to SBCWDR by Hi/LO that is not publicly available relating to the business and prospects of Hi/LO, including certain limited financial projections prepared by the management of Hi/LO; (iv) discussed the past and current business operations and financial condition and the prospects of Hi/LO with senior executives of Hi/LO; (v) reviewed certain financial information and other data provided to SBCWDR by Discount Auto Parts that is not publicly available relating to the business and prospects of Discount Auto Parts, including financial projections of Discount Auto Parts prepared by the management of Discount Auto Parts; (vi) discussed the past and current business operations and financial condition and the prospects of Discount Auto Parts with senior executives of Discount Auto Parts and its advisors; (vii) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business SBCWDR believed to be generally comparable to those of Hi/LO and Discount Auto Parts;
(viii) reviewed the historical market prices and trading volumes for the Hi/LO Common Stock; (ix) reviewed the historical market prices and trading volumes for the Discount Auto Parts Common Stock; (x) considered the pro forma effects of the Merger on the financial statements of Discount Auto Parts; (xi) discussed other strategic alternatives available to Hi/LO including a review of responses to SBCWDR's solicitation of proposals for the purchase of Hi/LO; (xii) participated in discussions and negotiations among representatives of Hi/LO, Discount Auto Parts and certain other parties and their financial and legal advisors; (xiii) reviewed the Merger Agreement and certain related documents; and (xiv) performed such other financial studies, analyses and investigations as it deemed appropriate.

     In rendering its Opinion, SBCWDR assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by SBCWDR for purposes of its opinion. With respect to financial projections, SBCWDR assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Hi/LO. SBCWDR did not make an independent valuation or appraisal of the assets or liabilities of Hi/LO or Discount Auto Parts, nor was SBCWDR furnished with any such appraisals. SBCWDR assumed that the Merger will be accounted for as a "purchase" in accordance with generally accepted accounting principles ("GAAP"). SBCWDR also assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. The SBCWDR Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to SBCWDR as of, the date thereof.

     Brief Summary of Certain Analyses Performed by SBCWDR. In forming its view, SBCWDR considered a variety of valuation methods. The material analyses performed by SBCWDR are summarized below and were reviewed with the Hi/LO Board of Directors at its meeting on October 17, 1997:

          Historical Trading Analysis. SBCWDR reviewed the performance of the per share market price of Hi/LO Common Stock and Discount Auto Parts Common Stock over the period from their respective initial public offerings on May 9, 1991 and August 19, 1992 to October 16, 1997. SBCWDR also calculated the ratio of the per share market price of Hi/LO Common Stock to the per share market price of Discount Auto Parts Common Stock over the twelve month period ending October 16, 1997. This analysis showed that over the period, Hi/LO Common Stock traded at a ratio as high as 0.289 and as low as 0.092 compared to the price of Discount Auto Parts Common Stock. This analysis was utilized to provide historical perspective for the manner in which the public trading market had valued Hi/LO and Discount Auto Parts relative to each other.

          Comparable Company Trading Analysis. Using publicly available information, SBCWDR compared, based on current market prices, multiples of certain financial criteria (such as earnings before depreciation, amortization, interest and taxes ("EBITDA"), earnings before depreciation, amortization, operating rent expense, interest and taxes ("EBITDAR"), earnings before interest and taxes ("operating income") and net income) of Hi/LO to certain other companies which, in SBCWDR's judgment, were generally comparable to Hi/LO for purposes of SBCWDR's analysis. The companies used in the comparison consisted of: AutoZone, Inc.; Discount Auto Parts, Inc.; O'Reilly Automotive, Inc.; and The Pep Boys -- Manny, Moe & Jack.

          SBCWDR determined the equity market value, derived an "enterprise value" (defined as equity market value adjusted by adding total debt and subtracting cash and cash equivalents) and derived an "adjusted enterprise value" (defined as equity market value adjusted by adding total debt and operating rent expense multiplied by 8 and subtracting cash and cash equivalents). The range and mean for the equity market value as a multiple of each of the indicated statistics for the group of comparable companies were as follows: (i) net income for the twelve month period ended June 30, 1997 -- 14.8x to 26.9x with a mean of 20.8x; and (ii) projected Calendar Year 1997 net income based on the mean estimate of net income provided by First Call Corp., an independent provider of financial information -- 15.2x to 24.1x with a mean of 19.7x. The range and mean for enterprise value as a multiple of each of the indicated statistics for the group of comparable companies were as follows: (i) EBITDA for the 12 month period ended June 30, 1997 -- 8.2x to 14.3x with a mean of 11.2x; (ii) projected Calendar Year 1997 EBITDA as estimated by investment bank research reports -- 7.9x to 12.3x with a mean of 10.2x; (iii) operating income for the 12 month period ended June 30, 1997 -- 10.4x to 17.0x with a mean of 14.0x; and (iv) projected Calendar Year 1997 operating income as provided by investment bank research reports -- 10.1x to 15.4x with a mean of 13.0x. The range and mean for adjusted enterprise value as a multiple of each of the indicated statistics for the group of comparable companies were as follows: (i) EBITDAR for the 12 month period ended June 30, 1997 -- 8.2x to 13.8x with a mean of 10.9x; (ii) projected Calendar Year 1997 EBITDAR as provided by investment bank research reports -- 8.3x to 12.0x with a mean of 10.0x.

          On October 17, 1997, the date when SBCWDR's opinion was delivered to Hi/LO's Board in connection with the Merger Agreement, and based upon the appropriate financial operating results at the time, the proposed transaction value yielded multiples as follows: (i) the multiple of net income for the twelve month period ended June 30, 1997 was not meaningful because of the net loss for Hi/LO during the period; (ii) the multiple of projected Calendar Year 1997 net income based on the estimate of net income provided by management of Hi/LO was 24.2x; (iii) the multiple of EBITDA for the 12 month period ended June 30, 1997 was not meaningful because of the negative EBITDA for the period; (iv) the multiple of projected Calendar Year 1997 EBITDA based on the estimate of EBITDA provided by Hi/LO management was 7.6x; (v) the multiple of operating income for the 12 month period ended June 30, 1997 was not meaningful because of the operating loss for the period; (vi) the multiple of projected Calendar Year 1997 operating income based on the estimate of operating income provided by Hi/LO management was 12.4x; (vii) the multiple of EBITDAR for the 12 month period ended June 30, 1997 was 17.6x; (viii) the multiple of projected Calendar Year 1997 EBITDAR based on the estimate of EBITDAR provided by Hi/LO management was 7.8x. SBCWDR believed that the calculated multiples supported SBCWDR's view that the consideration to be received by Hi/LO's stockholders is fair, from a financial point of view, because the ratios described above were within the range of the comparable company multiples based on certain measures. While the consideration to be received is below the range of comparable companies on certain other measures, SBCWDR noted that the historical financial performance of Hi/LO was weaker than that of the comparable companies.

          Contribution Analysis. SBCWDR calculated the contribution of each of Hi/LO and Discount Auto Parts to the combined company with respect to sales, EBITDA, operating income, EBITDAR and net income for projected Calendar Year 1997 and book value for the latest balance sheet date. In addition, SBCWDR calculated the relative valuation contribution of each of Hi/LO and Discount Auto Parts to the combined company with respect to the enterprise value, adjusted enterprise value and equity value as of October 16, 1997. This analysis showed that Hi/LO was contributing 35.8% of the combined company's sales, 15.2% of the EBITDA and 12.4% of the operating income and was receiving 14.8% of the combined company's value on an enterprise value basis. After adjusting for the operating rents at both companies, Hi/LO was contributing 27.7% of the EBITDAR and receiving 27.5% of the combined adjusted enterprise value. Hi/LO was also contributing 5.7% of the net income and 20.7% of the book value and was receiving approximately 8.8% of the combined company's equity value.

          Pro Forma Analysis. SBCWDR developed for its own use certain pro forma financial information for the combined entity resulting from the Merger based on historical results and Hi/LO's and Discount

     Auto Parts' managements' respective projections for their respective current fiscal years. SBCWDR compared Discount Auto Parts' stand-alone balance sheet to a pro forma Discount Auto Parts balance sheet for the period ended June 3, 1997. SBCWDR observed that the purchase would result in additional reserves or lower depreciable asset values of $27.4 million. An analysis of the pro forma income statement concluded that earnings per share resulting from a share exchange at the Exchange Ratio of 0.1485 would be dilutive to Discount Auto Parts shareholders for projected Calendar Year 1997 assuming no synergies. The analysis showed that synergies of approximately $1.1 million would be needed to result in no dilution.

          SBCWDR believes that its analyses must be considered as a whole and that selecting portions of its analyses and other factors considered by it, without considering all factors and analyses, could create a misleading view of the process underlying its opinion. SBCWDR did not quantify the effect of each factor upon its opinion. SBCWDR made numerous assumptions with respect to industry performance, general business and economic conditions and other matters discussed herein, many of which are beyond Hi/LO's and SBCWDR's control. Any estimates contained in SBCWDR's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold. In rendering its opinion, SBCWDR did not render any opinion as to the value of Hi/LO as a whole or make any recommendation to the stockholders with respect to the advisability of the disposing of or retaining shares held in Hi/LO. In addition, SBCWDR did not make any recommendation regarding whether or not it is advisable for stockholders to vote in favor of the Merger Agreement.

     Financial Advisor Fees. Pursuant to a letter agreement between Hi/LO and SBCWDR dated June 17, 1997, Hi/LO agreed to pay SBCWDR: (i) $50,000 upon execution of the letter agreement; (ii) $200,000 upon the earlier of the date SBCWDR advises Hi/LO or the Hi/LO Board of Directors that it is prepared to render a fairness opinion orally or in writing, or the Company executes a Merger Agreement; and (iii) if a transaction, including the Merger, is consummated, an additional fee equal to $500,000. In addition to the foregoing compensation, Hi/LO has agreed to reimburse SBCWDR for its expenses, including reasonable fees and expenses of its counsel, and to indemnify SBCWDR for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws.

     In the ordinary course of business, SBCWDR and its affiliates may actively trade or hold the securities of Hi/LO and Discount Auto Parts for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. SBCWDR has in the past provided investment banking and financial advisory services to Hi/LO unrelated to the proposed Merger, for which SBCWDR received customary compensation. In addition, SBCWDR has been an integral part of Hi/LO's history, having sponsored the corporate buy-out of several predecessors to Hi/LO in 1987, through Saratoga Partners, L.P., an investment partnership managed by a predecessor to SBCWDR. In addition, Charles P. Durkin, Jr., a Managing Director of SBCWDR, is a director of Hi/LO.

     SBCWDR is a nationally recognized investment banking firm and was selected by Hi/LO based on its experience, expertise and familiarity with Hi/LO and its business. SBCWDR regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     General. In considering the recommendation of the Hi/LO Board of Directors with respect to the Merger Agreement, Hi/LO stockholders should be aware that certain officers and directors of Hi/LO (or their affiliates) have interests in the Merger that are different from and in addition to the interests of Hi/LO stockholders generally. In addition, SBCWDR, Hi/LO's financial advisor that rendered its opinion to the Board of Directors that the Exchange Ratio was fair from a financial point of view to the holders of Hi/LO Common Stock will receive additional compensation if the Merger is effected. See "The Merger -- Opinion of Financial Advisor to Hi/LO -- Financial Advisor Fees." The Board of Directors of Hi/LO was aware of these interests and took these interests into account in approving the Merger Agreement and the transactions contemplated thereby.

     Hi/LO Stock Options. Prior to the Effective Time, Discount Auto Parts and Hi/LO (and the appropriate committees of the Hi/LO Board) will take all actions necessary to cause each unexpired and unexercised option under stock option plans of Hi/LO in effect on the date of the Merger Agreement which has been granted (other than pursuant to the Hi/LO 1991 Associate Stock Purchase Plan) to current or former directors, officers or employees of Hi/LO and which remain outstanding at the Effective Time of the Merger to be mandatorily surrendered to Hi/LO in exchange for the payment to the optionee of an amount of cash per share equal to the greater of (a) $.01 or (b) the excess, if any, of (x) the Exchange Ratio multiplied by the Discount Average Share Price over (y) the exercise price per share under such stock option. In addition, at the Effective Time, automatically and without any action by any Person, each Hi/LO Stock Option will
become immediately and fully exercisable. As of the Record Date,      shares of
Hi/LO Common Stock were issuable upon the exercise of outstanding Hi/LO Stock Options, which options, will be surrendered in exchange for a maximum aggregate
of approximately $          at the Effective Time. Each of the executive
officers and directors of Hi/LO currently hold Hi/LO Stock Options which will be surrendered in exchange for cash. Pursuant to the terms of the stock option agreements under which the Hi/LO Stock Options were issued to employees, including directors and executive officers of Hi/LO, the unvested portion of each Hi/LO Stock Option will automatically vest upon consummation of the Merger.

     The maximum amount of cash which could become payable to the directors and executive officers of Hi/LO with respect to Hi/LO Stock Options after the Effective Time as a result of the required mandatory surrender based upon the terms of the Merger Agreement is as follows: T. Michael Young -- $23,299; Gary
D. Walther -- $14,082; K. Grant Hutchins -- $14,036; Conley P. Kyle -- $17,955; Daniel T. Bucaro -- $17,977; Richard C. Adkerson -- $6,450; Richard Q. Armstrong -- $6,412; Charles P. Durkin, Jr. -- $6,331; E. James
Lowery -- $6,436; and Edward T. Story -- $6,412.

     Change of Control Employment Agreements. Prior to 1997, Hi/LO entered into Change of Control Employment Agreements with each of its five executive officers, including T. Michael Young, Daniel T. Bucaro, K. Grant Hutchins, Conley P. Kyle and Gary D. Walther, which agreements provide that from and after a "change of control" (as defined therein) until the second anniversary of the effective date of the change of control, if (i) Hi/LO terminates the employment of the executive officer for any reason other than for "cause" (as defined therein), death or disability, (ii) the executive officer terminates employment for "good reason" (as described below) or (iii) the executive officer terminates employment after the first anniversary of the change in control for any reason or no reason, such executive officer will be entitled to a payment equal to two years' base salary (two and one-half years' base salary, in the case of Mr. Young), continued health coverage for one year from the date of termination or through the end of the second anniversary of the effective date of the change of control, whichever is longer, and the extension of certain rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"). All of the Change of Control Employment Agreements define termination for "good reason" to include (i) diminution in the executive management functions, duties or responsibilities, (ii) geographic relocation, (iii) modification to the rights to indemnification or directors' and officers' liability insurance, or
(iv) any continuing breach of the agreement by Hi/LO or its successors. The Change of Control Employment Agreements also provide that for a two-year period following termination of employment of the executive officer, the executive officer (x) will not act in any manner or capacity in or for any business entity that competes with Hi/LO, (y) will not divulge any confidential information of Hi/LO to a third party, and (z) will not solicit or hire away any person who was an employee of Hi/LO on the effective date of the change of control. For purposes of the Change of Control Employment Agreements, the consummation of the Merger would constitute a change in control. If any payments or benefits (including payments and benefits under the Change of Control Employment Agreement) to the executive are determined to be "excess parachute payments" under Section 4999 of the Code, the payments and benefits payable to the executive officer shall be reduced to the extent of the excess and such reduction shall be applied to the payments and benefits due to be otherwise provided to the executive officer latest in time.

     Accordingly, depending upon the decision Discount Auto Parts makes concerning the continued employment of these five executive officers of Hi/LO, such executive officers may become entitled to significant lump sum payments upon the occurrence of the specified events on or following the consummation of the Merger. In essence, absent actions which would give rise to a for cause termination, these five executive officers are assured of either continued employment for a period of two years at their current base salary or an earlier lump sum payout. If the employment of the named executive officers (the five most highly compensated executive officers of Hi/LO) were terminated upon or following the Merger under circumstances entitling them to benefits under the Change of Control Employment Agreements, the approximate total amount of the cash termination lump sum payment, for the named executive officers would be as follows: Mr. Young $790,750; Mr. Bucaro $230,000; Mr. Hutchins $297,000; Mr. Kyle $250,000; and Mr. Walther $292,000.

     Indemnification; Directors' and Officers' Insurance. In the Merger Agreement, Discount Auto Parts has agreed that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "Indemnified Parties") of Hi/LO as provided in its charter or by-laws or in any agreement will survive the Merger and will continue in full force and effect in accordance with their terms. Discount Auto Parts has agreed that, for six years from the Effective Time, it will indemnify the Indemnified Parties to the same extent as such Indemnified Parties are entitled to indemnification pursuant to the preceding sentence.

     Discount Auto Parts has also agreed that, for six years from the Effective Time, it will maintain in effect Hi/LO's current directors' and officers' liability insurance covering those persons who are currently covered by Hi/LO's directors' and officers' liability insurance policy; provided, however, that in no event will Discount Auto Parts be required to expend an aggregate amount for the entire six year period in excess of an amount equal to 200% of the annual premium currently being paid by Hi/LO for such insurance.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase for financial reporting purposes in accordance with generally accepted accounting principles. Discount Auto Parts will be the acquiring party and Hi/LO will be the acquired party. Under the purchase method of accounting, the assets and liabilities of Hi/LO will be recorded at their fair values at the Effective Time. After the consummation of the Merger, the results of operations of Hi/LO will be included in the consolidated financial statements of Discount Auto Parts. No goodwill is expected to be recorded on the consolidated financial statements of Discount Auto Parts as a result of the Merger.

GOVERNMENTAL APPROVALS

     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission, the Merger may not be consummated unless certain filings have been submitted to the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. Discount Auto Parts and Hi/LO filed notification reports, together with requests for early termination of the waiting period, with the Department of Justice and the Federal Trade Commission under the HSR Act prior to November 13, 1997. Early termination of the waiting period was granted on November 18, 1997.

     Other than as described in this Proxy Statement/Prospectus, consummation of the Merger does not require the approval of any federal or state agency.

RESTRICTION ON RESALES BY AFFILIATES

     All shares of Discount Auto Parts Common Stock issued in connection with the Merger will be freely transferable, except that any shares of Discount Auto Parts Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Discount Auto Parts or Hi/LO prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of Discount Auto Parts or Hi/LO, or Rule 144 under the

Securities Act with respect to persons who are or become affiliates of Discount Auto Parts, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Discount Auto Parts or Hi/LO generally include individuals or entities that control, are controlled by or are under common control with, such entity and generally include the executive officers and directors as well as principal stockholders of such entity.

     Persons who are deemed to be affiliates may not sell their shares of Discount Auto Parts Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act (or Rule 144 under the Securities Act in the case of persons who become affiliates of Discount Auto Parts) or another applicable exemption from the registration requirements of the Securities Act. In general, Rule 145 under the Securities Act provides that for a period of two years following the Effective Time an affiliate (together with certain related persons) would be entitled to sell shares of Discount Auto Parts Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 under the Securities Act may not exceed the greater of 1% of the outstanding shares of Discount Auto Parts Common Stock or the average weekly trading volume of such shares during the four calendar weeks preceding such sale. No affiliate of Hi/LO is expected to receive shares of Discount Auto Parts Common Stock in the Merger which exceed 1% of the outstanding shares of Discount Auto Parts Common Stock. Rule 145 under the Securities Act will remain available only if Discount Auto Parts remains current with its informational filings with the Commission under the Exchange Act. One year after the Effective Time, an affiliate will be able to sell such shares of Discount Auto Parts Common Stock without being subject to such manner of sale or volume limitations provided that Discount Auto Parts is current with its Exchange Act informational filings and such person is not then an affiliate of Discount Auto Parts. Two years after the Effective Time, an affiliate will be able to sell such shares of Discount Auto Parts Common Stock without any restrictions so long as such person had not been an affiliate of Discount Auto Parts for at least three months prior to the date of such sale.

     Pursuant to the Merger Agreement, Hi/LO has agreed to use its reasonable best efforts to cause each of its officers and directors who are "affiliates" of Hi/LO to deliver a written agreement to Discount Auto Parts (the "Affiliate Letters") with respect to the shares of Discount Auto Parts Common Stock to be received by such affiliate pursuant to the Merger (the "Affiliate Shares"). It is intended that, pursuant to the Affiliate Letters, each affiliate will agree not to offer to sell, sell, transfer, pledge, hypothecate or otherwise dispose of any shares of Discount Auto Parts Common Stock beneficially owned by such affiliate as a result of the Merger except in compliance with Rule 145, pursuant to a registration statement under the Securities Act or under certain circumstances in a transaction which is not required to be registered under the Securities Act. Pursuant to the Affiliate Letters, Discount Auto Parts has agreed that, for so long as any party to an Affiliate Letter holds any shares of Discount Auto Parts Common Stock which is subject to the limitations of Rule 145, Discount Auto Parts will use its reasonable efforts to file all reports required to be filed by it pursuant to the Exchange Act and the rules and regulations thereunder so as to satisfy the requirements of paragraph (c) of Rule 144 under the Securities Act that there be available current public information with respect to Discount Auto Parts, and to that extent to make available to such affiliate the exemption afforded by Rule 145 with respect to the sale, transfer or other disposition of the Affiliate Shares.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material federal income tax consequences of the Merger to the holders of Hi/LO Common Stock and is based upon current provisions of the Code, existing regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. No attempt has been made to comment on all federal income tax consequences of the Merger that may be relevant to particular holders, including holders that are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities and holders who do not hold their shares as capital assets. HOLDERS OF HI/LO COMMON STOCK ARE ADVISED AND EXPECTED TO CONSULT

THEIR OWN TAX ADVISERS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN TAX LAWS.

     No ruling from the Internal Revenue Service (the "IRS") has been or will be requested in connection with the Merger. Discount Auto Parts has received from its counsel, Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, Professional Association, an opinion to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that Discount Auto Parts, Merger Sub and Hi/LO will each be a party to the reorganization within the meaning of Section 368(b) of the Code, and that Discount Auto Parts, Merger Sub and Hi/LO will not recognize any gain or loss as a result of the Merger. Hi/LO has received from its counsel, Vinson & Elkins L.L.P., an opinion to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that Discount Auto Parts, Merger Sub and Hi/LO will each be a party to the reorganization within the meaning of Section 368(b) of the Code, and that:

          (i) no gain or loss will be recognized by a holder of Hi/LO Common Stock upon the exchange of all of such holder's shares of Hi/LO Common Stock solely for shares of Discount Auto Parts Common Stock in the Merger;

          (ii) the aggregate basis of the shares of Discount Auto Parts Common Stock received by a Hi/LO stockholder in the Merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of Hi/LO Common Stock surrendered in exchange therefor;

          (iii) the holding period of the shares of Discount Auto Parts Common Stock received by a Hi/LO stockholder in the Merger (including any fractional share deemed received) will include the holding period of the shares of Hi/LO Common Stock surrendered in exchange therefor, provided that such shares of Hi/LO Common Stock are held as capital assets at the Effective Time; and

          (iv) a stockholder of Hi/LO who receives cash in lieu of a fractional share will recognize gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share (as described in paragraph
     (ii) above) and the amount of cash received. Such gain or loss will be a capital gain or loss if the Hi/LO Common Stock is held by such stockholder as a capital asset at the Effective Time, with the tax rate applicable to such capital gain or loss depending on the holding period for the fractional share (as described in paragraph (iii) above) as of that time.

     The foregoing opinions cover all of the material federal income tax consequences of the Merger to the participants to the Merger and to the stockholders of Hi/LO. Such opinions are based upon the Merger Agreement, the facts set forth in the Registration Statement (including this Proxy Statement/Prospectus), written representations of officers of Hi/LO and Discount Auto Parts (in general, payment of expenses incurred in connection with the Merger; no intercorporate indebtedness existing between Discount Auto Parts and Hi/LO that was issued, acquired or will be settled at a discount; Hi/LO is not an investment company as defined in the Code; Hi/LO is not in bankruptcy, receivership or a similar proceeding; following the Merger the Surviving Corporation will hold a certain percentage of the net and gross assets of Hi/LO and Merger Sub; no plan or intention on the part of Discount Auto Parts to liquidate, merge or dispose of shares of the Surviving Corporation (subject to certain exceptions), to issue shares of capital stock of the Surviving Corporation such that Discount Auto Parts would lose control (as defined in the Code) of the Surviving Corporation, to dispose of assets of the Surviving Corporation (subject to certain exceptions) or to reacquire any shares of Discount Auto Parts Common Stock issued in the Merger; the Surviving Corporation will continue the historic business of Hi/LO or use a significant portion of its assets in a business; and Discount Auto Parts has not owned during the past five years any shares of capital stock of Hi/LO, current provisions of the Code, existing regulations thereunder, current administrative rulings of the IRS, court decisions and the assumption that the transaction contemplated by the Merger Agreement will be carried out strictly in accordance with the terms thereof. Stockholders of Hi/LO should be aware that such opinions are not binding on the IRS and no assurance can be given that the IRS will not adopt a contrary position or that a contrary IRS position would not be sustained by a court. Each of such opinions has been filed with the Commission as an exhibit to the Registration Statement.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

     The following is a brief summary of certain of the provisions of the Merger Agreement, a copy of which is included as Appendix A to this Proxy Statement/Prospectus. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference. Stockholders of Hi/LO are urged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Merger.

THE MERGER; EFFECTIVE TIME

     The Merger Agreement provides that Merger Sub will be merged with and into Hi/LO with the result that Hi/LO, as the Surviving Corporation, will become a wholly owned subsidiary of Discount Auto Parts, subject to the requisite approval of Hi/LO stockholders and the satisfaction or waiver of the other conditions to the Merger. The Merger will become effective at the Effective Time upon the filing of a duly executed Certificate of Merger with the Delaware Secretary of State or at such later time as shall be agreed upon by Discount Auto Parts and Hi/LO and specified in the Certificate of Merger. This filing is to be made on a date specified by Discount Auto Parts and Hi/LO, which date will be as soon as possible following the date upon which all conditions set forth in the Merger Agreement have been satisfied or waived, as the case may be, or such other time as the parties may mutually agree upon. It is currently anticipated that the Effective Time will occur shortly after the date of the Special Meeting, assuming the Merger Agreement and the Merger are approved at such meeting and all other conditions to the Merger have been satisfied or waived.

MERGER CONSIDERATION

     Exchange Ratio. Upon consummation of the Merger pursuant to the Merger Agreement, each share of Hi/LO Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held in the treasury of Hi/LO, if any, which will be canceled) will be converted into and represent a fraction of a share of Discount Auto Parts Common Stock equal to the Exchange Ratio. The Exchange Ratio will be equal to 0.1485; provided, however, that (i) if the Discount Average Share Price (as defined below) is greater than $26.148, then the Exchange Ratio shall be equal to the product (rounded to the nearest ten-thousandth) of (x) 0.1485 times (y) the quotient of $26.148 divided by the Discount Average Share Price, or (ii) if the Discount Average Share Price is less than $22.727, then the Exchange Ratio shall be equal to the lesser of (1)
0.1624 and (2) the product (rounded to the nearest ten-thousandth) of (x) 0.1485 times (y) the quotient of $22.727 divided by the Discount Average Share Price. Pursuant to the Merger Agreement, Hi/LO has the right to terminate the Merger Agreement if the Discount Average Share Price is less than $19.55. The Board of Directors of Hi/LO has not determined what actions it would take or what factors it would consider if circumstances changed such that the Discount Average Share Price was less than $19.55. The term "Discount Average Share Price" shall mean the average of the closing sales prices of Discount Auto Parts Common Stock (or, if Discount Auto Parts Common Stock should not trade on any trading day, the average of the bid and asked prices therefor on such day), rounded to the nearest thousandth (.0005 being rounded to .001), as reported on the NYSE Composite Tape on each of the last ten consecutive trading days ending on the third trading day prior to the Special Meeting.

     The following table sets forth the Exchange Ratio and the "value" of the consideration to be received by Hi/LO stockholders for each share of Hi/LO Common Stock, assuming various Discount Average Share Prices between $19.00 and $28.00:

                                        "VALUE" PER SHARE
     DISCOUNT                               OF HI/LO
AVERAGE SHARE PRICE   EXCHANGE RATIO      COMMON STOCK*
-------------------   --------------   -------------------
      $19.00            0.1624                 $3.09
       20.00            0.1624                  3.25
       21.00            0.1607                  3.37
       22.00            0.1534                  3.37
       23.00            0.1485                  3.42
       24.00            0.1485                  3.56
       25.00            0.1485                  3.71
       26.00            0.1485                  3.86
       27.00            0.1438                  3.88
       28.00            0.1387                  3.88

---------------

  * Calculated by multiplying the Discount Average Share Price by the Exchange Ratio. The actual value of a share of Discount Auto Parts Common Stock on the Closing Date of the Merger, which will be based upon the market value on a particular date of the fraction of the share of Discount Auto Parts Common Stock received, may be higher or lower than the value indicated above, which is based on the average market value of a share of Discount Auto Parts Common Stock over a period of several days prior to the Special Meeting.

     For example, if the Discount Average Share Price is $       (the closing
price of Discount Auto Parts Common Stock on             , 1997), the Exchange
Ratio will be        and the "value" per share of Hi/LO Common Stock will be
$          . Hi/LO stockholders should obtain current quotes for the Discount
Auto Parts Common Stock.

     Based on the number of shares of Hi/LO Common Stock outstanding as of the
Record Date and assuming an Exchange Ratio of           , approximately
          shares of Discount Auto Parts Common Stock will be issuable pursuant to the Merger Agreement (assuming no exercise prior to the Effective Time of
Hi/LO Stock Options), representing approximately      % of the total Discount
Auto Parts Common Stock to be outstanding after such issuance.

     Fractional Shares. No certificates representing fractional shares of Discount Auto Parts Common Stock will be issued in the Merger, but in lieu of any such fractional shares, each holder of an outstanding share of Hi/LO Common Stock shall be entitled to receive an amount of cash equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of Hi/LO Common Stock held at the Effective Time by such holder) would otherwise be entitled by (ii) the closing price for a share of Discount Auto Parts Common Stock as reported on the NYSE Composite Tape on the last full trading date before the Effective Time.

     Conversion of Merger Sub Common Stock. Each share of common stock, $1.00 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, $0.01 par value per share, of Hi/LO as the Surviving Corporation. Such newly issued shares will thereupon constitute all of the issued and outstanding capital stock of the Surviving Corporation.

EXCHANGE PROCEDURES

     HOLDERS OF SHARES OF HI/LO COMMON STOCK SHOULD NOT SEND IN THEIR HI/LO STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

     As soon as practicable after the Effective Time, a letter of transmittal will be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Hi/LO Common Stock whose shares were converted into the right to receive shares of Discount Auto Parts Common Stock. This letter of transmittal must be used in forwarding

Certificates for surrender in exchange for certificates evidencing shares of Discount Auto Parts Common Stock to which a holder of shares of Hi/LO Common Stock prior to the Effective Time has become entitled and, if applicable, cash in lieu of any fractional share of Discount Auto Parts Common Stock. Such letter of transmittal will be accompanied by instructions specifying other details of the exchange.

     After receipt of such letter of transmittal, each holder of Certificates should surrender such Certificates to ChaseMellon Shareholder Services, the exchange agent for the Merger, pursuant to and in accordance with the instructions accompanying such letter of transmittal, and each such holder will receive in exchange therefor a certificate evidencing the whole number of shares of Discount Auto Parts Common Stock to which he is entitled and a check representing the amount of cash payable in lieu of any fractional share of Discount Auto Parts Common Stock, if any, which such holder has the right to receive pursuant to the Merger Agreement, after giving effect to any required withholding tax. No interest will be paid or accrued on the amount of cash payable in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to holders of Certificates. Certificates surrendered for exchange by any person constituting an "affiliate" of Hi/LO for purposes of Rule 145(c) under the Securities Act shall not be exchanged until Discount Auto Parts has received an executed Affiliate Letter from such person as prescribed under the Merger Agreement.

     After the Effective Time, each Certificate, until so surrendered and exchanged, will be deemed, for all purposes, to represent only the right to receive upon surrender a certificate representing shares of Discount Auto Parts Common Stock and cash in lieu of fractional shares, if any, as provided above. The holder of such unexchanged Certificates will not be entitled to receive any dividends or other distributions declared or made by Discount Auto Parts having a record date on or after the Effective Time until the Certificate is surrendered. Subject to applicable laws, upon surrender of such unexchanged Certificates, such dividends and distributions, if any, will be paid without interest and less the amount of any withholding taxes which may be required thereon.

CONDITIONS TO THE MERGER

     The respective obligations of Discount Auto Parts and Hi/LO to consummate the Merger are subject to the satisfaction of certain conditions, including the following: (i) approval of the Merger Agreement by the stockholders of Hi/LO;
(ii) no statute, rule, regulation, executive order, decree, ruling or injunction having been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority which prohibits the consummation of the Merger substantially on the terms contemplated by the Merger Agreement,
(iii) the Commission having declared the Registration Statement effective, and at the Effective Time, no stop order suspending such effectiveness shall have been issued and remain in effect; (iv) expiration or termination of all waiting periods under the "HSR Act"; and (v) receipt by each of Hi/LO and Discount Auto Parts of legal opinions from their counsel, in form and substance reasonably satisfactory to them, to the effect (a) that the Merger will qualify as a reorganization for federal income tax purposes under Section 368(a) of the Code and (b) none of Hi/LO, the Hi/LO stockholders, Discount Auto Parts or Merger Sub will recognize gain or loss for federal income tax purposes as a result of the Merger (other than with respect to cash paid in lieu of fractional shares).

     The obligations of Hi/LO to consummate the Merger are further subject to the receipt of certain closing certificates and fulfillment of the following conditions: (i) the representations and warranties of Discount Auto Parts contained in the Merger Agreement shall be true and correct in all respects as of the Effective Time with the same effect as though made as of the Effective Time except (a) for changes contemplated by the terms of the Merger Agreement,
(b) that the accuracy of representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date will be determined as of such date, (c) where any failure of the representation or warranty to be true and correct in all respects would not have a material adverse effect on Discount Auto Parts; (ii) the shares of Discount Auto Parts Common Stock issuable in the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance; and (iii) Discount Auto Parts shall have performed in all material respects all obligations and covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Date.

     The obligations of Discount Auto Parts to consummate the Merger are further subject to the receipt of certain closing certificates and fulfillment of the following conditions: (i) the representations and warranties of Hi/LO contained in the Merger Agreement shall be true and correct in all respects as of the Effective Time with the same effect as though made as of the Effective Time except (a) for changes contemplated by the terms of the Merger Agreement, (b) that the accuracy of representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date will be determined as of such date, (c) where any failure of the representation or warranty to be true and correct in all respects would not have a material adverse effect on Discount Auto Parts; and (ii) Hi/LO shall have performed in all material respects all obligations and covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Date.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of each of Hi/LO and Discount Auto Parts relating to, among other things, (i) its organization and similar corporate matters, (ii) its capitalization, (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and the absence of conflicts, violations and defaults under its charter and bylaws and certain other agreements and documents, (iv) the documents and reports filed by it with the Commission and the accuracy of the information contained therein, (v) the absence of undisclosed liabilities, (vi) compliance with laws, (vii) certain environmental matters, (viii) its employee benefit plans, (ix) absence of certain changes and events, (x) investigations and litigation, (xi) accuracy of information provided for this Proxy Statement/ Prospectus, (xii) its taxes, (xiii) its brokers or investment bankers involved in the transaction, (xiv) certain labor matters, (xv) its material contracts and agreements and matters relating thereto, (xvi) the title to its assets and properties and liens thereon, (xvii) its insurance policies, and (xviii) its intellectual property. In addition, the Merger Agreement contains (A) representations and warranties by Hi/LO relating to (1) its stockholders rights plan, (2) steps taken with respect to takeover and similar laws, (3) the required vote of Hi/LO stockholders to approve the Merger, and (4) significant vendor relationships, and (B) representations and warranties by Discount Auto Parts relating to (1) the absence of any ownership by Discount Auto Parts of Hi/LO Common Stock or securities convertible into same, and (2) the purpose of the formation of Merger Sub.

     The representations and warranties of Hi/LO and Discount Auto Parts also extend in many respects to their respective subsidiaries and, in the case of Discount Auto Parts, Merger Sub joins in the representations and warranties. The representations and warranties expire at the Effective Time.

CERTAIN COVENANTS; CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Business Maintenance. Hi/LO has agreed that, prior to the Effective Time, unless expressly contemplated by the Merger Agreement or otherwise consented to in writing by Discount Auto Parts, Hi/LO will, and will cause its subsidiaries to, (i) conduct its operations in all material respects in the ordinary and usual course of business in substantially the same manner as before the execution of the Merger Agreement; (ii) use reasonable best efforts to preserve intact its business organization in all material respects, keep available the services of its executive officers and key employees, as a group, and maintain satisfactory relationships with customers and suppliers; (iii) continue to provide training for employees commensurate with the training provided over the past 12 months; and (iv) subject to the limitations contained in the Merger Agreement, continue the level of recruiting activity and process employed over the past 12 months.

     Discount Auto Parts has agreed that, prior to the Effective Time, unless expressly contemplated by the Merger Agreement or otherwise consented to in writing by Hi/LO, Discount Auto Parts will, and will cause its subsidiaries to,
(i) conduct its operations in all material respects in the ordinary and usual course of business consistent in substantially the same manner as before the execution of the Merger Agreement and (ii) use reasonable best efforts to preserve intact its business organization in all material respects, keep available the services of its executive officers and key employees, as a group, and maintain satisfactory relationships with customers and suppliers.

     Negative Covenants. Hi/LO has agreed that, prior to the Effective Time, subject to certain exceptions and unless expressly contemplated by the Merger Agreement, required by applicable law or otherwise consented to in writing by Discount Auto Parts, it will not, and will not permit any of its subsidiaries to, (i) authorize or pay any dividends or make any distribution with respect to its stock, (ii) enter into or amend any employment, severance or similar agreements or arrangements with any of their respective directors or executive officers, (iii) authorize, or announce an intention to authorize, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights, in each case, not in the ordinary course of business, (iv) propose or adopt any amendments to its corporate charter or by-laws, (v) issue any shares of their capital stock, except upon exercise of rights or options issued pursuant to existing employee plans, programs or arrangements and non-employee director plans, (vi) grant, confer or award any options, warrants, conversion rights or other rights, not existing on the date of the Merger Agreement, to acquire any shares of its capital stock, (vii) purchase or redeem or offer to purchase or redeem any shares of its stock or any securities convertible into or exchangeable for shares of stock, except for the purchase of the Reddi Brake Promissory Note and purchases, redemptions and offers to purchase in the ordinary course of business in connection with certain employee incentive and benefit plans, programs or arrangements, (viii) amend in any material respect the terms of their respective employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements, (ix) enter into or amend any employment or consulting agreement, (x) adopt or enter into any new employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements or increase the base salary of any person who is a party to a Change of Control Employment Agreement, (xi) make any payments under any Hi/LO benefit plan to any director, employee, independent contractor or consultant (except in the ordinary course of business) and in amounts and in a manner consistent with past practice or as otherwise required by law or the provisions of such Hi/LO benefit plan,
(xii) enter into any material loan agreement or incur any indebtedness in excess of an aggregate of $500,000 other than pursuant to additional draws resulting in not in excess of an aggregate amount outstanding of $60,000,000 under Hi/LO's credit facility with the CIT Group or amend Hi/LO's credit facility with the CIT Group to increase the amount that may be borrowed thereunder, (xiii) make any material tax election or settle or compromise any material tax liability, (xiv) adjust, split, combine or reclassify its capital stock, (xv) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock, (xvi) create any new subsidiaries, (xvii) take any action which could reasonably be expected to adversely affect or delay the ability of any of the parties hereto to obtain any approval of any governmental or regulatory body required to consummate the transactions contemplated by the Merger Agreement, (xviii) directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any material property or assets other than in the ordinary course of business, (xix) enter into any financial derivative contracts, (xx) change in any material respect its accounting policies, methods or procedures except as required by GAAP, (xxi) do any act or omit to do any act which would cause a breach of any contract, commitment or obligation if the result is reasonably likely, individually or in the aggregate, to have a material adverse effect on Hi/LO, (xxii) take any action that would prevent or impede the Merger from qualifying as a tax-free reorganization under
Section 368 of the Code, (xxiii) take any action to cause the shares of the Hi/LO Common Stock to cease to be quoted on any of the stock exchanges on which such shares are quoted, or (xxiv) agree in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty of Hi/LO contained in the Merger Agreement (except for representations and warranties made as of a specified date) untrue and incorrect in any material respect as of the Effective Time.

     Discount Auto Parts has agreed that, prior to the Effective Date, subject to certain exceptions and unless expressly contemplated by the Merger Agreement, required by applicable law or otherwise consented to in writing by Hi/LO, it will not, and will not permit any of its corporate subsidiaries to, (i) declare or pay any dividends or make any distribution with respect to its stock, except for dividends by subsidiaries to Discount Auto Parts in the ordinary course of business consistent with past practice, (ii) authorize, propose or announce an intention to authorize, propose or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any release or relinquishment of any material contract rights, in each case, not in the ordinary course of business and which is reasonably likely to have a material adverse effect on Discount Auto Parts or materially and adversely affect the transactions contemplated by the Merger Agreement, (iii) propose or adopt any amendments to its corporate charter or by-laws, (iv) issue any shares of their capital stock, except upon exercise of rights or options issued pursuant to existing employee plans, programs or arrangements and non-employee director plans, (v) grant, confer or award any options, warrants, conversion rights or other rights, not existing on the date of the Merger Agreement, to acquire any shares of its capital stock except pursuant to employee incentive or benefit plans, programs or arrangements and non-employee director plans in existence on the date of the Merger Agreement in the ordinary course of business and consistent with past practice covering not in excess of 500,000 shares of Discount Auto Parts Common Stock, (vi) do any act or omit to do any act which would cause a breach of any contract, commitment or obligation if the result is reasonably likely, individually or in the aggregate, to have a material adverse effect on Discount Auto Parts, (vii) take any action that would prevent or impede the Merger from qualifying as a tax-free reorganization under Section 368 of the Code, (viii) take any action which could reasonably be expected to adversely affect or delay the ability of any of the parties hereto to obtain any approval of any governmental or regulatory body required to consummate the transactions contemplated by the Merger Agreement, (ix) take any action to cause the shares of the Discount Auto Parts Common Stock to cease to be quoted on any of the stock exchanges on which such shares are quoted, or (x) agree in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty of Discount Auto Parts contained in the Merger Agreement (except for representations and warranties made as of a specified date) untrue and incorrect in any material respect as of the Effective Time.

     Access to Business of Other Party. During the pendency of the Merger Agreement, Discount Auto Parts and Hi/LO have each agreed to afford, and to cause its subsidiaries to afford, to the other party and its representatives access at reasonable times to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to their books and records. Each of them has also agreed to furnish, and to cause its subsidiaries to furnish, to the other party and its representatives such information concerning the business, properties, contracts, records and personnel of such party and its subsidiaries as may be reasonably requested. If the Merger Agreement is terminated in accordance with its terms, a party that has received information pursuant to the Merger Agreement is obligated to return or destroy such information after a request therefor by the other party. All information furnished by either party pursuant to the Merger Agreement is subject to a confidentiality agreement executed and delivered by Discount Auto Parts and Hi/LO prior to negotiation of the Merger Agreement.

NO SOLICITATION

     As an inducement to Discount Auto Parts to enter into the Merger Agreement, Hi/LO has agreed that during the term of the Merger Agreement, it will not, and will not authorize or permit any of its or its subsidiaries' officers, directors, employees, attorneys, financial advisors, agents or other representatives ("Hi/LO's Representatives") to, directly or indirectly, (a) solicit, initiate or knowingly encourage any Takeover Proposal (as defined below), including without limitation by disclosure of non-public information, or
(b) engage in discussions or negotiations relating to or accept any Takeover Proposal; provided, however, that nothing contained in the Merger Agreement shall prohibit Hi/LO and its Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Exchange Act, or (ii) at any time prior to the time Hi/LO's stockholders shall have voted to approve the Merger, engaging in discussions or negotiations with, and furnishing information (including non-public information) concerning Hi/LO and its subsidiaries, businesses, properties or assets to, any third party which makes a Takeover Proposal (without any solicitation or initiation or knowing encouragement, directly or indirectly, by Hi/LO or any of Hi/LO's Representatives after the date of the Merger Agreement) if the Board of Directors of Hi/LO concludes in good faith based upon advice of its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action is reasonably likely to violate the obligations of the Hi/LO Board to Hi/LO or to Hi/LO's stockholders under applicable law, or (iii) provided the Merger Agreement is terminated pursuant to Section 7.1(e) of the Merger Agreement (which relates to termination when Hi/LO has received a Superior Proposal (as defined below)), accepting a Superior Proposal. Hi/LO is required to notify Discount Auto Parts orally and in writing of any Takeover Proposal received (including, without limitation, the terms and conditions of any such proposal and the identity of the person making
it), within 24 hours of the receipt thereof, and is required to keep Discount Auto Parts informed of the general status and any material changes in the terms and conditions of such Takeover Proposal. Hi/LO is also required to promptly provide to Discount Auto Parts any information concerning Hi/LO, its subsidiaries, business, properties or assets furnished to any third party which makes a Takeover Proposal and which has not previously been provided to Discount Auto Parts. For these purposes, (i) "Takeover Proposal" shall mean any written proposal or offer, in each case made prior to the stockholder vote at the Special Meeting, other than a proposal or offer by Discount Auto Parts or any of its subsidiaries, for a recapitalization, merger, consolidation or other business combination involving, or any purchase of, all or substantially all of the assets or more than 50% of the voting securities of, Hi/LO, and (ii) "Superior Proposal" shall mean a bona fide Takeover Proposal made by a third party on terms that a majority of the members of the Board of Directors of Hi/LO determines in their good faith reasonable judgment is more favorable to Hi/LO and to its stockholders than the transactions contemplated by the Merger Agreement.

CERTAIN POST-MERGER MATTERS

     Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and Hi/LO, as the Surviving Corporation, will succeed to all of the assets, rights and obligations of Hi/LO and Merger Sub.

     Pursuant to the Merger Agreement, the amended and restated certificate of incorporation and the bylaws (as amended) of Hi/LO, each as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation until amended as provided therein and pursuant to the Delaware General Corporation Law.

EMPLOYEE BENEFITS

     Discount Auto Parts has agreed that it will take the actions necessary or appropriate to permit each Hi/LO Employee to either, at the sole election of Discount Auto Parts, (i) continue to participate from and after the Effective Time in the employee benefit plans and programs maintained by Hi/LO immediately prior to the Effective Time other than Hi/LO's stock option plan and Hi/LO's employee stock purchase plan or (ii) permit the Hi/LO Employees to participate in the employee benefit plans or programs maintained by Discount Auto Parts for its employees generally (the "Discount Plans") other than Discount's stock option plans or any employee stock purchase plan meeting the requirements of
Section 423 of the Code. In the event Discount Auto Parts decides to terminate or discontinue Hi/LO's group health plan, Discount Auto Parts will permit each Hi/LO Employee and his or her eligible dependents to be covered under a Discount Plan that provides medical and dental benefits, credits such Hi/LO Employee for the year during which such coverage under such Discount Plan begins with any deductibles and co-payments already incurred during such year under Hi/LO's group health plan, and waives any pre-existing condition restrictions to the extent necessary to provide immediate coverage. Discount Auto Parts has also agreed that, following the Merger, Discount Auto Parts, Hi/LO, their respective subsidiaries, and the Discount Plans shall recognize each Hi/LO Employee's years of service and level of seniority with Hi/LO and its subsidiaries for purposes of terms of employment and eligibility, vesting and benefit determination under the Discount Plans.

HI/LO STOCKHOLDERS RIGHTS PLAN

     In August of 1996, the Hi/LO Board of Directors adopted a preferred share rights plan (the "Hi/LO Rights Plan") pursuant to which holders of Hi/LO Common Stock were issued rights (exercisable after certain triggering events) to purchase shares of a series of Hi/LO Preferred Stock. The Hi/LO Rights Plan was amended as of October 17, 1997 to provide that the transactions contemplated by the Merger Agreement will not trigger the provisions of the Hi/LO Rights Plan.

     Discount Auto Parts does not have a stockholders rights plan in effect.

TERMINATION; EFFECT OF TERMINATION

     By Either Party. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Hi/LO, (i) by mutual consent of Discount Auto Parts and Hi/LO, or (ii) by either Discount Auto Parts or Hi/LO if the Merger has not been consummated before April 30, 1998; provided that the party seeking to terminate has not breached in any material respect its obligations under the Merger Agreement in any manner that has proximately contributed to the failure to consummate the Merger on or before such date, or (iii) by either Discount Auto Parts or Hi/LO if (a) a statute, rule, regulation or executive order has been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated by the Merger Agreement or (b) an order, decree, ruling or injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger becomes final and non-appealable, or
(iv) by either Discount Auto Parts or Hi/LO if the required approval of the stockholders of Hi/LO is not obtained at the Special Meeting.

     By Discount Auto Parts. Discount Auto Parts may terminate the Merger Agreement at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the Hi/LO stockholders, (i) if Hi/LO breaches, or fails to comply with, in any material respect any of its obligations under the Merger Agreement or any representation or warranty made by Hi/LO was untrue when made or as of the time of such termination as if made on and as of such time (except for representations and warranties made as of a specified date, which need be true only as of the specified date), provided such breach, failure or misrepresentation is not cured within 30 days after notice thereof from Discount Auto Parts and such breaches, failures or misrepresentations, individually or in the aggregate, results or is reasonably likely to result in a material adverse effect on Hi/LO, or (ii) if the Hi/LO Board of Directors or any committee thereof withdraws or modifies in any adverse manner, or resolves to withdraw or modify, its approval or recommendation of the Merger or the Merger Agreement, or shall approve or recommend any acquisition of Hi/LO or a material portion of Hi/LO's assets or any tender offer for shares of Hi/LO's capital stock other than by Discount Auto Parts or an affiliate of Discount Auto Parts.

     By Hi/LO. Hi/LO may terminate the Merger Agreement at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the Hi/LO stockholders, (i) if Discount Auto Parts breaches, or fails to comply with, in any material respect, any of its obligations under the Merger Agreement or any representation or warranty made by Discount Auto Parts was untrue when made or as of the time of such termination as if made on and as of such time (except for representations and warranties made as of a specified date, which need be true only as of the specified date), provided such breach, failure or misrepresentation is not cured within 30 days after notice thereof from Hi/LO and such breaches, failures or misrepresentations, individually or in the aggregate, results or is reasonably likely to result in a material adverse effect on Discount Auto Parts, or (ii) if prior to the approval of the Merger Agreement by the Hi/LO stockholders, the Hi/LO Board of Directors reasonably determines that a Takeover Proposal constitutes a Superior Proposal (provided that Hi/LO may not terminate the Merger Agreement under such circumstances unless simultaneously with such termination Hi/LO enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal and pays a $4.0 million termination fee (the "Termination Fee") to Discount Auto Parts) or (iii) if the Discount Average Share Price is less than $19.55 and the Hi/LO Board of Directors determines to terminate by a vote of a majority of the members of the entire Hi/LO Board.

     Subject to limited exceptions, including the survival of Hi/LO's agreement to pay a termination fee to Discount Auto Parts under certain circumstances, as discussed below, in the event of the termination of the Merger Agreement, the Merger Agreement shall become void, there shall be no liability on the part of Discount Auto Parts, Merger Sub or Hi/LO to the other, and all rights and obligations of the parties thereto shall cease, except that no party will be relieved from its obligations with respect to any breach of the Merger Agreement.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended in writing by the parties thereto by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after approval of the Merger Agreement by the stockholders of Hi/LO, no amendment or change may be made to the provisions of the Merger Agreement with respect to the conversion of shares of Hi/LO Common Stock or that under applicable law requires further approval or authorization by Hi/LO stockholders.

     At any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party thereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant thereto, and (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement. Any such extension or waiver shall be valid only if set forth in a writing signed by the party or parties to be bound thereby. Neither Discount Auto Parts nor Hi/LO, however, intends to enter into any amendment to the Merger Agreement or to waive compliance by the other with the terms of the Merger Agreement if such amendment or waiver would be material to the consideration and vote of the stockholders of Hi/LO upon the proposal to adopt the Merger Agreement without resoliciting the votes of such stockholders.

EXPENSES AND TERMINATION FEE

     Discount Auto Parts and Hi/LO will pay their own costs and expenses in connection with the Merger except Discount Auto Parts and Hi/LO shall each pay one-half of all expenses related to printing, filing and mailing this Proxy Statement/Prospectus and filing fees incurred in connection with the Registration Statement and under the HSR Act; provided that in the event that Hi/LO is required to pay the Termination Fee, then all such expenses shall be paid by Discount Auto Parts.

     The Merger Agreement provides that Hi/LO will pay to Discount Auto Parts a Termination Fee equal to $4.0 million if: (1) the Merger Agreement is terminated by Hi/LO or Discount Auto Parts because the required vote of the Hi/LO stockholders is not obtained at the Special Meeting of Hi/LO stockholders and prior to the date of such meeting a Takeover Proposal shall have been made and prior to the first anniversary of the date of such meeting Hi/LO shall have consummated a recapitalization, merger, consolidation or other business combination involving, or any purchase of, all or substantially all of the assets or more than 50% of the voting securities of Hi/LO, directly or indirectly, by the entity that made such Takeover Proposal; (2) the Merger Agreement is terminated by Hi/LO prior to the approval of the Merger Agreement by the Hi/LO stockholders because the Hi/LO Board, in accordance with the terms of the Merger Agreement, enters into a definitive acquisition, merger or similar agreement to effect a Superior Proposal; or (3) the Merger Agreement is terminated by Discount Auto Parts because the Hi/LO Board or any committee of the Hi/LO Board, (i) withdraws or modifies in any adverse manner its approval or recommendation of the Merger Agreement or the Merger, (ii) approves or recommends any acquisition of Hi/LO or a material portion of Hi/LO's assets or any tender offer for shares of Hi/LO's capital stock, in each case, other than by Discount Auto Parts or an affiliate of Discount Auto Parts, or (iii) resolves to take any of the actions specified in clause (i) above.

     In the case the Termination Fee is payable as provided in clause (1) above, such Termination Fee shall be paid prior to the consummation of the Takeover Proposal. In the case the Termination Fee is payable as provided in clause (2) above, such Termination Fee shall be paid concurrently with the termination of the Merger Agreement. In the case the Termination Fee is payable as provided in clause (3) above, such Termination Fee shall be paid within three business days after notice of the termination of the Merger Agreement.

NEW YORK STOCK EXCHANGE LISTING

     Pursuant to the Merger Agreement, Discount Auto Parts will cause the shares of Discount Auto Parts Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

                           DISCOUNT AUTO PARTS, INC.

     Discount Auto Parts is one of the Southeast's leading specialty retailers of automotive replacement parts, maintenance items and accessories for the "Do-It-Yourself" ("DIY") consumer. As of November 4, 1997, Discount Auto Parts operated a chain of 413 Discount Auto Parts stores, with 334 stores located throughout Florida, 49 stores in Georgia, 16 stores in Alabama, 4 stores in South Carolina and 10 stores in Mississippi. Each Discount Auto Parts store carries an extensive line of brand name replacement "hard" parts, such as starters, alternators, brake pads, brake shoes and water pumps, for domestic and imported cars, vans and light trucks, as well as brand name maintenance items and accessories. Discount Auto Parts is not in the business of selling tires or performing automotive repairs or installations.

     Discount Auto Parts has achieved significant growth in each of its five latest fiscal years. Net sales have increased to $405.2 million in fiscal 1997 from $176.8 million in fiscal 1993 and income from operations has increased to $47.2 million in fiscal 1997 from $21.8 million in fiscal 1993. The number of stores had increased to 400 as of the end of fiscal 1997 from 158 at the beginning of fiscal 1993 and stands at 413 as of November 4, 1997. Comparable store sales have increased an average of 5.7% during the past five fiscal years, but declined 0.6% in fiscal 1997, when excluding bulk commercial sales of R-12 freon.

     At September 2, 1997, Discount Auto Parts had consolidated total assets of approximately $460.5 million and consolidated stockholders' equity of approximately $235.5 million and employed approximately 3,800 persons.

     Discount Auto Parts was founded in 1971 with a single 800 square foot store in Winter Haven, Florida by Herman Fontaine, his son, Denis L. Fontaine, and other members of the Fontaine family. Since the Company's inception, members of the Fontaine family, including Herman Fontaine, Denis L. Fontaine and Peter J. Fontaine, managed the Company and played key roles in formulating and carrying out its business strategies. Herman Fontaine served as President from 1972 until 1978 and as the Chairman of the Board from 1972 until 1986, at which time he became Chairman Emeritus. Denis L. Fontaine assumed the roles of Chief Executive Officer and President in 1978 and held such positions until his death in June 1994. Peter J. Fontaine, who has been with the Company for over 22 years and previously served as Chief Operating Officer, was elected as President and Chief Executive Officer in 1994. Effective February 1, 1997, William (Bill) C. Perkins assumed the position of President from Peter J. Fontaine while Peter J. Fontaine remained Chief Executive Officer. Bill Perkins has served and also continues to serve as Chief Operating Officer. He also served as Chief Financial Officer from 1992 to 1996.

     Discount Auto Parts completed its initial public offering in August 1992, and the Fontaine family continues to control approximately 48% of the outstanding Discount Auto Parts Common Stock. After the Merger, the Fontaine family will control approximately 43% of the outstanding Discount Auto Parts Common Stock.

     In July 1997, Discount Auto Parts entered into a settlement agreement to resolve certain litigation related to commercial sales of R-12 freon, and recorded a related pre-tax charge to earnings of approximately $20.5 million in the fourth quarter of fiscal 1997. The provisions of the settlement agreement have been substantially performed by Discount Auto Parts.

                             HI-LO AUTOMOTIVE, INC.

GENERAL

     Hi/LO sells automotive aftermarket parts, products and accessories for domestic and imported cars, vans and light trucks to DIY consumers and commercial auto repair outlets. DIY consumers purchase parts, products and accessories and perform their own installation and maintenance. Commercial repair outlets include professional mechanics, auto repair shops, auto dealers, fleet owners, and mass and general merchandisers with auto repair facilities that perform installation and maintenance work for a fee. Hi/LO stores are not engaged in the business of selling tires or performing automotive repairs or installations.

     Since the opening of the first Hi/LO store in 1956, Hi/LO has targeted the DIY consumer by offering a large selection of repair and replacement parts, friendly customer service and high quality parts at low, discount prices. The DIY market segment accounted for approximately 65% of Hi/LO's sales in 1996, and in the first nine months of 1997.

     Although Hi/LO stores have always served commercial customers, Hi/LO initiated a formal commercial sales program in 1989 to increase such sales. As a result, Hi/LO's participation in the commercial segment of the automotive aftermarket has changed from a retail-related walk-in business to a delivery-oriented commercial business. Sales to the commercial market segment accounted for approximately 35% of Hi/LO's 1996 sales and 34% in the first three quarters of 1997.

     In early 1992, Hi/LO adopted an everyday low price strategy to strengthen its reputation with DIY customers as a price leader. To support its strategy, Hi/LO regularly reviews its vendor relationships to evaluate and compare price, quality and service, and, as appropriate, may change vendors.

     At September 30, 1997, Hi/LO had 187 stores, 70 located in the greater Houston metropolitan area, 31 in the Dallas/Fort Worth area, 9 in the Austin area, 8 in San Antonio, 45 located in other cities and communities in Texas, 17 located in Louisiana, and 7 located in Southern California. Hi/LO has closed 8 stores since June 30, 1996.

     The following table sets forth Hi/LO's store activities during the past five years and through September 30, 1997:

                                                      1997   1996   1995   1994   1993   1992
                                                      ----   ----   ----   ----   ----   ----
Beginning stores....................................  191    194    178    150    129    114
New stores..........................................    1     --      8     20     21     15
Acquired stores.....................................   --     --      8      8     --     --
Closed stores.......................................    5      3     --     --     --     --
Ending stores.......................................  187    191    194    178    150    129

BUSINESS STRATEGY

     Hi/LO's strategy is to serve both the DIY and commercial market segments of the automotive aftermarket through its store network. By serving both market segments through its stores, Hi/LO is able to serve a larger customer base at its stores. As a result, greater store productivity can be attained and a more extensive product selection can be maintained at the stores. Hi/LO believes its business strategy positions it to sell replacement parts to both the DIY consumer market and the professional mechanic market, thus reducing the sensitivity of Hi/LO's sales to shifts in demand between the two market segments.

     Hi/LO believes that additional benefits result from serving both market segments. In the DIY segment, Hi/LO has found that the product knowledge gained by its associates from serving the more technically-oriented commercial customers has improved their handling of overall product selection. In the commercial segment, Hi/LO believes that the merchandising capabilities resulting from serving the DIY segment enable it to market its products to commercial customers more effectively than traditional commercial suppliers.

     Hi/LO's business strategy is supported by the following key merchandising and marketing elements:

     Selection. Hi/LO stores generally carry 15,000 to 30,000 Stock Keeping Units ("SKUs"), depending on store size and location. An additional 50,000 SKUs are available from Hi/LO's distribution center. In total, Hi/LO stocks approximately 80,000 SKUs, reflecting primarily a larger selection of repair or replacement "hard parts" than most of its retail competitors. As a result of its broad product selection, Hi/LO believes it has established a reputation with its customers as being more likely than its competitors to have in stock the parts requested by the customer.

     Everyday Low Prices. Hi/LO has an everyday low price strategy. Hi/LO seeks to maintain retail prices that are comparable to those of its major retail competitors and to maintain commercial (delivered) prices comparable to or below those of its major commercial competitors. Hi/LO supplements its everyday low price strategy with special promotional pricing on selected products. To assure DIY consumers of its competitive prices, Hi/LO maintains a "match any price" policy. In addition, Hi/LO commercial customers are offered reduced prices on hard parts based on the volume of sales to those customers. Hi/LO's pricing strategy is communicated to customers through newsprint, radio and television advertising, as well as in-store promotional signage and displays designed to highlight Hi/LO's everyday low price strategy.

     Availability. To assure superior parts availability at the store level, Hi/LO makes regularly scheduled deliveries to all stores at least once each week from its distribution center in Houston, Texas. To meet customers' product requests, special order deliveries are made as often as twice a day, Monday through Saturday, to most of Hi/LO's greater Houston metropolitan area stores, and usually by the next day to other Hi/LO stores. Commercial customers are serviced through store-based delivery trucks that generally make deliveries from in-store inventories in less than 60 minutes after receipt of an order.

     Knowledgeable Associates. Hi/LO emphasizes customer service, technical knowledge and experience in its store associates, who are trained to be professional, courteous and responsive to customers. Hi/LO seeks to hire store sales associates with prior auto parts experience. Customer service is enhanced through the use of a computerized point-of-sale system that assists store associates in selecting the correct parts for customers' needs and in recommending other related parts and products.

STORE OPERATIONS

     Hi/LO stores are generally located on or near major traffic arteries and offer ample parking and easy customer access. Forty-three of Hi/LO's stores in operation on September 30, 1997, were located in multi-tenant facilities, and 144 were freestanding. Hi/LO bases site selection on demographic data, including population density, vehicle traffic counts, and number and type of auto repair facilities located within a three to five mile radius. Current and anticipated competition is also evaluated. To date, Hi/LO has encountered no significant difficulties in locating suitable store sites.

     Hi/LO's stores generally range in size from approximately 5,000 square feet to 17,000 square feet (averaging approximately 8,300 square feet) of ground floor space, including selling, office, stockroom and receiving areas. Many Hi/LO stores contain an additional second floor or mezzanine area. Hi/LO believes the square footage of its stores is larger than many of its retail competitors' auto parts stores and enables Hi/LO to stock a broader selection of "hard parts."

     Over the past five years, Hi/LO has remodeled 26 stores and relocated 10 stores.

     Although store layout varies slightly among stores based on the physical facilities, emphasis at each store is placed on a clean, bright and well-organized appearance. Exterior and interior signage is highly visible in contrasting yellow and black, and all store associates wear attractive Hi/LO uniforms. Merchandise is displayed in a manner designed to provide ready customer access and to draw the customer through the store. High turnover products and accessories generally are positioned to encourage impulse purchases. In all stores, accessories, maintenance and appearance products are displayed on gondolas using a "plan-o-gram" system to provide uniform and consistent merchandise presentation. Aisle and counter displays are generally used to feature high demand seasonal merchandise, new items and advertised specials. Hi/LO stores offer free testing of starters, alternators and batteries and a liberal policy on returns. Most Hi/LO stores also make available tools and technical manuals and provide minor machining services in order to assist DIY customers in repairing their vehicles.

     Hi/LO considers customer relations and the product knowledge of store associates to be critical to its marketing approach and in developing customer loyalty. Store sales associates use a computerized point-of-sale system to assist in selecting the correct product for customers' needs, recommending other related parts and products, and pricing transactions. Hi/LO stores typically have one manager, one assistant manager, and may have 5 to 27 additional associates. The store manager is responsible for recruiting, hiring and training store associates, establishing work schedules and maintaining displays and inventory.

     Hi/LO conducts training programs and is continuously developing additional training programs and improvements to existing programs. These programs encompass both self-study and group presentation formats. The supervisory programs help region managers, store managers and assistant store managers acquire and maintain the skills necessary to carry out their responsibilities professionally and efficiently. Other programs are used to train new store associates in basic job related skills and to address the developmental needs of associates desiring to progress in Hi/LO.

     Hi/LO stores are generally open Monday through Saturday, 8:00 A.M. to 9:00 P.M., and Sunday, 9:00 A.M. to 8:00 P.M., with extended hours during the summer season. Hi/LO stores accept cash, checks and major credit cards and offer short-term credit to selected commercial customers who satisfy the Company's credit requirements.

COMMERCIAL PROGRAM

     The commercial sales program, marketed under the trade name First Call(R), is targeted at professional mechanics, auto repair shops, auto dealers, fleet owners, mass and general merchandisers with auto repair facilities, and other commercial repair outlets located near Hi/LO's stores. As part of its commercial sales program, Hi/LO maintains a commercial manager in many of its stores, whose primary responsibility is to service commercial accounts. In addition, Hi/LO's commercial sales force assists the commercial managers in developing commercial sales. At September 30, 1997, the commercial sales force numbered 25 people. Over the past two years, Hi/LO has continued to improve its service to commercial customers by centralizing commercial operations for groups of stores. This concept was expanded in 1997 when a centralized commercial call center was opened. In addition, the regional call center operations are being combined into this state of the art call center. The former store commercial managers and a number of senior sales associates are dedicated to serving the commercial accounts for all stores in designated areas from this new call center which currently serves approximately 42 stores. Delivery of product to commercial customers from the nearest store location is also arranged for by these associates. Hi/LO believes that by centrally serving customers, service levels improve.

     Deliveries of in-store inventories are generally made to commercial customers in less than 60 minutes after receipt of an order. Hi/LO believes it can offer its commercial customers an advantage over most traditional commercial suppliers in parts selection and availability due to the greater breadth of its in-store and distribution center inventories together with more convenient store locations.

PRODUCT LINE AND PRICING

     Hi/LO's product line consists of approximately 80,000 SKUs, providing a wide selection of items for domestic and imported cars, vans and light trucks. Hi/LO's larger SKU count relative to its retail competitors reflects primarily the broader selection of "hard parts" carried by Hi/LO, such as engine and transmission parts, chassis parts, brake parts, batteries, shock absorbers and struts, mufflers and other exhaust system parts. In addition, Hi/LO's product line includes accessories, such as tools and hardware, seat covers, floor mats, gauges, mirrors, and car radios and speakers; maintenance products, such as motor oils, filters, antifreeze, paints, and oil and fuel additives; and appearance products, such as polishes, waxes, and cleaners. Hi/LO's product mix includes both nationally recognized brand names and quality private label products.

     Hi/LO has an everyday low price strategy. Hi/LO seeks to maintain retail prices that are comparable to those of its major retail competitors and to maintain commercial prices comparable to or below those of its major commercial competitors. Hi/LO supplements its everyday low price strategy with special promotional pricing on selected products. To assure DIY consumers of its competitive prices, Hi/LO maintains a "match any price" policy. In addition, Hi/LO's commercial customers may be offered reduced prices on selected items.

PROPERTIES

     Hi/LO owns a warehouse facility of approximately 384,700 square feet (including approximately 10,100 square feet of office space) and a separate office building of approximately 10,600 square feet in Houston. Hi/LO leases an office building in Houston of approximately 57,500 square feet, where Hi/LO's headquarters have been located since May 1993. Hi/LO occupies approximately 37,300 square feet of the building, and the remainder is subleased or available for sublease by Hi/LO to other tenants.

     Of Hi/LO's 187 store sites at September 30, 1997, 13 are owned and 174 leased. Generally, Hi/LO leases store sites for a 15-year initial period with two five-year renewal options. As of September 30, 1997, minimum commitments on all noncancelable long-term leases were $81,311,000. Leases on 92 stores, assuming exercise of all renewal options, expire on or before December 31, 2002.

LEGAL PROCEEDINGS

     In July 1997, Hi/LO's operating subsidiary, Hi-Lo Auto Supply, L.P., was served with a purported class action petition styled "Charles Beresky vs. Hi-Lo Auto Supply, L.P.," Cause No. B-157-070 in the District Court of Jefferson County, Texas, 60th Judicial District. The petition alleges that Hi/LO Auto Supply developed a scheme to promote, offer and sell "old," "used" and "out of warranty" batteries as if the batteries were new and seeks certification as a class action on behalf of all persons and entities in the United States that have purchased a battery from Hi/LO during the period May 5, 1990 to the present. In the petition, the plaintiff purports to state causes of action for deceptive trade practices violations, breach of contract, negligence, fraud, negligent misrepresentation and breach of warranty, and the plaintiff seeks actual damages, treble damages, punitive damages, attorneys' fees and pre- and post-judgment interest.

     This lawsuit is similar to class action litigation brought against a number of retail auto parts chains and other retailers of aftermarket automotive batteries. While it is too early to predict the impact of this litigation, Hi/LO believes the claims are without merit and intends to vigorously defend this action.

     Hi/LO is also party to various routine claims and lawsuits arising in the normal course of Hi/LO's business. Hi/LO does not believe that such claims and lawsuits, individually or in the aggregate, will have a material adverse effect on Hi/LO's results of operations or financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Hi/LO sells automotive aftermarket parts, products and accessories to retail and commercial customers in Texas, Louisiana and California. During the third quarter of 1997, Hi/LO opened one store and closed two stores reducing its total store count to 187. Hi/LO's store openings generally have been in markets where existing national competitors already have and/or are opening stores. Certain national competitors have also continued to open new stores in Hi/LO's existing markets. Management of Hi/LO believes that the markets in which Hi/LO operates will continue to see increasing competition in the foreseeable future. New store competition has a significant short-term impact on retail sales of Hi/LO's nearby stores. Future successful financial results are dependent upon Hi/LO's ability to compete effectively with these national competitors.

     To respond to increased competition, Hi/LO is continuing to remodel older stores located near recently opened competitor stores, improve customer service, reduce operating, selling, general and administrative costs when appropriate, and improve distribution efficiencies. These initiatives are being supported by changes in product assortment, including more high-quality product offerings and increased sales and marketing efforts in the commercial markets. Additionally, Hi/LO has plans to open two to four additional new stores during 1997 and is focusing on the performance of its existing stores to improve profitability. Hi/LO identified up to 11 underperforming stores during 1996, three of which were closed in 1996 and five of which have been closed through September 30, 1997. The commercial program is also in the process of being streamlined and consolidated, including through the opening of the centralized call center for receiving commercial orders.

     Management of Hi/LO believes that Hi/LO is regaining its momentum and, as a result of the initiatives begun in response to increased competition, as well as expected seasonal increases in sales and profitability, Hi/LO's financial results have continued to improve in the third quarter of 1997. Historically, Hi/LO's second and third quarters are strongest because of seasonal sales volume increases. Hi/LO cannot, however, provide any assurance that its results will continue to improve or even remain at current levels.

     In the third quarter of 1996, Hi/LO recorded a $37.7 million charge to write off its goodwill. Cash flow projections prepared by Hi/LO indicated that it would not be able to realize its goodwill through future operations. In addition, Hi/LO recorded $13.7 million in charges for future store closings, the impairment of certain fixed assets in underperforming stores and of certain assets at Hi/LO's distribution center, and the liquidation of real estate held for future store expansion. Hi/LO also recorded to cost of goods sold and buying and distribution $3.7 million in write-downs of certain inventory items and $4.3 million to operating, selling, general and administrative expenses.

     The following discussion of Hi/LO's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Proxy
Statement/Prospectus.

  Results of Operations -- Three Months and Nine Months Ended September 30, 1997

     The following table sets forth the income statement data of Hi/LO expressed as a percentage of sales and the percentage change in such income statement data from period to period.

                                                               NINE MONTHS         PERCENTAGE
                                              QUARTER ENDED       ENDED              CHANGE
                                              SEPTEMBER 30,   SEPTEMBER 30,     ----------------
                                              -------------   -------------                NINE
                                              1997    1996    1997    1996      QUARTER   MONTHS
                                              -----   -----   -----   -----     -------   ------
Sales.......................................  100.0%  100.0%  100.0%  100.0%       1.4%     (4.0)%
Cost of sales...............................   60.3    69.4    60.2    63.9      (11.7)     (9.4)
                                              -----   -----   -----   -----
Gross profit................................   39.7    30.6    39.8    36.1       31.0       5.5
Operating, selling, general and
  administrative expenses...................   34.8    44.1    36.4    39.3      (19.9)    (11.4)
Provision for asset impairment and store
  closings..................................     --    79.7      --    26.7     (100.0)   (100.0)
                                              -----   -----   -----   -----
Operating income (loss).....................    4.9   (93.2)    3.4   (29.9)     105.2     111.0
Interest expense............................    1.8     1.7     1.8     1.6        0.4       5.0
Other expense, net..........................    0.1     0.3     0.1     0.4      (66.3)    (92.5)
                                              -----   -----   -----   -----
Income (loss) before taxes (benefit) on
  income....................................    3.0   (95.2)    1.5   (31.9)     103.2     104.8
Taxes (benefit) on income (loss)............    1.0   (15.0)    0.5    (4.9)     106.9     110.9
                                              -----   -----   -----   -----
Net income (loss)...........................    2.0%  (80.2)%   1.0%  (27.0)%    102.5     103.7
                                              =====   =====   =====   =====

     Three Months Ended September 30, 1997 (Third Quarter), Compared to Three Months Ended September 30, 1996. Sales increased for the third quarter of 1997 by $0.9 million, or 1.4%, from the comparable 1996 quarter. The increase was due primarily to same-store sales increases of $1.7 million, or 2.8% of sales, and new store sales increases of $0.1 million, which were partially offset by store closings through the end of the third quarter of 1997. Same-store sales represent a comparison of sales by the same stores between corresponding full periods. At the end of the third quarter of 1997, Hi/LO had 187 stores in operation compared to 192 at the end of the third quarter of 1996.

     Gross profit for the third quarter of 1997 was $25.9 million, or 39.7% of sales, compared with $19.7 million, or 30.6% of sales, for the third quarter of 1996. The increase in gross profit dollars was attributable to higher sales and improved product margins together with a shift in the mix of sales to the higher margin retail business compared to 1996. In addition, the third quarter of 1996 included $3.8 million in expense related to the write-down of certain inventory to net realizable value.

     Operating, selling, general and administrative expenses for the third quarter of 1997 were $22.7 million, or 34.8% of sales, compared to $28.4 million, or 44.1% of sales, for the third quarter of 1996. This 19.9% decrease is primarily the result of cost reductions in store operating costs in 1997 and the inclusion in the third quarter of 1996 of a $4.3 million charge related to store costs and the costs of improving Hi/LO's information systems.

     A provision for asset impairment and store closings of $51.4 million was recorded in the third quarter of 1996. The provision included a $37.7 million charge for intangibles, primarily costs in excess of net assets acquired (goodwill), and a $13.7 million charge for store closings, write-offs of certain store fixed assets and of certain assets at Hi/LO's distribution center, and liquidation of real estate previously acquired for future expansion.

     Operating income for the third quarter of 1997 was $3.1 million, or 4.9% of sales, compared to an operating loss of $60.0 million in the third quarter of 1996 as a result of the factors discussed above.

     Interest expense for the third quarter of 1997 was $1.1 million, or 1.8% of sales, compared to $1.1 million, or 1.7% of sales, for the third quarter of 1996.

     Hi/LO's effective income tax rate for the third quarter of 1997 was 33.8% of pre-tax income compared to an income tax benefit of (15.7)% of pre-tax loss for the third quarter of 1996. This expense increase as a percent of pre-tax income in the third quarter of 1997 is primarily the result of the factors discussed above. The relatively small tax benefit as a percent of pre-tax loss in the third quarter of 1996 is a result of the $37.7 million provision for asset impairment relating to costs in excess of net assets acquired (goodwill). Hi/LO did not receive a tax benefit from writing off these costs in excess of net assets acquired as they are not deductible for federal income tax purposes.

     Net income of $1.3 million in the third quarter of 1997 compares to a net loss of $51.7 million in the third quarter of 1996, due to the factors previously discussed.

  Nine Months Ended September 30, 1997 (1997 Period), Compared to Nine Months Ended September 30, 1996. Sales for the 1997 Period of $184.6 million decreased by $7.8 million, or 4.0%, from $192.3 million for the comparable period in 1996. The decrease resulted from same-store sales decreases of 2.8% of sales and five store closings during the period.

     Gross profit for the 1997 Period was $73.4 million, or 39.8% of sales, compared with $69.5 million, or 36.1% of sales, in 1996. The 5.5% increase in gross profit was attributable primarily to the shift in mix of sales to the higher margin retail business compared to 1996. Additionally, in the third quarter of 1996, Hi/LO recorded a charge of $3.8 million to cost of goods sold relating to the write-down of certain inventories to their net realizable values.

     Operating, selling, general and administrative expenses for the 1997 Period decreased by $8.7 million, or 2.9% of sales, over 1996 levels. This was primarily the result of labor cost reductions in store operating costs and better cost control. Additionally, the decrease reflects the impact of a $4.3 million charge related to store costs and the costs of improving Hi/LO's information systems, in the third quarter of 1996. Operating, selling, general and administrative expenses decreased as a percent of sales to 36.4% in the 1997 Period from 39.3% in 1996.

     A provision for asset impairment and store closings of $51.4 million was recorded in the third quarter of 1996. The provision included $37.7 million of intangibles, primarily costs in excess of net assets acquired (goodwill), and a $13.7 million charge for store closings, write-offs of certain store fixed assets and of certain assets at Hi/LO's distribution center, and liquidation of real estate previously acquired for future expansion.

     Operating income in the 1997 Period was $6.3 million, or 3.4% of sales, compared to an operating loss of $57.5 million, or (29.9)% of sales, during 1996 due to the factors discussed previously.

     Interest expense for the 1997 Period was $3.3 million, or 1.8% of sales, compared to $3.2 million, or 1.6% of sales, in 1996 because of higher interest rates during the 1997 Period.

     Hi/LO's effective income tax rate for the 1997 Period was 34.9% of pre-tax income compared to a benefit of (15.5)% of pre-tax loss for 1996. The increase in expense as a percent of pre-tax income is a result of the increase in pre-tax income during the 1997 Period. The relatively small tax benefit as a percent of the pre-tax loss in 1996 is a result of the $37.7 million provision for asset impairment relating to costs in excess of net assets acquired (goodwill). Hi/LO did not receive a tax benefit for writing off these costs in excess of net assets acquired as they were not deductible for federal income tax purposes.

     Net income for the 1997 Period was $1.9 million, or 1.0% of sales, compared to the 1996 net loss of $51.9 million, or (27.0)% of sales, due primarily to the write-offs recorded in the third quarter of 1996.

  Results of Operations -- Years ended December 31, 1996, 1995 and 1994

     The following table sets forth the income statement data of Hi/LO expressed as a percentage of sales and the percentage change in such income statement data from period to period.

                                                                               PERCENTAGE CHANGE
                                                  PERCENTAGE OF SALES         INCREASE (DECREASE)
                                                ------------------------      --------------------
                                                1996      1995     1994       1996-95     1995-94
                                                -----     -----    -----      --------    --------
Sales.........................................  100.0%    100.0%   100.0%        (5.3)%      11.5%
Cost of sales.................................   63.3      60.6     59.3         (1.0)       13.9
                                                -----     -----    -----
Gross profit..................................   36.7      39.4     40.7        (11.8)        8.0
Operating, selling, general and administrative
  expenses....................................   39.9      36.2     33.2          4.4        21.4
Provision for asset impairment and store
  closings....................................   20.7        --       --           NM          --
                                                -----     -----    -----
Operating income (loss).......................  (23.9)      3.2      7.5           NM       (51.9)
Interest expense..............................    1.7       1.6      1.0          3.0        88.3
Other expense, net............................     .2       0.5      0.4        (61.3)       28.5
                                                -----     -----    -----
Income (loss) before taxes (benefit) on
  income......................................  (25.8)      1.1      6.1           NM       (78.6)
Taxes on income (benefit from loss)...........   (4.2)      0.5      2.2           NM       (73.6)
                                                -----     -----    -----
Net income (loss).............................  (21.6)%     0.6%     3.9%          NM       (81.5)
                                                =====     =====    =====

---------------

NM = Not Meaningful

  1996 Compared to 1995. Sales for the year ended December 31, 1996, were $248.6 million, reflecting a decrease of 5.3% from 1995 sales of $262.5 million, while a net loss of $53.7 million, or $4.99 per share, was recorded, compared to net income of $1.7 million, or $.16 per share, in 1995.

     The $13.9 million decrease in sales resulted from same-store sales decreases of $17.5 million, or 7.0%, and decreases of $.8 million due to closed stores, partially offset by sales increases of $4.4 million for the 16 stores opened or acquired after the beginning of 1995. Same-store sales represent sales at stores opened during corresponding full periods of both the current and previous years. Same-store sales were adversely affected primarily by increased competition.

     Gross profit for 1996 was $91.1 million, or 36.7% of sales, compared with $103.4 million, or 39.4% of sales, for 1995. The $12.3 million (11.8%) decrease in gross profit was attributable primarily to lower sales at existing stores. The 2.7% decline in gross profit as a percent of sales was the result of product margins decreasing by approximately 0.3%, a reduction in vendor incentives of 0.4%, third-quarter charges previously discussed of 1.5%, and distribution costs increasing by approximately 0.5% over the prior year. The product margins were impacted by sales mix and the slow-down in store openings that eliminated certain product pricing incentives that had been made available by certain suppliers.

     Operating, selling, general and administrative expenses were $99.1 million, or 39.9% of sales, for 1996, compared to $95.0 million, or 36.2% of sales, for 1995. The $4.1 million increase was primarily related to the third-quarter charge of $4.3 million discussed above. Store openings during 1995, together with reduced leveraging because of lower same-store sales, resulted in operating expenses increasing by 3.7% as a percent of sales.

     A provision for asset impairment and store closings of $51.4 million was recorded in the third quarter of 1996. The $51.4 million provision includes a $37.7 million charge, relating primarily to cost in excess of net assets acquired (goodwill) and a $13.7 million charge for future store closings, the impairment of certain assets in underperforming stores and at Hi/LO's distribution center, and the write-down of the cost of real estate previously held for future expansion.

     Operating loss in 1996 of $59.3 million, or 23.9% of sales, decreased from operating income in 1995 of $8.4 million, or 3.2% of sales, due to the factors discussed previously.

     Interest expense was $4.3 million, or 1.7% of sales, compared to $4.1 million, or 1.6% of sales, for 1995. The increase of $0.2 million, or 3.0%, was due to higher average debt levels outstanding and higher interest rates in 1996.

     Hi/LO's effective income tax rate was 16.1% of the pre-tax loss in 1996, compared to 44.9% of pre-tax income, for 1995. The small benefit as a percent of pre-tax loss results from the write-off of goodwill which is not deductible for federal income tax purposes.

     Hi/LO recorded a net loss in 1996 of $53.7 million, or 21.6% of sales, a decrease from net income of $1.7 million, or 0.6% of sales, in 1995, due to the factors discussed previously.

     1995 Compared to 1994. Sales for the year ended December 31, 1995, were $262.5 million, reflecting an increase of 11.5% over 1994, while net income decreased to $1.7 million, or $.16 per share, compared to $9.1 million, or $.85 per share in 1994.

     The $27.1 million increase in sales resulted from sales of $36.1 million for the 44 stores opened or acquired after the beginning of 1994 and same-store sales decreases of $9.0 million, or 4.1%. Hi/LO's California stores acquired in 1994 contributed $19.4 million of sales in 1995. Same-store sales represent sales at stores opened during corresponding full periods of both the current and previous years. Same-store sales were adversely affected by mild weather during the summer of 1995 (hot weather causes a higher incidence of auto parts failures) and competition.

     Gross profit for 1995 was $103.4 million, or 39.4% of sales, compared to $95.7 million, or 40.7% of sales, for 1994. The $7.7 million (8.0%) increase in gross profit was attributable to sales at new stores. The 1.3% decline in gross profit as a percent of sales was the result of product margins decreasing by approximately 0.7% and distribution costs increasing by approximately 0.6% over the prior year. The product margins were impacted by sales mix and the slow-down in store openings that eliminated some extra product pricing incentives that had been made available by certain suppliers.

     Operating, selling, general and administrative expenses were $95.0 million, or 36.2% of sales, for 1995, compared to $78.2 million, or 33.2% of sales, for 1994. The $16.8 million increase was primarily due to the increase in store operating costs related to increased sales, together with expenses, related to new store openings and Hi/LO's California stores. New store openings, together with reduced leveraging because of lower same-store sales, resulted in operating expenses increasing by 3% as a percent of sales.

     Operating income in 1995 of $8.4 million, or 3.2% of sales, decreased 51.9% from operating income in 1994 of $17.5 million, or 7.5% of sales, due to the factors discussed previously.

     Interest expense was $4.1 million, or 1.6% of sales, compared to $2.2 million, or 1.0% of sales, for 1994. The increase of $1.9 million, or 88.3%, was due to higher average debt levels outstanding and higher interest rates.

     Hi/LO's effective income tax rate increased to 44.9% of pre-tax income, as compared to 36.4% for 1994, primarily as a result of lower pre-tax income that increased the impact of the amortization of cost in excess of net assets acquired, which is a permanent book-tax difference, and the elimination of the jobs tax credit.

     Net income in 1995 of $1.7 million, or 0.6% of sales, decreased $7.4 million, or 81.5%, over the 1994 level of $9.1 million, or 3.9% of sales, due to the factors discussed previously.

LIQUIDITY AND CAPITAL RESOURCES

     Hi/LO's operating activities provided net cash of $3.0 million and $2.2 million during the first nine months of 1997 and the year ended December 31, 1996, respectively. Investing activities utilized $0.6 million and $4.1 million of cash during the first nine months of 1997 and the year ended December 31, 1996, respectively, principally related to Hi/LO's capital expenditures. Financing activities utilized $3.1 million of cash during the first nine months of 1997, principally to reduced indebtedness under Hi/LO's credit agreement. During 1996, financing activities provided $1.3 million of cash, principally resulting from net borrowings under Hi/LO's credit agreement.

     Inventories increased $1.0 million from December 31, 1996 to September 30, 1997 and decreased $5.5 million during 1996. The increase since December 31, 1996 is primarily a result of seasonal variances. Inventories at September 30, 1997, were $7.4 million less than inventories at September 30, 1996. The decrease in 1996 was primarily a result of a decrease in existing store and distribution center inventories to reduce inventory investments and to improve turnover. Average Hi/LO inventories per store, including distribution center inventories, were approximately $494,000 at the end of September 30, 1997, compared to approximately $479,000 at December 31, 1996, and $520,000 at September 30, 1996.

     Hi/LO has historically financed its growth and operations through a combination of internally generated funds, bank borrowings, sale and leaseback transactions, and issuance of Hi/LO Common Stock. Capital expenditures were $1.3 million during the first nine months of 1997 compared to $3.6 million for the same period of 1996. Prior to 1997, capital expenditures, which principally related to new, remodeled or relocated stores, were $4.3 million in 1996, $12.1 million in 1995 and $22.0 million in 1994. From the beginning of 1994 through the end of 1996, Hi/LO opened or acquired 44 stores and closed three stores and total merchandise inventories increased by approximately $26.9 million. Hi/LO has financed this growth through a combination of equity, sale-leaseback transactions, borrowings and internally generated funds. Most of Hi/LO's store sites are leased.

     Hi/LO opened one store during the third quarter of 1997 and plans to open two to four stores during the remainder of the year. Hi/LO also plans to remodel or relocate approximately five additional stores prior to the end of 1997. Planned capital expenditures for the remainder of 1997, including those associated with remodels, relocations and conversions, will be approximately $3.9 million to $4.6 million before sale and leaseback and direct lease transactions. Hi/LO evaluates all capital expenditures on a case-by-case basis to determine whether such expenditures are prudent under current market conditions. Hi/LO did not open any new stores during 1996. Hi/LO remodeled or relocated 10 stores during 1996.

     Hi/LO's existing credit facility contains covenants relating to Hi/LO's working capital, net worth, leverage, liquidity and certain acquisitions. Hi/LO funds its capital and liquidity needs through existing working capital, cash flows from operations, bank borrowings and sale and leaseback of real properties. For a more detailed description of Hi/LO's credit facilities see the Notes to Hi/LO's Consolidated Financial Statements included elsewhere herein.

     On October 23, 1996, Hi/LO entered into a financing agreement with a new lender. Initial funding under this financing agreement was used to repay amounts outstanding under Hi/LO's prior credit facility. The new financing agreement provides for a borrowing of up to $60.0 million of availability under a revolving credit facility, which matures October 22, 1999, with annual renewals at the option of Hi/LO and the lender. Credit availability is limited to 60% of the value of saleable inventory and 85% of accounts receivable, subject to certain adjustments and reserves which may be made at the discretion of the lender. The facility is secured by all inventories, receivables and fixed assets of Hi/LO and its subsidiaries. The borrowings may be priced, at Hi/LO's option, at the lender's prime rate, plus 1/4 of 1%, or London Interbank Offered Rates (LIBOR) plus 2.25%. Hi/LO pays a commitment fee of 3/8 of 1% per annum on all unused portions of the credit facility. Loan covenants relate to Hi/LO's net worth and cash flow, and also restrict capital expenditures. Capital expenditures are limited to $5.9 million for 1997 and $5.0 million for 1998 and 1999. Additionally, operating lease payments are restricted to $16.0 million per annum through 1999. Hi/LO was in compliance with this financing agreement as of September 30, 1997.

     Future compliance with the financial covenants of Hi/LO's financing agreement is dependent on its ability to generate sufficient earnings and cash flow to meet such covenants. In the event Hi/LO is not able to remain in compliance with the provisions of the financing agreement, it will attempt to renegotiate the terms of the financing agreement so as to remain in compliance or to refinance amounts outstanding under the credit facility. However, there can be no assurance that Hi/LO would be successful in such negotiations, in which case Hi/LO's funds available for its operating needs would be limited to internally generated funds.

     At September 30, 1997, Hi/LO had $41.8 million outstanding under the credit facility and total unutilized credit facilities of approximately $13.6 million.

     Hi/LO believes that existing working capital, cash flows from operations, bank borrowings, sale-leasebacks of retail properties and sales of excess real estate will be sufficient to fund both capital and liquidity needs of Hi/LO for the next year. However, Hi/LO's ability to access capital, due to its operating results in recent periods, could have an adverse impact on Hi/LO's ability to compete effectively in its markets.

     The book values of cash, trade accounts receivable and accounts payable approximate their fair values principally because of the short-term maturities of these instruments. The estimated fair value of long-term debt approximates the book value as the note payable to a bank is priced based upon a floating rate.

     Hi/LO accepts payment for sales by cash, including checks and major credit cards, and offers accounts to commercial customers.

SEASONALITY

     Hi/LO's business tends to be somewhat seasonal in nature, with store sales and profits historically running higher in the second and third quarters (April through September) of each year than in Hi/LO's first and fourth quarters. Sales for the combined second and third quarters of 1996 were 52.9% of annual sales. Hi/LO's business is also influenced by weather conditions. Weather extremes tend to enhance sales by causing a higher incidence of parts failure, thus increasing sales of seasonal products. Rainy weather, however, tends to reduce sales by causing deferral of elective maintenance.

INSURANCE

     Hi/LO maintains insurance for on-the-job injuries to its associates and other coverages for normal business risks. A substantial portion of Hi/LO's current- and prior-year insurance coverages are "high deductible" policies in which Hi/LO, in many cases, is responsible for the payment of incurred claims up to specified individual and aggregate limits, over which a third-party insurer is contractually liable for any additional payment on such claims. Accordingly, Hi/LO bears certain economic risks related to these coverages. On a continual basis, and as of each balance sheet date, Hi/LO records an accrual equal to the estimated costs expected to result from incurred claims plus an estimate of claims incurred but not reported as of such date based on the best available information at such date. However, the nature of these claims is such that actual development of the claims may vary from the estimated accruals. All changes in the accrual estimates are accounted for on a prospective basis. The impact on Hi/LO's financial position and results of operations will accordingly, be recorded in those future periods.

                SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

DISCOUNT AUTO PARTS

     The following table sets forth information with respect to beneficial share holdings of each director and each of the five most highly compensated executive officers of Discount Auto Parts, as well as holdings of each stockholder of Discount Auto Parts who were believed by management of Discount Auto Parts to own more than 5% of the Discount Auto Parts Common Stock outstanding as of the Record Date. The information set forth below is based solely upon information furnished by such stockholders or contained in filings made by such persons with the Commission and is as of the dates specified below.

                                                                     SHARES OWNED
                                                                   BENEFICIALLY(1)
                  NAME OF BENEFICIAL OWNER                    --------------------------
                     OR NUMBER IN GROUP                          NUMBER          PERCENT
------------------------------------------------------------  -------------      -------
Fontaine Industries Limited Partnership(2)..................    4,098,255         24.7
3305 W. Spring Mountain Road #60
Las Vegas, Nevada 89012
Fontaine Enterprises Limited Partnership(3).................    3,749,664         22.6
3305 W. Spring Mountain Road #60
Las Vegas, Nevada 89012
Peter J. Fontaine(4)........................................    7,899,919         47.6
c/o Discount Auto Parts, Inc.
4900 Frontage Road South
Lakeland, Florida 33815
Glenda A. Fontaine Marital Trust under
Agreement dated July 8, 1993(5).............................    3,749,664         22.6
c/o Discount Auto Parts, Inc.
4900 Frontage Road South
Lakeland, Florida 33815
William C. Perkins(6).......................................       15,430          *
Warren Shatzer(7)...........................................      151,000          *
C. Michael Moore............................................        1,000          *
Clifford J. Wiley(8)........................................        4,525          *
E. E. Wardlow(9)............................................        7,500          *
A Gordon Tunstall(10).......................................        3,500          *
David P. Walling(11)........................................        5,540          *
FMR Corp(12)................................................    1,158,900          7.0
82 Devonshire Street
Boston, Massachusetts 02109
Fidelity Management & Research Company(12)..................    1,131,300          6.8
82 Devonshire Street
Boston, Massachusetts 02109
Edward C. Johnson 3d(12)....................................    1,158,900          7.0
82 Devonshire Street
Boston, Massachusetts 02109
Abigail P. Johnson(12)......................................    1,158,900          7.0
82 Devonshire Street
Boston, Massachusetts 02109

                                                                     SHARES OWNED
                                                                   BENEFICIALLY(1)
                  NAME OF BENEFICIAL OWNER                    --------------------------
                     OR NUMBER IN GROUP                          NUMBER          PERCENT
------------------------------------------------------------  -------------      -------
T. Rowe Price Associates, Inc.(13)..........................    1,192,500          7.2
100 E. Pratt Street
Baltimore, Maryland 21202
T. Rowe Price New Horizons Fund, Inc.(13)...................    1,000,000          6.0
100 E. Pratt Street
Baltimore, Maryland 21202
All directors and executive officers as a group (13
  persons)..................................................           --           --

---------------

   * Less than one percent
 (1) Beneficial ownership of shares, as determined in accordance with applicable Commission rules, includes shares as to which a person has or shares voting power and/or investment power. Except as otherwise indicated, all shares are held of record with sole voting and investment power.
 (2) Fontaine Industries Limited Partnership ("Industries L.P.") is a Nevada Limited Partnership. A revocable trust established by Peter J. Fontaine and under which Mr. Fontaine is the trustee, is the sole general partner and is one of two limited partners of Industries L.P., owning an aggregate of 99% of the partnership interests. Peter J. Fontaine is a limited partner and owns the remaining 1% of the partnership interests. Although not reflected in the table, Industries L.P. may be considered, for beneficial ownership purposes, part of a group which also includes Fontaine Enterprises Limited Partnership, Peter J. Fontaine Revocable Trust, Glenda A. Fontaine Marital Trust, certain trusts established for the benefit of the children of Denis
     L. Fontaine, Peter J. Fontaine and Merritt A. Gardner as Trustee; therefore, Industries L.P. may be considered as beneficially owning the same aggregate number of shares shown in the table as being beneficially owned by Peter J. Fontaine.
 (3) Fontaine Enterprises Limited Partnership ("Enterprises L.P.") is a Nevada Limited Partnership. The Glenda A. Fontaine Marital Trust (the "Glenda Fontaine Trust"), of which Peter J. Fontaine and Merritt A. Gardner are the trustees, is the sole general partner and a limited partner of Enterprises L.P., owning an aggregate of 81.5% of the partnership interests. Certain trusts established for the benefit of the children of Denis L. Fontaine (the "Children's Trusts"), of which Peter J. Fontaine and Merritt A. Gardner are also the trustees, are limited partners of Enterprises L.P. and in such capacity own the remaining 18.5% of the partnership interests. Although not reflected in the table, Enterprises L.P. may be considered, for beneficial ownership purposes, part of a group which also includes Fontaine Industries Limited Partnership, Peter J. Fontaine Revocable Trust, Glenda A. Fontaine Marital Trust, certain trusts established for the benefit of the children of Denis L. Fontaine, Peter J. Fontaine and Merritt
     A. Gardner as Trustee; therefore, Enterprises L.P. may be considered as beneficially owning the same aggregate number of shares shown in the table as being beneficially owned by Peter J. Fontaine.
 (4) Peter J. Fontaine does not directly own any shares. Beneficial ownership by Mr. Fontaine reflects (i) 4,098,255 shares owned by Industries L.P., (ii) 3,749,664 shares owned by Enterprises L.P., (iii) 50,000 shares owned by the Peter J. Fontaine Revocable Trust, (iv) 1,000 shares owned by Debra Fontaine, Mr. Fontaine's wife and (v) 1,000 shares owned by Mr. Fontaine's daughter. See Notes (2) and (3) above.
 (5) The Glenda Fontaine Trust does not directly own any shares. Beneficial ownership by the Glenda Fontaine Trust reflects shares owned by Enterprises L.P. See Note (3) above.
 (6) The number of shares shown includes 13,558 shares deemed to be beneficially owned by Mr. Perkins by virtue of certain stock options that are currently exercisable or become exercisable within 60 days. Also includes 272 shares owned by Gina Perkins, his wife, and 200 additional shares (100 owned by each of his two sons).
 (7) The number of shares shown for Warren Shatzer includes all of the shares held by Shatzer Enterprises Limited Partnership, a Nevada limited partnership. A revocable trust established by Mr. Shatzer and under which Mr. Shatzer is the trustee, is the sole general partner and is one of two limited partners of Shatzer Enterprises Limited Partnership, owning an aggregate of 99% of the partnership interests, with Warren Shatzer being a limited partner and owning the remaining 1% of the partnership interests. The number of shares also includes 1,000 shares owned by his son.
 (8) The number of shares shown includes 4,525 shares deemed to be beneficially owned by Mr. Wiley by virtue of certain stock options that are currently exercisable or become exercisable within 60 days.
 (9) The number of shares shown includes 2,500 shares deemed to be beneficially owned by Mr. Wardlow by virtue of certain stock options that are currently exercisable or become exercisable within 60 days. Also includes 5,000 shares that are held in a revocable trust established by Mr. Wardlow and under which Mr. Wardlow is the Trustee.
(10) The number of shares shown includes 2,500 shares deemed to be beneficially owned by Mr. Tunstall by virtue of certain stock options that are currently exercisable or become exercisable within 60 days.

(11) The number of shares shown includes 250 shares deemed to be beneficially owned by Mr. Walling by virtue of certain stock options that are currently exercisable or become exercisable within 60 days. Also includes 245 shares owned by Elizabeth Walling, his wife.
(12) This information is derived from a Schedule 13G dated February 14, 1997, filed by FMR Corp., Edward C. Johnson 3d. and Abigail P. Johnson. FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson are each shown to have sole dispositive power with respect to all 1,158,900 shares. Fidelity Management & Research Company is a wholly owned subsidiary of FMR Corp. and is deemed the beneficial owner with respect to 1,131,300 shares as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. Neither FMR Corp., Edward C. Johnson, 3d, or Abigail P. Johnson has the sole power to vote or direct the voting of any of the 1,158,900 shares shown. This power resides with the Board of Trustees of the various institutions for which FMR Corp.'s wholly owned subsidiaries act as investment advisers.
(13) The number of shares shown are owned by various individual and institutional investors including the T. Rowe Price Horizons Fund, Inc. (which owns 1,000,000 shares, representing 6.0% of the shares outstanding), for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. This information is derived from a Schedule 13G dated February 14, 1997 filed by Price Associates and T. Rowe Price Horizons Fund, Inc.

HI/LO

     The following table sets forth, as of the close of business on the Record Date unless otherwise indicated, certain information with respect to the beneficial share holdings of each director and each of the five most highly compensated executive officers of Hi/LO and all executive officers and directors as a group, as well as the holdings of each stockholder who was known to Hi/LO to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of more than 5% of the Hi/LO Common Stock, based upon information furnished by such stockholders or contained in filings with the Commission.

                                                                 SHARES OWNED
                                                                 BENEFICIALLY
                                                              -------------------
                            NAME                               NUMBER     PERCENT
                            ----                              ---------   -------
Richard C. Adkerson(1)(3)...................................     17,900       *
Richard Q. Armstrong(1)(3)..................................      8,600       *
Charles P. Durkin, Jr.(1)...................................     15,782       *
E. James Lowrey(1)(3).......................................     19,500       *
Edward T. Story, Jr.(1)(3)..................................     15,100       *
T. Michael Young(1)(2)(3)...................................    420,641     3.9
Daniel T. Bucaro(2)(3)......................................     28,061       *
K. Grant Hutchins(2)(3).....................................     81,243       *
Conley P. Kyle(2)(3)(4).....................................     34,699       *
Gary D. Walther(2)(3)(5)....................................     79,747       *
All directors and executive officers as a group (10
  persons)(3)...............................................    721,273     6.5
Dimensional Fund Advisors Inc.(6)...........................    702,156     6.5
Franklin Advisory Services, Inc.(7).........................  1,067,700     9.9
Hwang Family Ltd. Partnership(8)............................  1,051,950     9.8

---------------

 *  Less than 1%
(1) A director of Hi/LO.
(2) An officer of Hi/LO.
(3) Includes shares issuable upon exercise of stock options exercisable within 60 days as follows: Mr. Adkerson -- 11,900; Mr. Armstrong -- 8,100; Mr. Lowrey -- 9,500; Mr. Story -- 8,100; Mr. Young -- 111,182; Mr.
    Bucaro -- 26,157; Mr. Hutchins -- 73,213; Mr. Kyle -- 31,333; Mr.
    Walther -- 77,973; and all directors and executive officers as a group -- 357,458.
(4) Mr. Kyle disclaims ownership of 25 of these shares, which are owned by his adult son.
(5) Mr. Walther is custodian of 1,774 of these shares for his daughter and his son under the Texas Uniform Gift to Minors Act.
(6) The information is based on a Schedule 13G dated February 5, 1997, filed with the Commission by Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, which is deemed to have beneficial ownership of all of such shares as of December 31, 1996. All of such shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional, which has sole voting power with respect to 478,200 of such shares and sole dispositive power with respect to all of such shares, disclaims beneficial ownership of all such shares. The address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.
(7) The information is based on a Schedule 13G, dated February 12, 1997, filed with the Commission by Franklin Resources, Inc. ("Franklin"), Franklin Advisory Services, Inc. ("Franklin Advisory"), and two principal shareholders of Franklin. The shares are beneficially owned by one or more open or closed-end investment companies or managed accounts that are advised by direct and indirect investment advisory subsidiaries of Franklin. Franklin Advisory has sole voting and dispositive power with respect to all such shares. The address of Franklin is 777 Mariners Island Blvd., San Mateo, CA 94404.
(8) The information is based on Amendment No. 4 to a Schedule 13D dated February 13, 1997, and Amendment No. 7 to a Schedule 13D dated July 28, 1997, both filed with the Commission by Hwang Family Ltd. Partnership, which reports to have sole voting and dispositive power with respect to all such shares. The address of Hwang Family Ltd. Partnership is 2432 Keyhole Dr., Irving, Texas 75062.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the Merger using the purchase method of accounting.

     The unaudited pro forma combined condensed financial statements reflect certain assumptions regarding the proposed Merger and are based on the historical consolidated financial statements of the respective companies. These unaudited pro forma combined condensed financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the audited financial statements and the unaudited interim financial statements, including the notes thereto, of Discount Auto Parts and Hi/LO which are incorporated by reference or included elsewhere in this Proxy Statement/Prospectus.

     The pro forma combined condensed balance sheet as of September 2, 1997 gives effect to the Merger as if it had occurred on September 2, 1997 and combines the unaudited balance sheet of Discount Auto Parts as of that date with the unaudited balance sheet of Hi/LO as of September 30, 1997.

     The pro forma combined condensed statement of operations for the year ended June 3, 1997 reflects the combination of the statement of operations of Discount Auto Parts for the year ended June 3, 1997, with the results of operations of Hi/LO for the twelve-month period ended June 30, 1997.

     The pro forma combined condensed statement of operations for the thirteen-week period ended September 2, 1997 reflects the combination of the unaudited statement of operations of Discount Auto Parts for the thirteen-week period ended September 2, 1997 with the unaudited results of operations of Hi/LO for the three-month period ended September 30, 1997.

     The purchase accounting information included herein is preliminary and has been made solely for the purposes of developing the unaudited pro forma combined condensed financial information. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations which would have actually been reported had any of the transactions occurred as of September 2, 1997, or May 29, 1996, nor is it necessarily indicative of future financial position or results of operations. Although cost savings and other benefits from the synergies of the combined companies are expected, no such benefits are reflected in these pro forma combined condensed financial statements.

                           DISCOUNT AUTO PARTS, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 2, 1997
                                 (IN THOUSANDS)

                                         DISCOUNT AUTO           HI-LO
                                          PARTS, INC.       AUTOMOTIVE, INC.
                                             AS OF               AS OF           PRO FORMA       PRO FORMA
                                       SEPTEMBER 2, 1997   SEPTEMBER 30, 1997   ADJUSTMENTS      COMBINED
                                       -----------------   ------------------   -----------      ---------
ASSETS
Current Assets:
Cash and cash equivalents............      $  7,889             $    420         $   (125)(a)    $  8,184
Accounts receivable..................            --               13,645               --          13,645
Inventories..........................       156,538               92,381           (8,000)(b)     240,919
Deferred income taxes................         6,081                   --               --           6,081
Prepaid and other current assets.....        12,704                3,261               --          15,965
                                           --------             --------         --------        --------
          Total current assets.......       183,212              109,707           (8,125)        284,794
Property and equipment, net..........       274,749               29,716           (1,450)(c)     284,520
                                                                                  (18,495)(d)
Deferred income taxes................            --                2,300           14,868(e)       17,168
Other assets.........................         2,560                1,112             (205)(f)       3,467
                                           --------             --------         --------        --------
          Total assets...............      $460,521             $142,835         $(13,407)       $589,949
                                           ========             ========         ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable.....................      $ 50,949             $ 18,639         $     --        $ 69,588
Other current liabilities............        14,577               15,853            6,500(g)       41,630
                                                                                    2,500(h)
                                                                                    2,200(i)
Accrued litigation settlement........        19,000                   --               --          19,000
Current maturities of long-term
  debt...............................         2,400                  574               --           2,974
                                           --------             --------         --------        --------
          Total current
            liabilities..............        86,926               35,066           11,200         133,192
Long-term debt.......................       134,000               42,654               --         176,654
Deferred income taxes................         4,079                   --               --           4,079
Other liabilities....................            --                3,888               --           3,888
Stockholders' Equity:
Preferred stock......................            --                   --               --              --
Common stock.........................           166                  108             (108)(j)         182
                                                                                       16(k)
Additional paid-in capital...........       140,524               68,316          (68,316)(j)     177,128
                                                                                   36,604(k)
Retained earnings (deficit)..........        94,826               (7,197)           7,197(j)       94,826
                                           --------             --------         --------        --------
                                            235,516               61,227          (24,607)        272,136
                                           --------             --------         --------        --------
          Total liabilities and
            stockholders' equity.....      $460,521             $142,835         $(13,407)       $589,949
                                           ========             ========         ========        ========

                           DISCOUNT AUTO PARTS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 3, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     DISCOUNT AUTO
                                      PARTS, INC.                  HI-LO
                                  FOR THE FIFTY-THREE        AUTOMOTIVE, INC.
                                      WEEKS ENDED       FOR THE TWELVE MONTHS ENDED    PRO FORMA       PRO FORMA
                                     JUNE 3, 1997              JUNE 30, 1997          ADJUSTMENTS      COMBINED
                                  -------------------   ---------------------------   -----------      ---------
Sales...........................       $405,186                 $  239,937              $    --        $645,123
Cost of sales, including
  distribution costs............        256,646                    151,069                   --         407,715
                                       --------              -------------              -------        --------
  Gross profit..................        148,540                     88,868                   --         237,408
Selling, general &
  administrative expenses.......        101,336                     96,111               (1,576)(l)     195,871
Other costs, including
  restructuring charges.........             --                     51,352                   --          51,352
                                       --------              -------------              -------        --------
  Operating profit (loss).......         47,204                    (58,595)               1,576          (9,815)
Litigation settlement...........        (20,545)                        --                   --         (20,545)
Other income, net...............            187                         67                   --             254
Interest expense................         (6,125)                    (4,422)                 601(m)       (9,946)
                                       --------              -------------              -------        --------
Income (loss) before income
  taxes.........................         20,721                    (62,950)               2,177         (40,052)
Income tax expense (benefit)....          7,980                    (10,092)                 827(e)       (1,285)
                                       --------              -------------              -------        --------
Net income (loss)...............       $ 12,741                 $  (52,858)             $ 1,350        $(38,767)
                                       ========              =============              =======        ========
Net income (loss) per common
  share.........................       $   0.77                                                        $  (2.13)
                                       ========                                                        ========
Weighted average shares
  outstanding...................         16,581                                           1,600(k)       18,181
                                       ========                                         =======        ========

                           DISCOUNT AUTO PARTS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     THIRTEEN WEEKS ENDED SEPTEMBER 2, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                         DISCOUNT AUTO           HI-LO
                                          PARTS, INC.       AUTOMOTIVE, INC.
                                       FOR THE THIRTEEN      FOR THE THREE
                                          WEEKS ENDED         MONTHS ENDED       PRO FORMA       PRO FORMA
                                       SEPTEMBER 2, 1997   SEPTEMBER 30, 1997   ADJUSTMENTS      COMBINED
                                       -----------------   ------------------   -----------      ---------
Sales................................      $109,737             $65,293            $  --         $175,030
Cost of sales, including distribution
  costs..............................        67,335              39,430               --          106,765
                                           --------             -------            -----         --------
  Gross profit.......................        42,402              25,863               --           68,265
Selling, general & administrative
  expenses...........................        29,577              22,727             (394)(l)       51,910
                                           --------             -------            -----         --------
  Income from operations.............        12,825               3,136              394           16,355
Other expense, net...................          (276)                (62)              --             (338)
Interest expense.....................        (2,053)             (1,090)             159(m)        (2,984)
                                           --------             -------            -----         --------
Income before income taxes...........        10,496               1,984              553           13,033
Income taxes.........................         4,046                 671              210(e)         4,927
                                           --------             -------            -----         --------
Net income...........................      $  6,450             $ 1,313            $ 343         $  8,106
                                           ========             =======            =====         ========
Net income per common share..........      $   0.39                                              $   0.45
                                           ========                                              ========
Weighted average shares
  outstanding........................        16,594                                1,600(k)        18,194
                                           ========                                =====         ========

                           DISCOUNT AUTO PARTS, INC.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Acquisition cost and the preliminary purchase accounting adjustments are set forth below (in thousands):

Estimated purchase price....................................             $ 36,620
Options to be purchased for cash............................                  125
Transaction costs...........................................                1,200
                                                                         --------
          Total acquisition cost............................               37,945
Book value of net assets acquired...........................  $ 61,227
  Preliminary purchase accounting adjustments:
     Write down of inventory................................    (8,000)
     Reserve for store closures.............................    (6,500)
     Reserve for employee severance.........................    (2,500)
     Write down of property and equipment...................    (1,450)
     Other assumed liabilities..............................    (1,205)
     Deferred tax asset.....................................    14,868
Book value of net assets acquired after preliminary purchase
     accounting adjustment..................................... 56,440     56,440
                                                              --------   --------
Net excess of net assets acquired over acquisition cost.....               18,495
     Write down of property and equipment...................              (18,495)
                                                              --------   --------
                                                                         $     --
                                                              ========   ========

     The estimated purchase price is based on an estimate of 1,600,000 shares of Discount Auto Parts Common Stock to be issued at a market value of $22.89 per share, the market price of the Discount Auto Parts Common Stock for a reasonable period before and after the signing of the Merger Agreement.

     Discount Auto Parts estimates it will incur aggregate transaction costs of approximately $1.2 million associated with the Merger. Such transaction costs include legal, printing, accounting and financial advisory services as well as other related expenses attributable to such transactions.

     (a) Reflects the cash payment to holders of Hi/LO stock options for the excess of the fair market value of the underlying stock over the options' exercise price.

     (b) Reflects the write down of inventories to fair value in connection with the remerchandising of Hi/LO's product lines to conform with Discount Auto Parts' merchandising strategy. This conversion will entail the disposal of certain Hi/LO inventories which are not carried in the Discount Auto Parts product lines. Such inventories will be disposed of through a combination of returns to vendors and sales to liquidators and, to a lesser extent, retail sales at discounted prices.

     (c) Reflects the write down of certain existing Hi/LO property and equipment to fair value.

     (d) Reflects the write down of property and equipment due to the fair value of net assets acquired exceeding total acquisition cost.

     (e) Represents the related income tax effect of the pro forma adjustments utilizing a combined statutory federal and state tax rate of 38%.

     (f) Reflects the write off of Hi/LO deferred loan costs applicable to Hi/LO debt which is expected to be refinanced by Discount Auto Parts upon completion of the Merger.

     (g) Reflects the estimated cost of closure of certain existing Hi/LO stores.

     (h) Reflects the estimated cost of employee severance related to employees that are expected to be terminated subsequent to the Merger.

     (i) Reflects other miscellaneous accruals for costs to be incurred as a result of the Merger.

     (j) Reflects the elimination of the historical stockholders' equity of Hi/LO.

     (k) Reflects issuance of 1,600,000 shares of Discount Auto Parts common stock with a par value and market value of $0.01 and $22.89 per share, respectively, for all of the outstanding shares of Hi/LO Common Stock.

     (l) Reflects the estimated reduction in depreciation and amortization of property and equipment based on the reduction in historical cost as a result of the purchase accounting adjustments.

     (m) Reflects the estimated reduction in interest expense resulting from the anticipated refinancing of Hi/LO debt with borrowings by Discount Auto Parts at an assumed interest rate of 6.5%.

                DESCRIPTION OF DISCOUNT AUTO PARTS CAPITAL STOCK

GENERAL

     The following description of certain material provisions of the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of Discount Auto Parts is necessarily general and does not purport to be complete and is qualified in its entirety by reference to such documents, which are included as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part.

     The authorized capital stock of Discount Auto Parts consists of 50,000,000 shares of common stock, par value $.01 per share (the "Discount Auto Parts Common Stock"), and 5,000,000 shares of preferred stock, par value $.01 per
share (the "Discount Auto Parts Preferred Stock"). As of             , 1997,
there were           shares of Discount Auto Parts Common Stock outstanding and no shares of Discount Auto Parts Preferred Stock outstanding. The following descriptions of the Discount Auto Parts Common Stock and the Discount Auto Parts Preferred Stock are based on the Amended and Restated Articles of Incorporation of Discount Auto Parts.

DISCOUNT AUTO PARTS COMMON STOCK

     Each holder of Discount Auto Parts Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and, except as described under "Certain Provisions of the Amended and Restated Articles of Incorporation of Discount Auto Parts" below, a majority vote is required for all actions to be taken by stockholders. In the event of a liquidation, dissolution or winding-up of Discount Auto Parts, the holders of Discount Auto Parts Common Stock are entitled to share equally and ratably in the assets of Discount Auto Parts, if any, remaining after the payment of all debts and liabilities of Discount Auto Parts and the liquidation preference of any outstanding Discount Auto Parts Preferred Stock. The Discount Auto Parts Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     Holders of Discount Auto Parts Common Stock are entitled to receive dividends if, as and when declared by the Discount Auto Parts Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Discount Auto Parts Preferred Stock that may be issued and outstanding and subject to the dividend restrictions in Discount Auto Parts' credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, Discount Auto Parts would not be able to pay its debts as they become due in the usual course of business, or Discount Auto Parts' total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Discount Auto Parts Preferred Stock.

DISCOUNT AUTO PARTS PREFERRED STOCK

     The Board of Directors of Discount Auto Parts is authorized, without further stockholder action, to divide any or all shares of the authorized Discount Auto Parts Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Proxy Statement/Prospectus, the Discount Auto Parts Board of Directors has not authorized any series of Discount Auto Parts Preferred Stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of Discount Auto Parts Preferred Stock.

CERTAIN PROVISIONS OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF DISCOUNT AUTO PARTS

     The Amended and Restated Articles of Incorporation of Discount Auto Parts provide that special meetings of stockholders may be called only by (i) holders of not less than 25% of the outstanding Discount Auto Parts Common Stock or (ii) the Chairman of the Board, the President or by a majority of the Discount Auto Parts Board of Directors.

     The Amended and Restated Articles of Incorporation of Discount Auto Parts provide for a classified Board of Directors.

     The Amended and Restated Articles of Incorporation of Discount Auto Parts establish an advance notice procedure for the nomination, other than by or at the direction of the Discount Auto Parts Board of Directors or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at stockholders' meetings. Notice of stockholder proposals and director nominations must be given timely in writing to the Secretary of Discount Auto Parts prior to the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at the principal executive offices of Discount Auto Parts with respect to stockholder proposals and elections to be held at the annual meeting, not less than 60 days prior to the date of the meeting at which the director(s) are to be elected; provided, however, if less than 70 days' notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the stockholder, to be timely, must be so delivered or received, not later than the close of business on the tenth day following the earlier of the day on which notice of the date of such meeting is mailed to stockholders or public disclosure of the date of such meeting is made.

     Notice to Discount Auto Parts from a stockholder who intends to present a proposal or to nominate a person for election as a director at a meeting must contain certain information about the stockholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer of the meeting determines that a stockholder's proposal or nomination is not made in accordance with the procedures set forth in the Amended and Restated Articles of Incorporation of Discount Auto Parts, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for stockholder proposals contained in Discount Auto Parts' Bylaws does not restrict a stockholder's right to include proposals in Discount Auto Parts' annual proxy materials pursuant to rules promulgated under the Securities Exchange Act of 1934, as amended.

     These provisions of the Amended and Restated Articles of Incorporation of Discount Auto Parts may be changed only upon the affirmative vote of holders of 66 2/3% of the outstanding Discount Auto Parts Common Stock.

     The provisions of the Amended and Restated Articles of Incorporation of Discount Auto Parts summarized in the preceding paragraphs and the provisions of the Florida Business Corporation Act described in "Description of Discount Auto Parts Capital Stock -- Certain Provisions of Florida Law" may have certain anti-takeover effects. Such provisions, individually or in combination, may discourage other persons from or make it more difficult for other persons to make a tender offer or acquisitions of substantial amounts of Discount Auto Parts Common Stock or from launching other takeover attempts that a stockholder might consider in such stockholder's best interest, including those attempts that might result in the payment of a premium over the market price for the Discount Auto Parts Common Stock held by such stockholder.

CERTAIN PROVISIONS OF FLORIDA LAW

     Under Florida law, several anti-takeover provisions apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its Bylaws. Discount Auto Parts has not elected to opt out of these provisions. The Florida Business Corporation Act contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitled the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one third of such voting power; (ii) one third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

     The Florida Business Corporation Act also contains an "affiliated transaction" provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested stockholder" unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested stockholder; and (ii) the interested stockholder has owned at least 80% of the corporation's outstanding voting shares other than those owned by the interested stockholder. An interested stockholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Discount Auto Parts Common Stock is ChaseMellon Shareholders Services, L.L.C.

                        COMPARISON OF STOCKHOLDER RIGHTS

     As a result of the Merger, Hi/LO stockholders will receive shares of common stock of Discount Auto Parts, a Florida corporation, in exchange for their shares of Common Stock in Hi/LO, a Delaware corporation. The following is a summary of certain material differences between the rights of holders of Hi/LO Common Stock and the rights of holders of Discount Auto Parts Common Stock. These differences arise in part from the differences between the Florida Business Corporation Act (the "Florida Law") and the Delaware General Corporation Law (the "Delaware Law"). Additional differences arise from the governing instruments of the two companies (in the case of Hi/LO, the Amended and Restated Certificate of Incorporation of Hi/LO (the "Hi/LO Charter") and the Bylaws of Hi/LO (the "Hi/LO Bylaws"), and, in the case of Discount Auto Parts, the Amended and Restated Articles of Incorporation of Discount Auto Parts (the "Discount Auto Parts Restated Articles") and the Amended and Restated By-Laws of Discount Auto Parts (the "Discount Auto Parts Bylaws")).

     The Florida Law and the Delaware Law are similar in many respects. However, there are a number of differences between the two statutes that should be carefully considered by Hi/LO stockholders in evaluating the proposed Merger. Although it is impractical to compare all of the aspects in which the Florida Law and the Delaware Law and the companies' governing instruments differ with respect to stockholders' rights, the following discussion summarizes certain material differences between them.

AUTHORIZED CAPITAL STOCK; BLANK CHECK PREFERRED

     Discount Auto Parts. As indicated above, Discount Auto Parts Restated Articles authorize the issuance of up to 50,000,000 shares of Discount Auto Parts Common Stock and 5,000,000 shares of Discount Auto Parts Preferred Stock.
As of             , 1997, there were           shares of Discount Auto Parts
Common Stock outstanding and no shares of Discount Auto Parts Preferred Stock outstanding. The Discount Auto Parts Board of Directors has the authority to issue Discount Auto Parts Preferred Stock in one or more classes or series and, by filing the appropriate articles of amendment with the Department of State of the State of Florida, to establish the designation of each series and the variations in rights, preferences, and limitations for each series, without any further vote or action by the Discount Auto Parts stockholders, unless such action is required by applicable rules or regulations or by the terms of other outstanding series of Discount Auto Parts Preferred Stock.

     Hi/LO. The Hi/LO Charter authorizes the issuance of up to 30,000,000 shares of Hi/LO Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Hi/LO Preferred Stock"). On the Record Date, there were shares of Hi/LO Common Stock outstanding and no shares of Hi/LO Preferred Stock outstanding. The Hi/LO Board of Directors has the authority to establish, designate and issue Hi/LO Preferred Stock in one or more series, and to fix the voting powers (full, limited or none) and such other relative rights, powers and preferences, including, without limitation, the dividend rate, conversion rights, if any, redemption price and liquidation preference, without any further vote or action by the stockholders, unless such action is required by applicable rules or regulations or by the terms of other outstanding series of Hi/LO Preferred Stock. Although as of the Record Date there were no shares of Hi/LO

Preferred Stock outstanding, the Hi/LO Board of Directors has acted to establish a series of Hi/LO Preferred Stock which has been designated as Series A Junior Participating Preferred Stock (and which was established in connection with the adoption by Hi/LO of its Stockholders Rights Plan).

DIRECTORS; REMOVAL; VACANCIES

     Discount Auto Parts. Discount Auto Parts Restated Articles and Bylaws provide for a Board of Directors of not less than three nor more than nine directors, the number to be fixed by the stockholders at any annual or special meeting; the current number is set at six. The Florida Law permits up to three classes of directors, and the Discount Auto Parts Restated Articles and the Discount Auto Parts Bylaws establishes a classified board with three classes (each class currently with two members).

     Under the Florida Law and under the Discount Auto Parts Restated Articles, stockholders may remove one or more directors with or without cause. If one voting group of stockholders elects a particular director, only the stockholders of that voting group may participate in removing him or her. A director may be removed by the stockholders at a meeting of the stockholders provided that the notice of the meeting states that one of its purposes is removal of the director.

     Any vacancy occurring in the Board of Directors of Discount Auto Parts, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, or by a sole remaining director, or by the stockholders.

     Hi/LO. The Delaware Law provides that the board of directors shall consist of one or more members and that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The Hi/LO Bylaws provide that the number of directors which shall constitute the whole Hi/LO Board of Directors shall be determined from time to time by resolution of the Hi/LO Board of Directors (provided that no decrease in the number of directors which would have the effect of shortening the term of an incumbent director may be made by the Hi/LO Board of Directors). The current number of directors on the Hi/LO Board of Directors is set at six. Although the Delaware Law permits up to three classes of directors, Hi/LO has not elected to establish a classified board.

     The Hi/LO Bylaws provide that any director or the entire Hi/LO Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

     The Hi/LO Bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If there are no directors in office, then a special meeting of the stockholders for the election of directors may be called and held in the manner provided for by the Delaware Law.

SPECIAL MEETINGS OF STOCKHOLDERS

     Discount Auto Parts. The Florida Law provides that special meetings of stockholders may be called by a corporation's board of directors or any other person as may be authorized by the corporation's articles or bylaws, or by the holders of not less than ten percent (unless a higher percentage not to exceed 50 percent is called for by the corporation's articles) of all votes entitled to be cast on any issue at the proposed special meeting who sign, date, and deliver to the corporation's secretary one or more written demands for the meeting, describing the purpose or purposes for which it is to be held. The Discount Auto Parts Bylaws provide that special meetings of the stockholders may be called at any time only by the Board of Directors, the Chairman of the Board or the President and shall be called by the President or the Secretary if the holders of not less than 25% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Secretary of Discount Auto Parts one or more written demands for a special meeting, describing the purpose(s) for which it is to be held.

     Hi/LO. The Delaware Law provides that special meetings of stockholders may be called by the board of directors or any other person as may be authorized by the corporation's certificate of incorporation or bylaws. The Hi/LO Bylaws provide that special meetings of the stockholders may be called at any time only by the Chairman of the Board, the President, a majority of the Hi/LO Board, or by a majority of the executive committee (if any).

STOCKHOLDER NOTICE PROCEDURES

     Discount Auto Parts. The Discount Auto Parts Restated Articles provide that any stockholder nomination for director or proposal for action at a stockholder annual meeting must be delivered in writing to the Secretary of Discount Auto Parts not less than 60 days prior to the date of the meeting at which the director(s) are to be elected or not less than 60 days prior to the scheduled annual meeting regardless of any postponements, deferrals or adjournments of that meeting to a later date; provided, however, that if less than 70 days' notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the stockholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice was given or such public disclosure was made. The presiding officer at any such meeting is not required to recognize any nomination or proposal which does not comply with the notice requirements set forth in the Articles.

     Hi/LO. The Hi/LO Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Hi/LO Board, of candidates for election as directors as well as for stockholder proposals to be considered at meetings of stockholders (the "Stockholder Notice Procedure"). Notice of stockholder proposals and director nominations must be given timely in writing to the Secretary of Hi/LO prior to the meeting at which such matters are to be acted upon or directors are to be elected. Under the Stockholder Notice Procedure, for notice of stockholder proposals or director nominations to be timely, such notice must be delivered to, or mailed and received at, the principal executive offices of Hi/LO (i) in the case of an annual meeting, not less than ninety days prior to the anniversary date of the immediately preceding annual meeting of stockholders of Hi/LO, and (ii) in the case of a special meeting of stockholders called for the purpose of nominating directors, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The Hi/LO Bylaws also specify certain requirements for a stockholders' notice to be in proper written form. The Stockholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Hi/LO and its stockholders.

ADJOURNMENT OF MEETINGS OF STOCKHOLDERS

     Discount Auto Parts. The Discount Auto Parts Bylaws provide that when a stockholder meeting is convened, and a quorum has not been established to transact business, the holders of the majority of the shares represented and who would be entitled to vote at the meeting if a quorum were present, may adjourn such meeting from time to time without further notice.

     Hi/LO. The Hi/LO Bylaws provide that, notwithstanding the other provisions of the certificate of incorporation or the bylaws, the chairman of the meeting or the holders of a majority of the issued and outstanding stock, present in person or represented by proxy, at any meeting of stockholders, whether or not a quorum is present, may adjourn the meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. This provision may, under certain circumstances, delay proposals or actions brought by stockholders opposed by the Hi/LO Board or make the adoption of such proposals more difficult.

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AMENDMENTS TO GOVERNING DOCUMENTS

     Discount Auto Parts. Pursuant to the Florida Law, amendments to a corporation's articles of incorporation relating to (i) the extension of the duration of the corporation, (ii) the deletion of the names and addresses of the initial directors and the initial registered agent, (iii) the deletion of information solely of historical interest, (iv) certain changes in the number of issued and outstanding shares, (v) the deletion of authorization for a class or series of shares, (vi) certain changes in the corporation's name, (vii) the change of the par value for a class or series of shares, (viii) providing that if the corporation acquires its own shares, such shares may belong to the corporation and constitute treasury shares until disposed of or canceled by the corporation; and (ix) any other change permitted by the Florida Law without stockholder approval, may be made by the board of directors without stockholder approval, unless the corporation's articles of incorporation provide otherwise. The Discount Auto Parts Restated Articles do not provide otherwise. All other amendments to the articles of incorporation must be recommended by the board of directors to the stockholders and approved by a majority of the stockholders entitled to vote on the amendment, unless a greater percentage is provided for in the articles of incorporation or in the resolution of the board of directors proposing such amendment. In addition, the Florida Law provides that the holders of the outstanding shares of a class shall be entitled to vote as a single class if the holders of such a class would be adversely or particularly affected by the amendment. Except for the requirement that there be an affirmative vote of at least 66 2/3% of the outstanding shares of Discount Auto Parts Common Stock in order to amend or repeal provisions relating to Directors, Stockholder Meetings, and Amendment of Articles of Incorporation or to adopt any provision inconsistent therewith, the Discount Auto Parts Restated Articles do not otherwise alter the majority vote requirement.

     Under the Florida Law and Discount Auto Parts Restated Articles and Bylaws, the Board of Directors or the stockholders of Discount Auto Parts may amend or repeal the Discount Auto Parts Bylaws except that the board of directors may not so amend or repeal the Discount Auto Parts Bylaws in those circumstances where a statute in Florida specifically reserves the power to amend the bylaws of a corporation to the stockholders, or unless the stockholders, in amending or repealing the bylaws, provide expressly that the board of directors may not amend or repeal the bylaws or that bylaw provision. The Florida Law permits a corporation's stockholders to amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors.

     Hi/LO. Under the Delaware Law, unless a corporation's certificate of incorporation or bylaws otherwise provide, the amendment of a corporation's certificate of incorporation generally requires the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if such amendment would increase or decrease the number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, the amendment requires the approval of the holders of a majority of the outstanding stock of such class or series. The Hi/LO Charter further requires the affirmative vote of at least 66 2/3% of the outstanding shares of the Series A Junior Participating Preferred Stock to amend the sections of the Hi/LO Charter which address certain voting rights of the Series A Junior Participating Preferred Stock.

     The Hi/LO Charter authorizes the Hi/LO Board to amend the Hi/LO Bylaws. Under the provisions of the Hi/LO Bylaws and the Delaware Law, the Hi/LO stockholders entitled to vote also are permitted to amend the Hi/LO Bylaws.

INDEMNIFICATION AND DIRECTOR EXCULPATION

     Discount Auto Parts. Article VI of the Discount Auto Parts Bylaws entitles but does not obligate Discount Auto Parts, to the fullest extent permitted by the Florida Law, to indemnify any person who is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or other type of proceeding (other than an action by or in the right of the corporation), by reason of the fact that such person (i) is or was a director or officer of Discount Auto Parts or (ii) is or was serving at the request of Discount Auto Parts as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against judgments, amounts paid in settlement, penalties, fines (including an excise tax assessed with respect to any employee benefit plan) and expenses (including attorneys' fees, paralegals'

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

fees and court costs) actually and reasonably incurred. The Florida Law entitles but does not obligate Discount Auto Parts to also indemnify other employees and agents of Discount Auto Parts if certain standards are satisfied. Both the Florida Law and the Discount Auto Parts Bylaws permit such indemnification for amounts actually and reasonably incurred in connection with any such action, suit or other proceeding, including any appeal thereof, if the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Discount Auto Parts and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. However, the Florida Law also provides that a person may not be indemnified nor may expenses be advanced if a judgment or final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of criminal law, unless he or she had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) actions or omissions to act in connection with a transaction from which such person derived improper personal benefit; (iii) an unlawful distribution under Florida law; or (iv) willful misconduct or conscious disregard for the best interests of Discount Auto Parts in a proceeding by or in the right of Discount Auto Parts to procure a judgment in its favor or in a proceeding by or in the right of a stockholder.

     The right to provide indemnification under the Discount Auto Parts Bylaws is not exclusive of any other rights to which a person may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in any other capacity while holding office with Discount Auto Parts, and shall continue as to any person who has ceased to be a director or officer and shall inure to the benefit of such person's heirs and personal representatives.

     To the extent that any director, officer, employee, or agent of Discount Auto Parts has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     The Discount Auto Parts Bylaws also provide that Discount Auto Parts may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Discount Auto Parts, or who is or was serving at the request of Discount Auto Parts as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not Discount Auto Parts would have the power to indemnify such person against the liability under the provisions of the Discount Auto Parts Bylaws. Discount Auto Parts has purchased and maintains insurance to protect certain directors, officers, employees or other agents and Discount Auto Parts from certain liabilities asserted against them for acts taken or omissions occurring in their capacities as such.

     According to the Florida Law, a director is not personally liable for monetary damages to Discount Auto Parts or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to perform those duties constitutes: (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reason to believe his conduct was unlawful;
(ii) a transaction from which the director derived improper personal benefit;
(iii) a violation of Section 607.0834 of the Florida Law, which concerns unlawful payment of dividends; (iv) in a proceeding by or in the right of the corporation or a stockholder, conscious disregard for the best interests of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

     Hi/LO. The Hi/LO Bylaws provide that Hi/LO shall indemnify and hold harmless to the fullest extent authorized by the Delaware Law each person who was or is made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that such person or another of whom such person is the legal representative, is or was or has agreed to become a director or officer of Hi/LO or is or was serving or has agreed to serve at the request of Hi/LO as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise,

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

including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, against all expense, liability and loss (including without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amount paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity and shall inure to the benefit of such person's heirs, executors and administrators, provided, however that Hi/LO shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of Hi/LO. The Hi/LO Bylaws provide that, to the extent future amendments of the Delaware Law permit broader indemnification rights than were previously permitted, such indemnification rights shall be in accordance with such future amendments.

     Under Section 145 of the Delaware Law, Hi/LO may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Hi/LO to procure a judgment in its favor against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit but only if the indemnitee acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of Hi/LO; provided, however, no indemnification shall be made in respect of any claim, issue or matter as to which such person is adjudged liable to Hi/LO unless (and then only to the extent that) the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that any director, officer, employee, or agent of Hi/LO has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Any indemnification made pursuant to Section 145 of the Delaware Law as currently in effect, other than in actions brought by or in the right of Hi/LO, shall be made by Hi/LO only as authorized in the specific case upon a determination (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are not such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders of Hi/LO, that indemnification of such indemnitee is proper in the circumstances because such indemnitee has acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of Hi/LO and, with respect to any criminal action or proceeding, if such indemnitee had no reasonable cause to believe that such indemnitee's conduct was unlawful.

     The Hi/LO Bylaws provide that the right to indemnification shall be a contract right and shall include the right to be paid by Hi/LO the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware Law requires, the payment of such expenses incurred by a current, former or proposed director or officer in such person's capacity as a director or officer or proposed director or officer (and not in any other capacity in which service was or is or has been agreed to be rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to Hi/LO of an undertaking, by or on behalf of such indemnified person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified.

     The Hi/LO Bylaws also provide that Hi/LO may maintain insurance to protect itself and any person who is or was serving as a director, officer, employee or agent of Hi/LO, or is or was serving at the request of Hi/LO as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Hi/LO would have the power to indemnify such person against such expense, liability or loss under the Delaware Law. Hi/LO has purchased and maintains insurance to protect certain directors, officers, employees or other agents and Hi/LO from certain liabilities asserted against them for acts taken or omissions occurring in their capacities as such. If the Merger is consummated, Discount Auto Parts has agreed to maintain, to a certain extent, such director and

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

officer insurance. See, "The Merger -- Interests of Certain Persons in the Merger -- Indemnification; Directors' and Officers' Insurance."

     The Hi/LO Charter also limits or eliminates, to the fullest extent that the Delaware Law permits, the personal liability of a director to Hi/LO or its stockholders for monetary damages for breach of fiduciary duty as a director. The Delaware Law permits a Delaware corporation, through such a provision in a corporation's certificate of incorporation, to eliminate and limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) the unlawful payment of a dividend or the authorization of an unlawful stock purchase or redemption, or (4) any transaction from which the director derived an improper personal benefit.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

     Discount Auto Parts. Under the Florida Law and the Discount Auto Parts Bylaws, any action that is required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     Hi/LO. The Delaware Law generally provides that, unless otherwise provided in the corporation's certificate of incorporation, any action that is required to be taken or that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, with the written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. The Hi/LO Charter, however, provides that any action required or permitted to be taken by stockholders of Hi/LO must be effected at a duly called meeting of stockholders and may not be effected by any written consent of stockholders.

PAYMENT OF DIVIDENDS

     Discount Auto Parts. Under the Florida Law, a dividend may be paid, unless after giving it effect, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus the amount needed to satisfy the preferential rights of any preferred stockholders of the corporation.

     Hi/LO. The Delaware Law provides that, subject to any restrictions in a corporation's certificate of incorporation, dividends may be declared from a corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, if the corporation's capital (generally defined in the Delaware Law as the sum of the aggregate par value of all shares of the corporation's capital stock, where all such shares have a par value and the board of directors has not established a higher level of capital) has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of such net profits until the deficiency in such capital has been repaired. The Hi/LO Charter does not impose any additional restrictions on the payment of dividends.

STOCK REPURCHASES

     Discount Auto Parts. The Florida Law permits a corporation to redeem any and all classes of its shares and treats such redemption or repurchase like a dividend, subject to the same limitations described under "-- Payment of Dividends."

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

     Hi/LO. Under the Delaware Law, a corporation may not purchase or redeem its own shares when the capital of the corporation is impaired or when such purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares if such shares will be retired upon acquisition, thereby reducing the capital of the corporation.

MERGER, CONSOLIDATION, AND SALES OF ASSETS

     Discount Auto Parts. The Florida Law provides that a vote of the board of directors and of a majority of the shares of each class of Discount Auto Parts stock outstanding and entitled to vote thereon is required to authorize a merger or consolidation involving Discount Auto Parts, unless the articles of incorporation require a greater vote. The sale, lease, or exchange of all or substantially all of Discount Auto Parts' property and assets other than in the regular course of business is permitted under the Florida Law with the approval of a majority of the Board of Directors and of a majority of all shares entitled to be cast on the transaction, unless the articles of incorporation require a greater vote or a vote by classes. The Discount Auto Parts Restated Articles do not require greater votes or, except to the extent required by applicable law, votes by classes.

     Hi/LO. The Delaware Law requires the approval of the board of directors and the holders of a majority of the outstanding stock of Hi/LO entitled to vote thereon for mergers or consolidations, and for sales, leases, or exchanges of substantially all of Hi/LO's property and assets. The Delaware Law permits a corporation to merge with another corporation without obtaining the approval of its stockholders if: (i) such corporation is the surviving corporation of the merger; (ii) the merger agreement does not require an amendment to such corporation's certificate of incorporation; (iii) each share of such corporation's capital stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of such corporation after the merger; and (iv) any authorized but unissued shares or treasury shares of common stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock outstanding immediately prior to the effective date of the merger.

DISSENTERS' RIGHTS OF APPRAISAL

     Discount Auto Parts. The Florida Law sets forth procedures under which stockholders may dissent from, and receive payment of the fair value of their shares in connection with most mergers, consolidations and exchanges or sales of substantially all or all of a corporation's assets. Such dissenters' rights are not available with respect to a plan of merger, consolidation or sale or exchange of assets, to holders of shares of any class or series which were either registered on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 stockholders.

     Hi/LO. Pursuant to the Delaware Law, any stockholder has the right to dissent from any merger or consolidation of which Hi/LO is a constituent corporation and to exercise dissenters' rights except as described below. No such dissenters' rights are available for the shares of any class or series of Hi/LO capital stock if (i) as of the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, such shares were either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system operated by a national securities association, or held of record by more than 2,000 stockholders or
(ii) Hi/LO is the surviving corporation of a merger and the merger did not require the approval of Hi/LO's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that, at the effective date of the merger, will be listed on a national securities exchange, designated as a national market system security on a interdealer quotation system operated by a national securities association, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of a corporation described in clause (a) or
(b) above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) above. As the Hi/LO Common Stock is listed on the NYSE, holders of Hi/LO Common Stock do not have dissenters' rights with respect to the Merger.

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CONTROL SHARE ACQUISITIONS

     Discount Auto Parts. As a Florida corporation, Discount Auto Parts is subject to provisions of Section 607.0902 of the Florida Law, which provides that shares acquired in a "control share acquisition" shall have the same voting rights as were accorded such shares before the control share acquisition only to the extent granted by resolution approved by the holders of a majority of Discount Auto Parts' voting shares (exclusive of shares held by officers of Discount Auto Parts, inside directors or the acquiring party). A "control share acquisition" is defined to mean an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) a majority or more of such voting power.

     Hi/LO. The Delaware Law does not have a statute comparable to Florida's control share acquisition statute.

CERTAIN BUSINESS COMBINATIONS

     Discount Auto Parts. Section 607.0901 of the Florida Law would prohibit an "affiliated transaction" (defined generally to include mergers, sales and leases of assets, issuances of securities and other similar transactions) by Discount Auto Parts or any subsidiary with an "interested stockholder" (defined generally to be the beneficial owner of 10% or more of Discount Auto Parts' voting stock) unless: (i) the affiliate transaction shall have been approved by a majority of the disinterested directors of Discount Auto Parts before the person became an interested stockholder; (ii) the interested stockholder has owned at least 80% of Discount Auto Parts' outstanding voting shares for at least five years or is the owner of at least 90% of Discount Auto Parts' outstanding voting shares (excluding shares acquired directly from Discount Auto Parts in a transaction not approved by the disinterested directors); (iii) the consideration to be paid to Discount Auto Parts' stockholders satisfies certain fair price and form requisites; or (iv) the affiliate transaction is approved by the holders of at least two-thirds of the outstanding voting stock of Discount Auto Parts, excluding shares held by the interested stockholder.

     Hi/LO. Section 203 of the Delaware Law would prohibit a "business combination" (defined generally to include mergers, sales and leases of assets, issuances of securities and similar transactions) by Hi/LO or a subsidiary with an "interested stockholder" (defined generally to be the beneficial owner of 15% or more of Hi/LO's voting stock) within three years after the person or entity becomes an interested stockholder, unless: (i) prior to the person or entity becoming an interested stockholder, the business combination or the transaction pursuant to which such person or entity became an interested stockholder shall have been approved by the Hi/LO Board; (ii) upon the consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder holds at least 85% of the voting stock of Hi/LO (excluding shares held by persons who are both officers and directors of Hi/LO and shares held by certain employee benefit plans); or (iii) the business combination is approved by the Hi/LO Board and by the holders of at least two-thirds of the outstanding voting stock of Hi/LO, excluding shares held by the interested stockholder. The Merger is not subject to the limitations set forth in Section 203 of the Delaware Law.

CONSIDERATION OF SOCIETAL FACTORS

     Discount Auto Parts. The Florida Law expressly provides that in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider the long-term interests and prospects of the corporation and its stockholders, and the social, economic, legal or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate, and the economy of the state and the nation. Thus, these interests could be considered even in connection with, or after, a decision to sell a corporation. The Discount Auto Parts Restated Articles and Bylaws do not discuss the consideration of societal factors.

     Hi/LO. The Delaware Law does not explicitly provide for the consideration of societal interests by a corporation's board of directors in making decisions. The Delaware Supreme Court has, however, held that, in

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discharging their responsibilities to a corporation, directors may consider constituencies other than stockholders, such as creditors, customers, employees and perhaps even the community in general, as long as there are rationally related benefits accruing to stockholders as well. The Delaware Supreme Court has held, however, that concern for non-stockholder interests is inappropriate when a sale of a company is inevitable and an auction among active bidders is in progress. The Hi/LO Charter does not directly discuss consideration of societal factors.

STOCKHOLDERS RIGHTS PLAN

     Hi/LO. Hi/LO has a preferred share rights plan pursuant to which holders of Hi/LO Common Stock were issued rights (exercisable after certain triggering events) to purchase shares of a series of Hi/LO Preferred Stock. The Hi/LO Rights Plan was amended as of October 17, 1997 to provide that the transactions contemplated by the Merger Agreement will not trigger the provisions of the Hi/LO Rights Plan.

     Discount Auto Parts. Discount Auto Parts does not have a stockholders rights plan in effect.

                                 LEGAL MATTERS

     The validity of the Discount Auto Parts Common Stock to be issued in the Merger has been passed upon for Discount Auto Parts by Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, Professional Association, Tampa, Florida. Certain federal income tax consequences of the Merger have been passed upon for Discount Auto Parts by Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, Professional Association, Tampa, Florida, and for Hi/LO by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Discount Auto Parts, Inc. incorporated by reference in Discount Auto Parts, Inc.'s Annual Report (Form 10-K) for the year ended June 3, 1997, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Hi-Lo Automotive, Inc., and subsidiaries included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     Representatives of Arthur Andersen LLP are expected to be present at the Special Meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from Hi/LO stockholders.

                             STOCKHOLDER PROPOSALS

DISCOUNT AUTO PARTS

     Pursuant to the General Rules under the Securities Exchange Act of 1934, proposals of stockholders intended to be presented at the 1998 Annual Meeting of Stockholders must be received by management of Discount Auto Parts at its executive offices by April 27, 1998 (i.e., 120 days prior to August 27, 1998).

     The Amended and Restated Articles of Incorporation of Discount Auto Parts also contain requirements concerning advance notice to Discount Auto Parts of any stockholder proposal and of any nominations by stockholders of persons to stand for election as directors at a stockholders' meeting. Notice of stockholder proposals and of director nominations must be timely given in writing to the Secretary of Discount Auto Parts prior to the meeting at which the directors are to be elected. To be timely, notice must be received at the principal executive offices of Discount Auto Parts not less than 60 days prior to the meeting of stockholders; provided, however, that in the event that less than 70 days' notice prior to public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder, in order to be timely, must be so delivered or received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

     A stockholder's notice with respect to a proposal to be brought before the annual meeting must set forth (i) a brief description of the proposal and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on Discount Auto Parts' books, of the stockholder proposing such business and any other stockholders known by such stockholder to be supporting such proposal, (iii) the class and number of shares of Discount Auto Parts stock which are beneficially owned by such stockholder on the date of such stockholder notice and by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder notice, and (iv) any financial interest of the stockholder in such proposal.

     A stockholder's notice with respect to a director nomination must set forth
(i) as to each nominee:

          (1) the name, age, business address and residence address of the person, the principal occupation or employment of the person;

          (2) the class and number of shares of Discount Auto Parts which are beneficially owned by such person; and

          (3) all information that would be required to be included in a proxy statement soliciting proxies for the election of the nominee director (including such person's written consent to serve as a director if so elected)

and (ii) as to the stockholder providing such notice (a) the name and address, as they appear on Discount Auto Parts' books, of the stockholder and (b) the class and number of shares of Discount Auto Parts which are beneficially owned by such stockholder on the date of such stockholder notice.

     The complete Discount Auto Parts Amended and Restated Articles of Incorporation provisions governing these requirements are available to any stockholder without charge upon request from the Secretary of Discount Auto Parts.

HI/LO

     If the Merger is not consummated, any proposals of stockholders of Hi/LO intended to be presented at the Annual Meeting of Stockholders of Hi/LO to be held in 1998 must be received by Hi/LO, addressed to the Secretary of Hi/LO at 2575 West Bellfort, Houston, Texas 77054 no later than December 19, 1997 to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                    HI-LO AUTOMOTIVE, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
UNAUDITED INTERIM INFORMATION TO SEPTEMBER 30, 1997
  Consolidated Balance Sheets...............................  F-2
  Consolidated Statements of Income (Loss)..................  F-3
  Consolidated Statements of Stockholders' Equity...........  F-4
  Consolidated Statements of Cash Flow......................  F-5
  Notes to Consolidated Financial Statements................  F-6

ANNUAL INFORMATION TO DECEMBER 31, 1996
  Report of Independent Public Accountants..................  F-10
  Consolidated Balance Sheets...............................  F-11
  Consolidated Statements of Income (Loss)..................  F-12
  Consolidated Statements of Stockholders' Equity...........  F-13
  Consolidated Statements of Cash Flow......................  F-14
  Notes to Consolidated Financial Statements................  F-15

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1997            1996
                                                              -------------   ------------
                                                               (UNAUDITED)
                                          ASSETS
CURRENT ASSETS:
  Cash......................................................    $    420        $  1,180
  Accounts receivable --
     Trade, net of allowance for doubtful accounts of $511
      and $929..............................................       7,800           5,651
     Other (includes a federal income tax receivable of
      $2,862)...............................................       5,845           6,878
  Inventories...............................................      92,381          91,401
  Prepaids and other assets.................................       3,261           3,281
                                                                --------        --------
          Total current assets..............................     109,707         108,391
PROPERTY AND EQUIPMENT, net.................................      29,716          31,980
DEFERRED INCOME TAXES AND OTHER.............................       3,412           3,717
                                                                --------        --------
                                                                $142,835        $144,088
                                                                ========        ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt......................    $    574        $    750
  Accounts payable and accrued liabilities..................      34,492          34,350
                                                                --------        --------
          Total current liabilities.........................      35,066          35,100
LONG-TERM DEBT, net of current maturities...................      42,654          45,612
OTHER LIABILITIES...........................................       3,888           4,082
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value, 5,000,000 shares
     authorized, none issued................................          --              --
  Common Stock, $.01 par value, 30,000,000 shares
     authorized, 10,775,109 and 10,775,109 shares issued and
     outstanding............................................         108             108
  Additional paid-in capital................................      68,316          68,316
  Retained earnings (deficit)...............................      (7,197)         (9,130)
                                                                --------        --------
          Total stockholders' equity........................      61,227          59,294
                                                                --------        --------
                                                                $142,835        $144,088
                                                                ========        ========

                See Notes to Consolidated Financial Statements.

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                       QUARTER ENDED           NINE MONTHS ENDED
                                                       SEPTEMBER 30,             SEPTEMBER 30,
                                                  -----------------------   -----------------------
                                                     1997         1996         1997         1996
                                                  ----------   ----------   ----------   ----------
Sales...........................................  $   65,293   $   64,396   $  184,559   $  192,323
Costs and expenses:
Cost of goods sold, buying and distribution.....      39,430       44,665      111,195      122,822
Operating, selling, general and
  administrative................................      22,727       28,406       67,020       75,690
Provision for asset impairment and store
  closings......................................          --       51,352           --       51,352
                                                  ----------   ----------   ----------   ----------
Operating income (loss).........................       3,136      (60,027)       6,344      (57,541)
Interest expense................................       1,090        1,085        3,320        3,161
Other expense, net..............................          62          184           53          714
                                                  ----------   ----------   ----------   ----------
Income (loss) before taxes (benefit) on income
  (loss)........................................       1,984      (61,296)       2,971      (61,416)
Taxes (benefit) on income (loss)................         671       (9,637)       1,038       (9,511)
                                                  ----------   ----------   ----------   ----------
Net income (loss)...............................  $    1,313   $  (51,659)  $    1,933   $  (51,905)
                                                  ==========   ==========   ==========   ==========
Net income (loss) per common and common
  equivalent share..............................  $     0.12   $    (4.80)  $     0.18   $    (4.83)
                                                  ==========   ==========   ==========   ==========
Weighted average common and common equivalent
  shares outstanding............................  10,775,000   10,756,000   10,775,000   10,756,000

                 See Notes to Consolidated Financial Statements

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                            COMMON STOCK       ADDITIONAL
                                                         -------------------    PAID-IN     RETAINED
                                                           SHARES     AMOUNT    CAPITAL     EARNINGS
                                                         ----------   ------   ----------   ---------
Balance, December 31, 1995.............................  10,756,350    $108     $68,277      $44,593
Issuance of Common Stock...............................      18,759      --          39           --
Net loss...............................................          --      --          --      (53,723)
                                                         ----------    ----     -------      -------
Balance, December 31, 1996.............................  10,775,109     108      68,316       (9,130)
Net income.............................................          --      --          --        1,933
                                                         ----------    ----     -------      -------
Balance, September 30, 1997............................  10,775,109    $108     $68,316      $(7,197)
                                                         ==========    ====     =======      =======

                 See Notes to Consolidated Financial Statements

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1997       1996
                                                              -------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 1,933   $(51,905)
                                                              -------   --------
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities --
     Depreciation and amortization..........................    3,066      5,272
     Cost in excess of net assets acquired..................       --     37,668
     Provision for impairment of assets and other...........       --     21,774
     Deferred tax benefit...................................   (1,751)    (9,682)
     Gain on sale of fixed assets...........................      (22)       (17)
     Changes in assets and liabilities --
       Accounts receivable, net of allowances for doubtful
        accounts............................................   (1,774)      (525)
       Inventories..........................................     (980)    (5,671)
       Prepaids and other assets............................       20        540
       Accounts payable and other accrued liabilities.......    1,234      5,309
       Income taxes payable/receivable......................    1,315     (2,032)
                                                              -------   --------
          Total adjustments.................................    1,108     52,636
                                                              -------   --------
          Net cash provided by operating activities.........    3,041        731
                                                              -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................   (1,287)    (3,551)
  Proceeds from the sale of fixed assets....................      649         20
                                                              -------   --------
          Net cash used in investing activities.............     (638)    (3,531)
                                                              -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments) proceeds from indebtedness.................   (3,163)     1,374
                                                              -------   --------
          Net cash provided by (used in) financing
           activities.......................................   (3,163)     1,374
                                                              -------   --------
INCREASE (DECREASE) IN CASH.................................     (760)    (1,426)
CASH AT BEGINNING OF PERIOD.................................    1,180      1,800
                                                              -------   --------
CASH AT END OF PERIOD.......................................  $   420   $    374
                                                              =======   ========

                 See Notes to Consolidated Financial Statements

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

A. BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. Operating results for the current quarter and year-to-date period ended September 30, 1997, are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. For further information, reference should be made to the annual consolidated financial statements and notes thereto for the year ended December 31, 1996.

     Balance sheet information for December 31, 1996, has been derived from the 1996 annual audited financial statements. Certain reclassifications of amounts previously reported have been made to conform to the current-year presentation.

     The Company costs its inventory on the last-in, first-out (LIFO) method. Had the first-in, first-out (FIFO) inventory costing method been used, inventories would have been equal to the LIFO balance at December 31, 1996 and 1995; March 31, 1997 and 1996; June 30, 1997 and 1996; and September 30, 1997
and 1996.

B. NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     Net income per common and common equivalent share is based on the weighted average number of common shares outstanding and assumes exercise of outstanding options for Common Stock which are dilutive, using the treasury stock method.

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 revises the standards for computing earnings per share previously prescribed by Accounting Principles Board (APB) Opinion No. 15. SFAS No. 128 will be effective for the Company for the year ending December 31, 1997. The earnings per share in the accompanying financial statements were computed pursuant to APB Opinion No. 15 and are the same that would be required for basic earnings per share under SFAS No. 128, which is determined using only the weighted average shares outstanding. The Company also has outstanding options that would not be included in the computation of diluted earnings per share under SFAS No. 128 because to do so would be antidilutive.

C. DEBT

  Borrowings

     Debt consisted of the following (in thousands):

                                                              SEPTEMBER 30,
                                                                  1997
                                                              -------------
Note payable to a bank......................................     $41,816
Long-term debt..............................................       1,263
Capital lease obligations...................................         149
                                                                 -------
                                                                  43,228
Less -- Current maturities..................................         574
                                                                 -------
                                                                 $42,654
                                                                 =======

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                                  (UNAUDITED)

     At September 30, 1997, the weighted average interest rate on the note payable to a bank was 7.9%.

     On October 23, 1996, the Company entered into a financing agreement with a new lender. Initial funding under this financing agreement was used to repay amounts outstanding under the Company's prior credit facility. The new financing agreement provides for up to $60.0 million of borrowings under a revolving credit facility, which matures October 22, 1999, with annual renewals at the option of the Company and the lenders. Credit availability is limited to 60% of the value of saleable inventory and 85% of accounts receivable, subject to certain adjustments and reserves which may be made at the discretion of the lender. The facility is secured by all inventories, receivables and fixed assets of the Company and its subsidiaries. The borrowings may be priced, at the Company's option, at the lender's prime rate, plus 1/4 of 1%, or London Interbank Offered Rates (LIBOR) plus 2.25%. The Company pays a commitment fee of
 3/8 of 1% per annum on all unused portions of the credit facility. Loan covenants relate to the Company's net worth, cash flow, liquidity and acquisitions; restrict capital expenditures to $5.9 million for 1997 and $5.0 million for 1998 and 1999; and restrict operating lease payments to $16.0 million per annum through 1999. The Company was in compliance with this financing agreement as of September 30, 1997.

     At September 30, 1997, the Company had $41.8 million outstanding under the credit facility and total unutilized credit facilities of approximately $13.6 million.

     The Company has established irrevocable letters of credit totaling $1.2 million as security for various insurance contracts.

     The book values of cash, trade accounts receivable and accounts payable approximate their face values principally because of the short-term maturities of these instruments. The estimated fair value of long-term debt approximates the book value as the debt is priced based upon a floating rate.

D. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                NINE MONTHS
                                                                   ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                               1997     1996
                                                              ------   ------
Cash paid during the period for:
  Interest..................................................  $3,478   $3,067
  Income taxes..............................................  $  400   $   --

E. STOCKHOLDERS' EQUITY

     The board of directors and the Company's stockholders have approved the Hi-Lo Automotive, Inc. 1990 Stock Option and 1991 Associate Stock Purchase Plans, as amended. The 1990 Stock Option Plan reserves 1,400,000 shares of the Company's Common Stock for issuance to directors, officers and employees. At September 30, 1997, options for 1,081,066 shares were outstanding, options for 39,723 shares had been exercised, and 279,211 shares were available for issuance.

     Under the Purchase Plan, each eligible employee has the right to purchase shares as determined by the plan formula. As of September 30, 1997, of the 175,000 shares of the Company's Common Stock reserved for issuance under this plan, 132,270 shares had been issued and 42,730 shares of the Company's Common Stock remained reserved for issuance.

  Preferred Share Purchase Rights

     On August 23, 1996, the Company's board of directors adopted a stockholder rights plan to help assure that all of the Company's stockholders receive fair and equal treatment in the event of a proposed takeover of

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                                  (UNAUDITED)

the Company. The rights plan was effected by issuing one preferred share purchase right for each outstanding share of common stock. These rights are not currently exercisable and will become exercisable only upon the occurrence of specified events related to a change in control of the Company. When exercisable, each right will entitle the holder to purchase 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $14.00 per right. The rights expire on September 2, 2006, unless extended or redeemed.

F. IMPAIRMENT OF ASSETS

     In the third quarter of 1996, the Company concluded that a short-term recovery in sales volume and operating profits was unlikely. Therefore, the Company, which incurred a net loss in the third quarter before such charges, recorded pre-tax charges in the amount of $59.4 million.

     These charges included a $37.7 million impairment charge, with no associated tax benefit, relating primarily to cost in excess of net assets acquired (goodwill), and a $13.7 million charge for future store closings, the impairment of certain assets in underperforming stores and at the Company's distribution center, and the write-down of the cost of real estate held for future expansion.

     The charge for store closings was for future occupancy and leasehold improvement costs related to planned store closings of approximately 11 stores, including three closed in 1996 and five closed during the first nine months of 1997. Certain store and distribution center assets and real estate held for future expansion were written down to their estimated realizable values.

     In determining the amount of the asset reserves and impairment charges that were made, the Company developed its best estimate of future operating cash flows. Undiscounted cash flows were compared to the carrying value of the assets to ascertain that an impairment had occurred. Estimated future cash flows, excluding interest charges, then were discounted using an estimated 8.0% discount rate. Sales were estimated to increase 2.0% annually, and operating expenses were held constant as a percent of sales. These projections resulted in discounted cash flows that supported the amounts recorded. These projections were prepared solely to determine the appropriate amount of write-off, based on assumptions that management believed to be reasonable at the time; however, no assurance can be given that such projections will be accurate.

     These analyses contained forward-looking information that involve a number of risks, uncertainties and assumptions including, but not limited to, customer demand and trends in the auto parts, products and accessories industry, related inventory risks due to shifts in customer demand, the effect of economic conditions, the impact of competitors' locations and pricing, difficulties with respect to new technologies such as point-of-sales systems, parts catalogs, supply constraints or difficulties, and the results of financing efforts. Should one or more of these or other risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual outcomes could vary materially.

G. SUBSEQUENT EVENTS

     On October 17, 1997, the Company entered into an agreement and plan of merger (Merger Agreement) with Discount Auto Parts, Inc. (Discount). The Merger Agreement contemplates that, subject to the satisfaction of certain conditions set forth therein, including the approval and adoption of the Merger Agreement by the requisite vote of the Company's stockholders, the Company would become a wholly owned subsidiary of Discount. Pursuant to the Merger Agreement, each outstanding share of the Company's Common Stock would be exchanged for 0.1485 of a share of the common stock of Discount so long as the market price of Discount's common stock is between $22.727 and $26.148 (based on the average closing prices of Discount's common stock during the 10 trading days ending three days before the Company's stockholders' meeting held to consider the merger). If the average price of Discount's common stock during

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                                  (UNAUDITED)

the specified period is less than $22.727 but above $20.78, then the exchange ratio will be increased to provide the Company's stockholders with $3.37 of Discount's common stock for each share of the Company Common Stock, but if the average price of Discount's common stock during the specified period is less than $20.78, the Company's stockholders will receive 0.1624 of a share of Discount's common stock for each outstanding share of the Company's Common Stock. If the average price of Discount's common stock during the specified period is more than $26.148, then the exchange ratio will be reduced to provide the Company's stockholders with $3.88 of Discount's common stock for each share of the Company Common Stock. The merger is intended to be a tax-free reorganization and is intended to be accounted for as a purchase.

     The board of directors of each company has approved the merger. In connection with approving the Merger Agreement, the board of directors of the Company also approved an amendment to the Company's stockholder rights plan to prevent the proposed merger from triggering the stockholder rights plan. The merger, which is expected to be completed by February 1998, is subject to approval by the Company's stockholders and certain other conditions, including the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hi-Lo Automotive, Inc.:

     We have audited the accompanying consolidated balance sheets of Hi-Lo Automotive, Inc. (a Delaware corporation), and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income (loss), stockholders' equity and cash flows for each of the three years ended December 31, 1996. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hi-Lo Automotive, Inc., and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and cash flows for each of the three years ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II which is a part of the Registration Statement is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
January 23, 1997

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
                                     ASSETS
CURRENT ASSETS:
  Cash......................................................  $  1,180   $  1,800
  Accounts receivable --
     Trade, net of allowance for doubtful accounts of $929
      and $1,459............................................     5,651      5,685
     Other..................................................     6,878      4,118
  Inventories...............................................    91,401     96,900
  Prepaids and other assets.................................     3,281      3,532
                                                              --------   --------
          Total current assets..............................   108,391    112,035
PROPERTY AND EQUIPMENT, net.................................    31,980     47,823
INTANGIBLE ASSETS AND OTHER.................................     3,717     39,115
                                                              --------   --------
                                                              $144,088   $198,973
                                                              ========   ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................  $    750   $    742
  Accounts payable and accrued liabilities..................    34,350     32,901
                                                              --------   --------
          Total current liabilities.........................    35,100     33,643
LONG-TERM DEBT, net of current maturities...................    45,612     44,132
DEFERRED INCOME TAXES PAYABLE AND OTHER.....................     4,082      8,220
COMMITMENTS AND CONTINGENCIES...............................
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value, 5,000,000 shares
     authorized, none issued................................        --         --
  Common Stock, $.01 par value, 30,000,000 shares
     authorized, 10,775,109 and 10,756,350 shares issued and
     outstanding............................................       108        108
  Additional paid-in capital................................    68,316     68,277
  Retained earnings (deficit)...............................    (9,130)    44,593
                                                              --------   --------
          Total stockholders' equity........................    59,294    112,978
                                                              --------   --------
                                                              $144,088   $198,973
                                                              ========   ========

                See Notes to Consolidated Financial Statements.

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                            -------------------------------------
                                                               1996          1995         1994
                                                            -----------   ----------   ----------
Sales.....................................................  $   248,599   $  262,486   $  235,384
Costs and expenses:
  Cost of goods sold, buying and distribution.............      157,461      159,102      139,688
  Operating, selling, general and administrative..........       99,102       94,955       78,188
  Provision for asset impairment and store closings.......       51,352           --           --
                                                            -----------   ----------   ----------
Operating income (loss)...................................      (59,316)       8,429       17,508
Interest expense..........................................        4,268        4,145        2,201
Other expense, net........................................          471        1,218          948
                                                            -----------   ----------   ----------
Income (loss) before taxes on income......................      (64,055)       3,066       14,359
Taxes on income (benefit from loss).......................      (10,332)       1,378        5,226
                                                            -----------   ----------   ----------
Net income (loss).........................................  $   (53,723)  $    1,688   $    9,133
                                                            ===========   ==========   ==========
Earnings (loss) per common share:
  Net income (loss) per common and common equivalent
     share................................................  $     (4.99)  $      .16   $      .85
                                                            ===========   ==========   ==========
  Weighted average common and common equivalent shares
     outstanding..........................................   10,756,000   10,733,000   10,736,000

                See Notes to Consolidated Financial Statements.

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            COMMON STOCK       ADDITIONAL   RETAINED
                                                         -------------------    PAID-IN     EARNINGS
                                                           SHARES     AMOUNT    CAPITAL     (DEFICIT)
                                                         ----------   ------   ----------   ---------
Balance, December 31, 1993.............................  10,702,516    $107     $67,913      $ 33,772
  Issuance of Common Stock.............................      30,090      --         251            --
  Net income...........................................          --      --          --         9,133
                                                         ----------    ----     -------      --------
Balance, December 31, 1994.............................  10,732,606     107      68,164        42,905
  Issuance of Common Stock.............................      23,744       1         113            --
  Net income...........................................          --      --          --         1,688
                                                         ----------    ----     -------      --------
Balance, December 31, 1995.............................  10,756,350     108      68,277        44,593
  Issuance of Common Stock.............................      18,759      --          39            --
  Net loss.............................................          --      --          --       (53,723)
                                                         ----------    ----     -------      --------
Balance, December 31, 1996.............................  10,775,109    $108     $68,316      $ (9,130)
                                                         ==========    ====     =======      ========

                See Notes to Consolidated Financial Statements.

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $(53,723)  $  1,688   $  9,133
                                                              --------   --------   --------
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities --
       Depreciation and amortization........................     6,588      6,737      6,262
       Write-off of cost in excess of net assets acquired...    37,668         --         --
       Provision for impairment of assets and other.........    21,774         --         --
       Deferred tax provision (benefit).....................    (9,134)       829        392
       (Gain) loss on sales of fixed assets.................      (138)        96         (6)
       Changes in assets and liabilities --
          Accounts receivable, net of allowance for doubtful
            accounts........................................        (4)       118     (3,018)
          Inventories.......................................     2,694    (11,783)   (13,972)
          Prepaids and other assets.........................       380       (261)      (344)
          Accounts payable and other accrued liabilities....      (741)     8,566      6,374
          Income taxes receivable/payable...................    (3,206)      (460)       941
                                                              --------   --------   --------
               Total adjustments............................    55,881      3,842     (3,371)
                                                              --------   --------   --------
          Net cash provided by operating activities.........     2,158      5,530      5,762
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (4,301)   (12,088)   (22,005)
  Proceeds from sale-leaseback of real estate...............        --      9,071     13,280
  Payments for acquisitions, net of cash acquired...........        --     (2,633)    (6,567)
  Proceeds from real estate sold............................       240         --         --
                                                              --------   --------   --------
          Net cash used in investing activities.............    (4,061)    (5,650)   (15,292)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (payments on) debt, net.....................     1,598        869      8,800
  Proceeds from issuance of Common Stock....................        39        114        251
  Repayments of capital lease obligations...................      (110)       (97)      (219)
  Payments for loan acquisition costs.......................      (244)        --         --
                                                              --------   --------   --------
          Net cash provided by financing activities.........     1,283        886      8,832
                                                              --------   --------   --------
INCREASE (DECREASE) IN CASH.................................      (620)       766       (698)
CASH AT BEGINNING OF YEAR...................................     1,800      1,034      1,732
                                                              --------   --------   --------
CASH AT END OF YEAR.........................................  $  1,180   $  1,800   $  1,034
                                                              ========   ========   ========

                 See Notes to Consolidated Financial Statements

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's business consists principally of the sale of automotive aftermarket parts, products and accessories.

     Consolidated financial statements include all subsidiaries. All significant intercompany transactions have been eliminated.

     Cash includes cash on hand, cash held in banks and certificates of deposit with an initial maturity of three months or less.

     Accounts receivable -- trade are for commercial accounts only and are classified as current assets. Finance charges are not assessed on commercial accounts.

     Inventories are stated at the lower of cost or market. Substantially all inventories represent finished goods, which are costed using the last-in, first-out (LIFO) method.

     Property and equipment are carried at cost. Maintenance, repairs and minor renewals are expensed as incurred.

     Impairment of long-lived assets reflects that effective January 1, 1995, Statement of Financial Accounting Standards (SFAS) No. 121 was adopted. Accordingly, in the event that facts and circumstances indicate that the cost in excess of net assets acquired or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset carrying amount to determine if a write-down to market value or discounted cash flow value is required. See Note D for the impact of the Company's impairment analysis for the year ended December 31, 1996.

     Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

     Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or remaining lease lives, whichever is shorter. Gains or losses on disposition of property and equipment are included in income in the period of disposal. Intangible assets consisted primarily of the cost in excess of net assets acquired (goodwill) which was amortized on a straight-line basis over 40 years (see Note D). Loan costs are amortized using the effective interest method over the life of the loan.

     Deferred income taxes payable includes deferred taxes arising from the recognition of revenues and expenses in different periods for income tax and financial statement purposes.

     Net income (loss) per common and common equivalent share is based on the weighted average number of common shares outstanding and Common Stock options which are dilutive, using the treasury stock method.

     Risks due to use of estimates in the financial statements are inherent in the preparation of financial statements in conformity with generally accepted accounting principles and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash interest paid was $4,082,000, $4,187,000 and $2,268,000 during the years ended December 31, 1996, 1995 and 1994, respectively. Income tax payments were $0, $1,039,000 and $4,701,000 during the years ended December 31, 1996, 1995 and 1994, respectively.

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

C. INVENTORIES

     The Company believes that the LIFO method of inventory valuation results in a better matching of current costs and revenues. Current replacement cost of inventories on hand was the same as recorded costs at December 31, 1996, 1995 and 1994.

D. IMPAIRMENT OF ASSETS

     In the third quarter of 1996, the Company concluded that a short-term recovery in sales volume and operating profits was unlikely. Therefore, the Company, which incurred a net loss in the third quarter before such charges, recorded pre-tax charges in the amount of $59.4 million.

     These charges included a $37.7 million impairment charge, with no associated tax benefit, relating primarily to cost in excess of net assets acquired (goodwill), and a $13.7 million charge for future store closings, the impairment of certain assets in underperforming stores and at the Company's distribution center, and the write-down of the cost of real estate held for future expansion.

     The charge for store closings is for future occupancy and leasehold improvement costs related to planned store closings of approximately 11 stores, including three closed in 1996. Certain store and distribution center assets and real estate held for future expansion were written down to their estimated realizable values.

     In determining the amount of the asset reserves and impairment charges that were made, the Company developed its best estimate of future operating cash flows. Undiscounted cash flows were compared to the carrying value of the assets to ascertain that an impairment had occurred. Estimated future cash flows, excluding interest charges, then were discounted using an estimated 8.0% discount rate. Sales were estimated to increase 2.0% annually, and operating expenses were held constant as a percent of sales. These projections resulted in discounted cash flows that supported the amounts recorded. These projections were prepared solely to determine the appropriate amount of write-off, based on assumptions that management believed to be reasonable at the time; however, no assurance can be given that such projections will be accurate.

     These analyses contain forward-looking information that involve a number of risks, uncertainties and assumptions including, but not limited to, customer demand and trends in the auto parts, products and accessories industry, related inventory risks due to shifts in customer demand, the effect of economic conditions, the impact of competitors' locations and pricing, difficulties with respect to new technologies such as point-of-sales systems, parts catalogs, supply constraints or difficulties and the results of financing efforts. Should one or more of these or other risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual outcomes could vary materially.

E. PROPERTY AND EQUIPMENT

     The Company's property and equipment consisted of the following (in thousands):

                                                                        DECEMBER 31,
  ASSET                                                              -------------------
   LIFE                                                                1996       1995
----------                                                           --------   --------
5-30 years   Land, buildings and improvements......................  $ 38,805   $ 37,078
3-15 years   Furniture and equipment...............................    36,738     35,682
             Construction in progress..............................     1,105      2,347
                                                                     --------   --------
                                                                       76,648     75,107
             Accumulated depreciation and amortization.............   (44,668)   (27,284)
                                                                     --------   --------
                                                                     $ 31,980   $ 47,823
                                                                     ========   ========

     Land, buildings and improvements included $1,975,000 leased under capital leases at December 31, 1996 and 1995. Accumulated amortization under these arrangements aggregated $1,738,000, $1,628,000 and

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

$1,531,000 at December 31, 1996, 1995 and 1994, respectively. Depreciation and amortization of these assets was $5,673,000, $5,558,000 and $5,197,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Accumulated depreciation and amortization of these assets in 1996 was also increased by $12,727,000 as a result of the impairment previously discussed in Note D.

F. INTANGIBLE ASSETS AND OTHER

     The Company's intangible assets and other consisted of the following (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996     1995
                                                              ------   -------
Cost in excess of net assets acquired.......................  $   --   $46,665
Loan acquisition costs......................................     244       200
Other, net..................................................   3,492       498
                                                              ------   -------
                                                               3,736    47,363
Accumulated amortization....................................     (19)   (8,248)
                                                              ------   -------
                                                              $3,717   $39,115
                                                              ======   =======

     As discussed in Note D to the Consolidated Financial Statements, the Company evaluated the carrying value of its cost in excess of net assets acquired and concluded an impairment occurred during 1996. Accordingly, those assets were written off. The other assets are primarily real estate held for sale and deferred income tax assets.

     Amortization of cost in excess of net assets acquired was $872,000, $1,148,000 and $1,036,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Amortization of loan acquisition costs was $43,000, $31,000 and $29,000 for the years ended December 31, 1996, 1995 and 1994, respectively. In the third quarter of 1996, the unamortized portion of the loan acquisition costs associated with the Company's revolving credit agreement with prior lenders was written off.

G. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     The Company's accounts payable and accrued liabilities consisted of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Accounts payable............................................  $16,685   $19,823
Accrued salaries and bonuses................................    3,294     2,635
Accrued property taxes......................................    4,294     4,009
Other accrued liabilities...................................   10,077     6,434
                                                              -------   -------
                                                              $34,350   $32,901
                                                              =======   =======

     The Company is insured for employee indemnity, automobile, general and product liability losses through a risk retention program. The Company accrues for the estimated losses occurring from both asserted and unasserted claims. The estimate of the liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims data.

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

H. LEASES

     The Company leases store locations, certain equipment and office space under noncancelable long-term capital and operating leases which extend through 2014.

     Total rental expense on all operating leases was approximately $12,939,000, $12,043,000 and $7,967,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     As of December 31, 1996, minimum commitments on all noncancelable long-term leases were as follows (in thousands):

                                                              CAPITAL   OPERATING
YEAR ENDED DECEMBER 31,                                       LEASES     LEASES
-----------------------                                       -------   ---------
1997........................................................   $144      $13,678
1998........................................................    104       12,317
1999........................................................     25        9,234
2000........................................................     --        7,881
2001........................................................     --        7,516
Thereafter..................................................     --       37,898
                                                               ----      -------
Total minimum lease payments................................    273      $88,524
                                                                         =======
Amount representing interest................................     36
                                                               ----
Present value of net minimum lease payments.................    237
  Less -- Current portion...................................    118
                                                               ----
Capital lease obligations...................................   $119
                                                               ====

I. DEBT

     Long-term debt consisted of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Notes payable to a bank.....................................  $44,230   $42,000
Long-term debt..............................................    1,895     2,527
Capital lease obligations...................................      237       347
                                                              -------   -------
                                                               46,362    44,874
Less -- Current maturities..................................      750       742
                                                              -------   -------
                                                              $45,612   $44,132
                                                              =======   =======

     The long-term debt outstanding at December 31, 1996, matures as follows:
$750,000 in 1997, $95,000 in 1998 and $45,517,000 in 1999. At December 31, 1996,
the weighted average interest rate on the notes payable to a bank was 7.8%.

     On October 23, 1996, the Company entered into a financing agreement with a new lender. Initial funding under this financing agreement was used to repay amounts outstanding under the Company's prior credit facility. The new financing agreement provides for a borrowing of up to $60.0 million of availability under a revolving credit facility, which matures October 22, 1999, with annual renewals at the option of the Company and the lender. Credit availability is limited to 60% of the value of saleable inventory and 85% of accounts receivable, subject to certain adjustments and reserves which may be made at the discretion of the lender. The facility is secured by all inventories, receivables and fixed assets of the Company and its subsidiaries. The borrowings may be priced, at the Company's option, at the lender's prime rate, plus 1/4 of 1%, or London Interbank Offered Rates (LIBOR) plus 2.25%. The Company pays a commitment fee of 3/8 of 1% per annum

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES on all unused portions of the credit facility. Loan covenants relate to the Company's net worth and cash flow; restrict capital expenditures to $6.0 million for 1996, $5.9 million for 1997 and $5.0 million for 1998 and 1999; and restrict operating lease payments to $16.0 million per annum through 1999. The Company was in compliance with this new financing agreement as of December 31, 1996.

     At December 31, 1996, the Company had $44.2 million outstanding under the credit facility and total unutilized credit facilities of approximately $7.4 million.

     The Company has established irrevocable letters of credit totaling $900,000 as security for various insurance contracts.

     The book values of cash, trade accounts receivable and accounts payable approximate their fair values principally because of the short-term maturities of these instruments. The estimated fair value of long-term debt approximates the book value as the debt is priced based upon a floating rate.

J. INCOME TAXES

     Federal and state income tax provision (benefit) consisted of the following (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                               1996      1995     1994
                                                             --------   ------   ------
Current provision (benefit)................................  $ (2,948)  $  549   $4,834
Deferred provision (benefit)...............................    (7,384)     829      392
                                                             --------   ------   ------
                                                             $(10,332)  $1,378   $5,226
                                                             ========   ======   ======

     A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1996     1995     1994
                                                              -----    -----    -----
Income tax, statutory rate..................................     34%     34%      34%
Amortization of cost in excess of net assets acquired.......    (50)     10        2
Other, net..................................................     --       1       --
                                                               ----     ---      ---
Income tax, effective rate..................................    (16)%    45%      36%
                                                               ====     ===      ===

     Deferred income taxes resulted from temporary differences as follows (in thousands):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Inventories.................................................  $  (757)  $  (294)
Property and equipment......................................   (2,198)    3,990
Intangible assets and other.................................      235     2,077
Accounts payable and accrued liabilities....................   (1,828)   (1,187)
                                                              -------   -------
Net (asset) liability.......................................  $(4,548)  $ 4,586
                                                              =======   =======

K. STOCKHOLDERS' EQUITY

     The Company has one stock option plan (the 1990 Stock Option Plan) originally adopted on December 11, 1990, and amended thereafter, for which a total of 1,400,000 shares of Common Stock has been reserved for issuance; 474,611 of those shares were available for grant to directors and associates of the Company at December 31, 1996. The 1990 Stock Option Plan provides for the granting of both incentive and nonqualified stock options. Options granted under the 1990 Stock Option Plan have a maximum term of 10

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES years and are exercisable under the terms of the respective option agreements at fair market value of the Common Stock at the date of grant. Payment of the exercise price must be made in cash or, in whole or in part, by delivery of shares of the Company's Common Stock.

     Incentive stock options for 709,175 shares and nonqualified stock options for 176,491 shares of the Company's Common Stock were outstanding at December 31, 1996. Additional information with respect to the 1990 Stock Option Plan is as follows:

                                                                 OPTIONS OUTSTANDING
                                                           --------------------------------
                                                            NUMBER                              OPTIONS
                                                           OF SHARES     PRICE PER SHARE      EXERCISABLE
                                                           ---------   --------------------   -----------
Balance, December 31, 1993...............................    739,263   $ 6.00   --    19.88     363,011
  Granted................................................    331,400    10.25   --    12.94          --
  Became exercisable.....................................         --     6.00   --    19.88     207,352
  Exercised..............................................     (1,000)                  9.63      (1,000)
  Canceled...............................................   (161,097)   10.25   --    19.31     (76,357)
                                                           ---------   ------         -----    --------
Balance, December 31, 1994...............................    908,566     6.00   --    19.88     493,006
  Granted................................................    488,000     4.94   --    10.63          --
  Became exercisable.....................................         --     6.00   --    19.88     178,200
  Exercised..............................................     (1,920)                 10.25      (1,920)
  Canceled...............................................   (132,480)    8.06   --    19.88     (73,860)
                                                           ---------   ------         -----    --------
Balance, December 31, 1995...............................  1,262,166     4.94   --    19.31     595,426
  Granted................................................     75,800     3.31   --     5.44          --
  Became exercisable.....................................         --     4.94   --    19.31     255,760
  Exercised..............................................         --                                 --
  Canceled...............................................   (452,300)    3.31   --    19.31    (351,800)
                                                           ---------   ------         -----    --------
Balance, December 31, 1996...............................    885,666     3.31   --    19.31     499,386
                                                           =========                           ========

     At December 31, 1996, the Company has two stock-based compensation plans, its 1990 Stock Option Plan, which is described above, and its 1991 Associate Stock Purchase Plan, which is described in Note L below. The Company applies Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its 1990 Stock Option Plan and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                                  1996      1995
                                                                                --------   ------
Net income (loss)                 As reported.................................  $(53,723)  $1,688
                                  Pro forma...................................   (54,178)   1,391
Net income (loss) per share       As reported.................................     (4.99)     .16
                                  Pro forma...................................     (5.04)     .13

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

     A summary of the status of the Company's 1990 Stock Option Plan as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates is presented below:

                                                   1996                         1995
                                        --------------------------   --------------------------
                                        SHARES   WEIGHTED AVERAGE    SHARES   WEIGHTED AVERAGE
FIXED OPTIONS                           (000)     EXERCISE PRICE     (000)     EXERCISE PRICE
-------------                           ------   -----------------   ------   -----------------
Outstanding at beginning of year......   1,262        $10.54           909         $12.13
Granted...............................      76          4.50           488           7.99
Exercised.............................      --            --            (2)         10.25
Canceled..............................    (452)        11.72          (133)         12.12
                                        ------                       -----
Outstanding at end of year............     886          9.41         1,262          10.54
                                        ======                       =====
Options exercisable at year-end.......     499                         595
Weighted average fair value of options
  granted during the year.............  $10.26                       $7.99

     The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                   OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                    -------------------------------------------------   ------------------------------
                      NUMBER      WEIGHTED AVERAGE                        NUMBER
    RANGE OF        OUTSTANDING      REMAINING       WEIGHTED AVERAGE   EXERCISABLE   WEIGHTED AVERAGE
 EXERCISE PRICES    AT 12/31/96   CONTRACTUAL LIFE    EXERCISE PRICE    AT 12/31/96    EXERCISE PRICE
 ---------------    -----------   ----------------   ----------------   -----------   ----------------
 1)  $  3.31-5.94     101,900           4.72years         $ 5.08           20,820          $ 5.78
 2)          6.00      60,666           4.0                 6.00           60,666            6.00
 3)    8.06-12.95     584,500           3.41                9.10          299,940            9.54
 4)   13.13-19.88     138,600           1.65               15.42          117,960           16.41
                      -------                                             -------
       3.31-19.88     885,666           3.33                9.41          499,386           10.57
                      =======                                             =======

     The fair value of each grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996, 1995 and 1994, respectively: dividend yield of nil for all years; expected volatility of 46%, 49% and 32%; risk-free interest rates of 6.5% for all years; and expected lives of 5.5, 5.5 and 5.5 years.

PREFERRED SHARE PURCHASE RIGHTS

     On August 23, 1996, the Company's board of directors adopted a stockholder rights plan (the Rights Plan) to help assure that all of the Company's stockholders receive fair and equal treatment in the event of certain changes of control of the Company. The Rights Plan was effected by issuing one preferred share purchase right for each outstanding share of Common Stock. These rights are not currently exercisable and will become exercisable only upon the occurrence of specified events related to a change in control of the Company. When exercisable, each right will entitle the holder to purchase 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $14.00 per right. The rights expire on September 2, 2006, unless extended or redeemed.

L. ASSOCIATE STOCK PURCHASE PLAN

     The Company's 1991 Associate Stock Purchase Plan (the Purchase Plan) assists associates in acquiring stock ownership in the Company. Under the Purchase Plan, an eligible associate authorizes payroll deductions to be made during a 12-month period (the Option Period), which amounts are used at the end of the Option Period to acquire shares of Common Stock at 85% of the fair market value of the Common Stock on the first or the last day of the Option Period, whichever is lower. Associates who have completed one year of service as of the commencement date of an applicable Option Period may participate in the Purchase Plan. Associates have discretion to determine the amount of their payroll deduction under the Purchase Plan, subject to certain

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES limitations. The Purchase Plan terminates on April 4, 2001, and the maximum number of shares of Common Stock that may be issued under the Purchase Plan is 175,000.

     At the close of the 1993 Option Period, an aggregate of 15,920 shares of Common Stock was acquired by 123 participants at a price of $8.40 per share. At the close of the 1994 Option Period, an aggregate of 29,090 shares of Common Stock was acquired by 137 participants at a price of $8.29 per share. At the close of the 1995 Option Period, an aggregate of 22,169 shares of Common Stock was acquired by 71 participants at a price of $4.36 per share. At the close of the 1996 Option Period, an aggregate of 18,759 shares of Common Stock was acquired by 31 associates at a price of $2.13 per share, and 42,730 shares remained available for issuance under the Purchase Plan.

M. COMMITMENTS AND CONTINGENCIES

INSURANCE

     The Company maintains insurance for on-the-job injuries to its associates and other coverages for normal business risks. A substantial portion of the Company's current- and prior-year insurance coverages are "high deductible" policies in which the Company, in many cases, is responsible for the payment of incurred claims up to specified individual and aggregate limits, over which a third-party insurer is contractually liable for any additional payment of such claims. Accordingly, the Company bears certain economic risks related to these coverages. On a continual basis, and as of each balance sheet date, the Company records an accrual equal to the estimated costs expected to result from incurred claims plus an estimate of claims incurred but not reported as of such date based on the best available information at such date. However, the nature of these claims is such that actual development of the claims may vary from the estimated accruals. All changes in the accrual estimates are accounted for on a prospective basis and could have a significant impact on the Company's financial position or results of operations.

LITIGATION

     The Company is a party to various legal proceedings, which involve routine claims and lawsuits arising in the normal course of the Company's business. The Company does not believe that such claims and lawsuits, individually or in the aggregate, will have a material adverse effect on the Company's results of operations and financial position.

PROFIT-SHARING AND SALARY DEFERRAL PLAN

     The Company has a combination profit-sharing and salary deferral plan (401(k) plan) for the benefit of its associates. The 401(k) plan covers substantially all associates who have completed one year of service and are at least 19 years old. Under the salary deferral portion of the 401(k) plan, participants may defer up to 15% of their eligible compensation and the Company may, at the discretion of the board of directors, elect to match a portion of the deferred compensation. During the years ended December 31, 1996, 1995 and 1994, associates deferred $632,000, $630,000 and $750,000, respectively, and the Company made matching contributions totaling $127,000, $130,000, and $140,000, respectively.

     Under the profit-sharing portion of the 401(k) plan, the Company may, at the discretion of the board of directors, contribute to the 401(k) plan from its profits. The Company recorded as an expense profit-sharing contributions of $0, $0 and $316,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

INCENTIVE COMPENSATION PLANS

     The Company has various incentive compensation plans covering officers and other key associates which are based upon the achievement of specified earnings goals. All awards are payable in cash. Charges to

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES expense for current and future distributions under the plans amounted to $254,000, $168,000, and $1,030,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

N. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Summarized quarterly financial data for the Company for the years ended December 31, 1996 and 1995, is as follows:

                                            FIRST        SECOND       THIRD        FOURTH
                                           QUARTER      QUARTER      QUARTER      QUARTER
                                          ----------   ----------   ----------   ----------
                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
1996
  Sales.................................  $   60,835   $   67,092   $   64,396   $   56,276
  Gross profit..........................      23,762       26,008       19,731       21,637
  Net income (loss).....................        (431)         185      (51,659)      (1,818)
                                          ==========   ==========   ==========   ==========
  Net income (loss) per weighted average
     common and common equivalent
     share..............................  $     (.04)  $      .02   $    (4.80)  $     (.17)
                                          ==========   ==========   ==========   ==========
  Weighted average common and common
     equivalent shares outstanding......  10,756,000   10,756,000   10,756,000   10,756,000
1995
  Sales.................................  $   60,236   $   70,996   $   72,198   $   59,056
  Gross profit..........................      24,709       28,224       27,641       22,810
  Net income (loss).....................         678        1,560          636       (1,186)
                                          ==========   ==========   ==========   ==========
  Net income (loss) per weighted average
     common and common equivalent
     share..............................  $      .06   $      .15   $      .06   $     (.11)
                                          ==========   ==========   ==========   ==========
Weighted average common and common
  equivalent shares outstanding.........  10,757,000   10,754,000   10,753,000   10,734,000

     The Company's business is seasonal in nature, primarily as a result of the impact of weather conditions. Sales and gross profits have historically been higher in the second and third quarters (April through September) of each year than in the first and fourth quarters. Weather extremes tend to enhance sales by causing a higher incidence of parts failures and increasing sales of seasonal products. Rainy weather, however, tends to reduce sales by causing deferral of elective maintenance.

O. BUSINESS COMBINATIONS

     On November 1, 1994, the Company purchased inventory and operating assets and assumed certain lease liabilities of Wesco, a division of Reddi Brake Supply Company, Inc. (Reddi Brake). Leases and inventory for eight auto parts stores were acquired. These stores serve the retail and commercial automotive aftermarket in the greater Los Angeles, California, area. The Company paid approximately $9.8 million in cash and notes and assumed certain lease obligations of the Wesco division. Approximately $6.6 million of the purchase price was paid in cash, which was financed under the Company's credit agreement with commercial banks. The balance of the purchase price is payable over up to five years. From November 1, 1996, through October 31, 1999, Reddi Brake will have the right to convert $1,263,347 of the deferred portion of the purchase price into 93,859 shares of the Company's Common Stock.

                    HI-LO AUTOMOTIVE, INC., AND SUBSIDIARIES

     The following unaudited pro forma summary presents information as if the acquisition had occurred at January 1, 1994. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined enterprise (in thousands except per share amounts):

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1994
                                                              -----------------
                                                                 (UNAUDITED)
Pro forma sales.............................................      $255,932
Pro forma net income........................................         8,738
Pro forma net income per common and common equivalent
  share.....................................................           .81

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           DISCOUNT AUTO PARTS, INC.,

                             HLA ACQUISITION, INC.

                                      AND

                             HI-LO AUTOMOTIVE, INC.

                          Dated as of October 17, 1997

                               TABLE OF CONTENTS

                          AGREEMENT AND PLAN OF MERGER

                                   ARTICLE I

THE MERGER................................................................
Section 1.1   The Merger..................................................
Section 1.2   Closing.....................................................
Section 1.3   Effective Time..............................................
Section 1.4   Effects of the Merger.......................................
Section 1.5   Charter and By-laws.........................................
Section 1.6   Directors...................................................

                                  ARTICLE II

EFFECT OF THE MERGER ON THE STOCK OF THE CONSTITUENT CORPORATIONS;
EXCHANGE OF CERTIFICATES..................................................
Section 2.1   Effect on Stock.............................................
Section 2.2   Exchange of Certificates....................................
Section 2.3   Treatment of Stock Options..................................

                                  ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HI/LO...................................
Section 3.1   Organization, Qualification, Etc............................
Section 3.2   Capital Stock...............................................
Section 3.3   Corporate Authority Relative to this Agreement; No
              Violation; No Conflict......................................
Section 3.4   Reports and Financial Statements; Corporate Records.........
Section 3.5   No Undisclosed Liabilities..................................
Section 3.6   No Violation of Law.........................................
Section 3.7   Environmental Laws and Regulations..........................
Section 3.8   Employee Matters; ERISA.....................................
Section 3.9   Absence of Certain Changes or Events........................
Section 3.10  Investigations; Litigation..................................
Section 3.11  Proxy Statement/Prospectus; Registration Statement; Other
              Information.................................................
Section 3.12  Hi/Lo Rights Plan...........................................
Section 3.13  Takeover Laws...............................................
Section 3.14  Tax Matters.................................................
Section 3.15  Opinion of Financial Advisor................................
Section 3.16  Required Vote of Hi/Lo Stockholders.........................
Section 3.17  Labor Matters...............................................
Section 3.18  Certain Agreements..........................................
Section 3.19  Title to Assets; Liens......................................
Section 3.20  Insurance...................................................
Section 3.21  Intellectual Property.......................................
Section 3.22  Significant Vendor Arrangements.............................

                                  ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF DISCOUNT AND SUB........................
Section 4.1   Organization, Qualification, Etc............................
Section 4.2   Capital Stock...............................................
Section 4.3   Corporate Authority Relative to this Agreement; No
              Violation; No Conflict......................................
Section 4.4   Reports and Financial Statements............................
Section 4.5   No Undisclosed Liabilities..................................

Section 4.6   No Violation of Law.........................................
Section 4.7   Environmental Laws and Regulations..........................
Section 4.8   Employee Matters; ERISA.....................................
Section 4.9   Absence of Certain Changes or Events........................
Section 4.10  Investigations; Litigation..................................
Section 4.11  Proxy Statement/Prospectus; Registration Statement; Other
              Information.................................................
Section 4.12  Lack of Ownership of Hi/Lo Common Stock.....................
Section 4.13  Tax Matters.................................................
Section 4.14  Opinion of Financial Advisor................................
Section 4.15  Sub's Operations............................................
Section 4.16  Labor Matters...............................................
Section 4.17  Certain Agreements..........................................
Section 4.18  Title to Assets; Liens......................................
Section 4.19  Insurance...................................................
Section 4.20  Intellectual Property.......................................

                                   ARTICLE V

COVENANTS AND AGREEMENTS..................................................
Section 5.1   Conduct of Business by Hi/Lo or Discount....................
Section 5.2   Investigation...............................................
Section 5.3   Cooperation.................................................
Section 5.4   Affiliate Agreements........................................
Section 5.5   Employee Benefit Plans......................................
Section 5.6   Filings; Other Action.......................................
Section 5.7   Further Assurances..........................................
Section 5.8   No Solicitation.............................................
Section 5.9   Public Announcements........................................
Section 5.10  Indemnification and Insurance...............................
Section 5.11  Additional Reports..........................................
Section 5.12  Stockholder Approval........................................
Section 5.13  Purchase Accounting.........................................
Section 5.14  Amendments to Change of Control Agreements..................
Section 5.15  Notifications...............................................
Section 5.16  Indemnifications............................................

                                  ARTICLE VI

CONDITIONS TO THE MERGER..................................................
Section 6.1   Conditions to Each Party's Obligation to Effect the
              Merger......................................................
Section 6.2   Conditions to Obligations of Hi/Lo to Effect the Merger.....
Section 6.3   Conditions to Obligations of Discount to Effect the
              Merger......................................................

                                  ARTICLE VII

TERMINATION, WAIVER, AMENDMENT AND CLOSING................................
Section 7.1   Termination or Abandonment..................................
Section 7.2   Effect of Termination.......................................
Section 7.3   Amendment or Supplement.....................................
Section 7.4   Extension of Time, Waiver, Etc..............................

                                 ARTICLE VIII

MISCELLANEOUS.............................................................
Section 8.1   No Survival of Representations and Warranties...............
Section 8.2   Expenses....................................................

Section 8.3   Counterparts; Effectiveness.................................
Section 8.4   Governing Law...............................................
Section 8.5   Notices.....................................................
Section 8.6   Assignment; Binding Effect..................................
Section 8.7   Severability................................................
Section 8.8   Enforcement of Agreement....................................
Section 8.9   Miscellaneous...............................................
Section 8.10  Headings....................................................
Section 8.11  Subsidiaries; Affiliates....................................
Section 8.12  Finders or Brokers..........................................

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER, dated as of October 17, 1997 (this "Agreement"), is among DISCOUNT AUTO PARTS, INC. ("Discount"), HLA ACQUISITION, INC. ("Sub") and HI-LO AUTOMOTIVE, INC. ("Hi/Lo").

     WHEREAS, Hi/Lo is a corporation duly organized and existing under the laws of the State of Delaware, Discount is a corporation duly organized and existing under the laws of the State of Florida and Sub is a corporation duly organized and existing under the laws of the State of Delaware;

     WHEREAS, the respective Boards of Directors of Discount, Sub and Hi/Lo have approved and have declared advisable the merger of Sub with and into Hi/Lo (the "Merger"), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of Hi/Lo Common Stock (as defined in Section 3.2) not owned directly by Hi/Lo or Discount will be converted into the right to receive a fraction of a share of Discount Common Stock (as defined in Section 4.2) as more particularly set forth herein, and have determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and in the best interests of their respective stockholders;

     WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

     WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the parties hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into Hi/Lo at the Effective Time (as defined in Section 1.3). Following the Effective Time, the separate corporate existence of Sub shall cease and Hi/Lo shall be the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.

     Section 1.2 Closing. The closing of the Merger (the "Closing") will take place at a location mutually acceptable to the parties hereto at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which shall be no later than the first business day after satisfaction or waiver of the conditions set forth in Article VII, unless another time or date is agreed to by the parties hereto.

     Section 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Delaware Secretary of State accepts the Certificate of Merger for record, or at such subsequent date or time as Discount and Hi/Lo shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

     Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

     Section 1.5 Charter and By-laws. (a) The charter of Hi/Lo, as in effect immediately prior to the execution of this Agreement, shall be the charter of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) The by-laws of Hi/Lo, as in effect immediately prior to the execution of this Agreement, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     Section 1.6 Directors and Officers. The directors of Sub at the Effective Time shall be the directors of the Surviving Corporation and the officers of Hi/Lo at the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

                                   ARTICLE II

                    EFFECT OF THE MERGER ON THE STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     Section 2.1 Effect on Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, Hi/Lo or the holders of any securities of Hi/Lo, Discount or Sub:

          (a) Cancellation of Hi/Lo-Owned Stock and Discount-Owned Stock. Each share of Hi/Lo Common Stock that is owned directly by Hi/Lo or by Discount shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (b) Conversion of Hi/Lo Common Stock. Subject to Section 2.2(e), each issued and outstanding share of Hi/Lo Common Stock (other than shares to be canceled in accordance with Section 2.1(a)) shall be converted into and represent a fully paid and nonassessable fraction of a share of Discount Common Stock equal to the Exchange Ratio (as defined and determined below) (the "Merger Consideration"). As of the Effective Time, all such shares of Hi/Lo Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Hi/Lo Common Stock (the "Certificates") shall cease to have any rights with respect thereto, except the right to receive (x) certificates representing the number of whole shares of Discount Common Stock into which such shares have been converted ("Discount Certificates"), (y) certain dividends and other distributions in accordance with Section 2.2(c) and (z) cash in lieu of fractional shares of Discount Common Stock in accordance with Section 2.2(e), without interest. The "Exchange Ratio" shall be equal to 0.1485; provided, however, that (i) if the Discount Average Share Price is greater than $26.148, then the Exchange Ratio shall be equal to (rounded to the near ten-thousandth) the product of
     (x) 0.1485 times (y) the quotient of $26.148 divided by the Discount Average Share Price, or (ii) if the Discount Average Share Price is less than $22.727, then the Exchange Ratio shall be equal to the lesser of (1)
     0.1624 and (2) the product of (x) 0.1485 times (y) the quotient of $22.727 divided by the Discount Average Share Price. The term "Discount Average Share Price" shall mean the average of the closing sales prices of Discount Common Stock (or, if Discount Common Stock should not trade on any trading day, the average of the bid and the asked prices therefor on such day), rounded to the nearest thousandth (.0005 being rounded to .001), as reported on the New York Stock Exchange ("NYSE") Composite Tape on each of the last ten consecutive trading days ending on the third trading day prior to the meeting of Hi/Lo Stockholders held for the purpose of approving the Merger (the "Hi/Lo Meeting").

          (c) Conversion of Common Stock of Sub. Each issued and outstanding share of common stock, par value $1.00 per share, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     Section 2.2 Exchange of Certificates. (a) Exchange Agent. At or prior to the Effective Time, Discount shall enter into an agreement with such bank or trust company as may be designated by Discount and as shall be reasonably satisfactory to Hi/Lo (the "Exchange Agent"), which shall provide that Discount shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Hi/Lo Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, Discount Certificates representing the number of whole shares of Discount Common Stock (such shares of Discount Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any cash payable in lieu of any fractional shares of Discount Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of Hi/Lo Common Stock.

          (b) Exchange Procedures. Promptly after the Effective Time, but in any event no later than five business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate whose shares were converted into the Merger Consideration, pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as Discount and Hi/Lo may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a Discount Certificate representing that number of whole shares of Discount Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.2(c) and cash in lieu of any fractional share in accordance with Section 2.2(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Hi/Lo Common Stock which is not registered in the transfer records of Hi/Lo, a Discount Certificate representing the proper number of shares of Discount Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other nonincome taxes required by reason of the issuance of shares of Discount Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Discount that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender Discount Certificates representing the number of whole shares of Discount Common Stock into which the shares of Hi/Lo Common Stock formerly represented by such Certificate have been converted, certain dividends or other distributions in accordance with Section 2.2(c) and cash in lieu of any fractional share in accordance with Section 2.2(e). No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

          (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Discount Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Discount Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of Discount Common Stock shall be paid by Discount to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the Discount Certificate representing whole shares of Discount Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Discount Common Stock and the amount of any cash payable in lieu of a fractional share of Discount Common Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Discount Common Stock. Discount shall make available to the Exchange Agent cash for these purposes.

          (d) No Further Ownership Rights in Hi/Lo Common Stock. All shares of Discount Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Hi/Lo Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been authorized or made by Hi/Lo on such shares of Hi/Lo Common Stock which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Hi/Lo Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

          (e) No Fractional Shares. No Discount Certificates or scrip representing fractional shares of Discount Common Stock shall be issued upon the surrender for exchange of Certificates but in lieu of any such fractional shares, each holder of Hi/Lo Common Stock shall be entitled to receive an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Hi/Lo Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Discount Common Stock as reported on the NYSE Composite Tape (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the last full trading day before the Closing Date.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates as of the date which is one year after the date of the mailing required by Section 2.2(b) shall be delivered to Discount, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Discount for payment of their claim for Merger Consideration or shares, any cash in lieu of fractional shares of Discount Common Stock and any dividends or distributions with respect to Discount Common Stock.

          (g) No Liability. None of Discount, Hi/Lo, Sub or the Exchange Agent shall be liable to any person in respect of any shares of Discount Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any cash payable to the holder of such Certificate pursuant to this Article II or any dividends or distributions payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental body or authority) any such Merger Consideration or cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

          (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Discount, on a daily basis. Any interest and other income resulting from such investments shall be paid to Discount.

          (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and, if applicable, any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Discount Common Stock deliverable in respect thereof, pursuant to this Agreement.

          (j) Certificates From Affiliates. Notwithstanding anything herein to the contrary, to the fullest extent permitted by law, certificates surrendered for exchange by any person or entity included on the list provided to Discount pursuant to Section 5.4 hereof shall not be exchanged until Discount shall have received a signed agreement in substantially the form of Exhibit 5.4 hereto from such person or entity.

     Section 2.3 Treatment of Stock Options. Prior to the Effective Time, Discount and Hi/Lo shall take all such actions as may be necessary to cause each unexpired and unexercised option under stock option plans of Hi/Lo in effect on the date hereof which has been granted (other than pursuant to the Hi/Lo 1991 Associate Stock Purchase Plan) to current or former directors, officers or employees of Hi/Lo and which remain outstanding on the Closing Date (each, a "Hi/Lo Option") to be mandatorily surrendered to the Company within 10 days after the Effective Time in exchange for the payment to the optionee of an amount of cash per share equal to the greater of (A) $.01 or (B) the excess, if any, of (x) the Exchange Ratio multiplied by the Discount Average Share Price over (y) the exercise price per share under such Hi/Lo Option. At the Effective Time, automatically and without any action by any Person, each Hi/Lo Option shall become immediately and fully exercisable.

                                  ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF HI/LO

     Hi/Lo represents and warrants to Discount and Sub that:

     Section 3.1 Organization, Qualification, Etc. (a) Hi/Lo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on Hi/Lo. As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to Hi/Lo or Discount, as the case may be, means a material adverse effect on the business, results of operations or financial condition of Hi/Lo and its Subsidiaries (as defined in Section 8.11), taken as a whole, or Discount and its Subsidiaries, taken as a whole, as the case may be. Hi/Lo has heretofore furnished, or otherwise made available, to Discount a complete and correct copy, as applicable, of the Certificate or Articles of Incorporation, the Bylaws, the Certificate of Limited Partnership, and/or the Limited Partnership Agreement, each as amended to, and in full force and effect as of, the date hereof, of Hi/Lo and each of its Subsidiaries. Neither Hi/Lo nor any of its Subsidiaries is in violation of any of the provisions of its respective Certificate or Articles of Incorporation, Bylaws, Certificate of Limited Partnership, or Limited Partnership Agreement.

     (b) Hi/Lo does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise, except for the Subsidiaries. Hi/Lo is not subject to any corporate or contractual obligation or requirement to make any investment, loan or capital contribution to any corporation, partnership, joint venture or other entity or enterprise, other than its Subsidiaries. Each of Hi/Lo's Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate and/or partnership power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Hi/Lo. All the outstanding shares of capital stock of, or other ownership interests in, Hi/Lo's Subsidiaries are validly issued, fully paid and non-assessable and are owned by Hi/Lo, directly or indirectly, free and clear of all liens, claims, charges or encumbrances, except such as are contained in credit agreements and similar instruments to which Hi/Lo is a party under which no event of default exists and no event has occurred which with the giving of notice or passage of time would constitute an event of default thereunder. There are no existing subscriptions, options, warrants, rights of first refusal, preemptive rights, calls, commitments, agreements or conversion rights of any character relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Subsidiary of Hi/Lo.

     Section 3.2 Capital Stock. (a) The authorized stock of Hi/Lo consists of 30,000,000 shares of common stock, par value $.01 per share ("Hi/Lo Common Stock"), and 5,000,000 shares of preferred stock, par value $.01 per share ("Hi/Lo Preferred Stock"), of which 50,000 shares have been designated as Series A Junior Participating Preferred Stock ("Hi/Lo Series A Preferred Stock"). As of October 17, 1997, 10,775,109 shares of Hi/Lo Common Stock and no shares of Hi/Lo Preferred Stock were issued and outstanding. All the outstanding shares of Hi/Lo Common Stock have been validly issued and are fully paid and non-assessable and have not been issued in violation of any preemptive or similar rights. As of October 17, 1997, there were no outstanding subscriptions, options, warrants, rights or other arrangements or commitments obligating Hi/Lo to issue any shares of its capital stock nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Hi/Lo, and Hi/Lo has no obligations of any kind to issue any additional securities other than:

          (i) rights to acquire shares of Hi/Lo Series A Preferred Stock pursuant to the Rights Agreement, dated as of August 28, 1996, between Hi/Lo and ChaseMellon Shareholder Services, L.L.C. (the "Hi/Lo Rights Plan");

          (ii) options and other rights to receive or acquire not in excess of 1,118,054 shares of Hi/Lo Common Stock granted on or prior to October 17, 1997, pursuant to employee incentive or benefit plans, programs and arrangements and non-employee director plans; and

          (iii) shares issuable upon conversion of that certain Convertible Promissory Note dated November 1, 1994 to the order of Reddi Brake Supply Company, Inc. ("Reddi Brake Promissory Note").

     (b) Except for the issuance of shares of Hi/Lo Common Stock pursuant to the options and other rights referred to in clause 3.2(a)(iii) and except as permitted in clause 5.1(a)(viii) and (ix), since September 30, 1997, no shares of Hi/Lo Common Stock or Hi/Lo Preferred Stock have been issued.

     (c) Except as disclosed in the letter so designated and executed by Hi/Lo dated the date hereof and delivered to Discount on the date hereof ("Hi/Lo's Disclosure Letter") the issuance and sale of all of the outstanding shares of capital stock described in Section 3.2 have been in compliance with federal and state securities laws. Except pursuant to the terms of that certain Shareholder's Agreement dated October 7, 1987, as amended, Hi/Lo has not agreed to register any securities under the Securities Act of 1933, as amended (the "Securities Act") or under any state securities law or granted registration rights to any persons or entity. Except as disclosed in Hi/Lo's Disclosure Letter, there are no outstanding obligations of Hi/Lo or any of Hi/Lo's Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Hi/Lo and no person has any right to cause Hi/Lo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Hi/Lo.

     Section 3.3 Corporate Authority Relative to this Agreement; No Violation; No Conflict. Hi/Lo has the corporate power and authority necessary to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Hi/Lo and, except for the approval of its stockholders, no other corporate proceedings on the part of Hi/Lo are necessary to authorize this Agreement and the transactions contemplated hereby. The Board of Directors of Hi/Lo has (i) determined that the transactions contemplated by this Agreement are advisable and in the best interest of Hi/Lo and its stockholders, (ii) approved the Merger in accordance with Section 251 of the DGCL (iii) and determined to recommend to such stockholders that they vote in favor thereof. This Agreement has been duly and validly executed and delivered by Hi/Lo and, assuming this Agreement constitutes a valid and binding Agreement of the other parties hereto, this Agreement constitutes a valid and binding agreement of Hi/Lo, enforceable against Hi/Lo in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). Other than in connection with or in compliance with the provisions of the DGCL (including the approval of the stockholders of Hi/Lo), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (collectively, the "Hi/Lo Required Approvals"), no authorization, consent or approval of, or filing by Hi/Lo with, any governmental body or authority or other person is necessary for the execution and delivery of this Agreement or for the consummation by Hi/Lo of the transactions contemplated by this Agreement except where the failure to obtain such authorizations, consents or approvals or make such filings is not reasonably likely to have a Material Adverse Effect on Hi/Lo. Except as disclosed in Hi/Lo's Disclosure Letter, neither the execution and delivery of this Agreement by Hi/Lo nor the consummation by Hi/Lo of the transactions contemplated by this Agreement will (a) result in a breach or violation of the organizational documents of Hi/Lo or of any of Hi/Lo's Subsidiaries, (b) result in a breach or violation of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default), under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate or modify, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Hi/Lo or any of Hi/Lo's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease or other instrument or obligation to which Hi/Lo or any of its Subsidiaries is a party, (c) subject to the matters set forth in the preceding sentence violate any order, writ, injunction, decree, statute, rule or regulation applicable to Hi/Lo or any of its Subsidiaries or any of their respective properties or assets, (d) give any governmental body the right to challenge the transaction contemplated by this Agreement or exercise any remedy or seek any relief under any law to which Hi/Lo or any of its Subsidiaries, or any of their respective assets, are subject, or (e) give any governmental body the right to revoke, withdraw, suspend, cancel, terminate or modify any governmental authorization held by Hi/Lo or any of its Subsidiaries, except as otherwise disclosed to Discount in Hi/Lo's Disclosure Letter or that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Hi/Lo.

     Section 3.4  Reports and Financial Statements; Corporate
Records. (a) Hi/Lo has previously made available to Discount true and complete copies of: (i) Hi/Lo's Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for each of the years ended December 31, 1994 through 1996 (the "Annual Reports"); (ii) Hi/Lo's Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31 and June 30, 1997 (the "Quarterly Reports"); (iii) each definitive proxy statement filed by Hi/Lo with the SEC from December 31, 1994 until the date of this Agreement; (iv) each final prospectus filed by Hi/Lo with the SEC from December 31, 1994 until the date of this Agreement; and (v) all Current Reports on Form 8-K filed by Hi/Lo with the SEC since the end of its last fiscal year until the date of this Agreement.

     (b) All of the Annual Reports, Quarterly Reports, proxy statements and prospectuses filed with the SEC since December 31, 1994 (collectively, the "Hi/Lo SEC Reports") at the time filed (and in the case of registration statements and proxy statements, on the dates of their effectiveness and the dates of mailing, respectively) (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Hi/Lo SEC Reports (including any related notes and schedules) fairly present the financial position of Hi/Lo and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed in the notes thereto or in the case of unaudited statements, as permitted by the rules of the SEC or Form 10-Q). The condensed consolidated balance sheet of Hi/Lo at September 30, 1997 and the consolidated statement of income of Hi/Lo for the period ended September 30, 1997, included in Hi/Lo's Disclosure Letter (the "September Statements") fairly present the financial position of Hi/Lo and its consolidated subsidiaries as of the date thereof and the results of operations for the period (subject to normal year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved except as permitted by the rules of the SEC or Form 10-Q and except that such statements are condensed, do not include required statements of stockholders' equity and cash flow and do not include the required footnotes. Since December 31, 1994, Hi/Lo has timely filed all material reports, registration statements and other filings required to be filed by it with the SEC under the Exchange Act, the Securities Act and the rules and regulations of the SEC.

     (c) The minute books of Hi/Lo and each of Hi/Lo's corporate Subsidiaries contain accurate records of all meetings held of, and corporate action taken by, the stockholders and the Board of Directors of such companies, and no meeting of any such stockholders or Board of Directors has been held for which minutes have not been prepared and are not contained in such minute books except as disclosed in Hi/Lo's Disclosure Letter.

     Section 3.5 No Undisclosed Liabilities. As of the date hereof neither Hi/Lo nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Hi/Lo, except liabilities or obligations (a) reflected in any of the Hi/Lo SEC Reports filed prior to the date of this Agreement (b) incurred in the ordinary course of business since December 31, 1996, or (c) liabilities or obligations which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo.

     Section 3.6 No Violation of Law. The businesses of Hi/Lo and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental body or authority or any judgment, decision or order entered by any governmental authority (provided that no representation or warranty is made in this Section 3.6 with respect to Environmental Laws (as hereinafter defined)) except (a) as described in any of the Hi/Lo SEC Reports filed prior to the date of this Agreement and (b) for violations or possible violations which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo.

     Section 3.7 Environmental Laws and Regulations. Except as described in any of the Hi/Lo SEC Reports filed prior to the date of this Agreement, as of the date hereof (a) Hi/Lo and each of its Subsidiaries is in compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for non-compliance which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo, which compliance includes, but is not limited to, the possession by Hi/Lo and its Subsidiaries of material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (b) neither Hi/Lo nor any of its Subsidiaries has received written notice of, or, to the knowledge of Hi/Lo, is the subject of, any actions, causes of action, claims, investigations, demands or notices by any Person alleging liability under or non-compliance with any Environmental Law ("Environmental Claims") which are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo; and (c) to the knowledge of Hi/Lo, there are no circumstances that are reasonably likely to prevent or interfere with such compliance in the future.

     Section 3.8 Employee Matters; ERISA. (a) Set forth in Hi/Lo's Disclosure Letter is a true and complete list of all material employee benefit plans maintained or contributed to as of the date hereof by Hi/Lo or any of its Subsidiaries covering their present and former employees or directors or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), any deferred compensation, bonuses, stock options, restricted stock plans, incentive compensation, severance or change in control agreements and any other material benefit arrangements or payroll practices (collectively, the "Hi/Lo Benefit Plans").

     (b) Except for contributions and other payments that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo, all contributions and other payments required to be made by Hi/Lo or any of its Subsidiaries to or under any Hi/Lo Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the Hi/Lo SEC Reports.

     (c) Each of the Hi/Lo Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the "IRS") as to such qualified status.

     (d) Except as described in any of the Hi/Lo SEC Reports filed prior to the date of this Agreement, all Hi/Lo Benefit Plans are in compliance with all applicable provisions of ERISA and the Code, and Hi/Lo and its Subsidiaries do not have any liabilities or obligations with respect to any Hi/Lo Benefit Plan, whether or not accrued, contingent or otherwise, except (i) as described in any of the Hi/Lo SEC Reports or disclosed in writing to Discount in Hi/Lo's Disclosure Letter and (ii) for instances of non-compliance or liabilities or obligations that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo.

     (e) With respect to the Hi/Lo Benefit Plans, individually and in the aggregate, no event has occurred and, to Hi/Lo's knowledge, there does not now exist any condition or set of circumstances, that could subject Hi/Lo or any of its Subsidiaries to any material liability arising under ERISA or the Code (including, without limitation, any liability to any such plan or the Pension Benefit Guaranty Corporation (the "PBGC")), or under any indemnity agreement to which Hi/Lo or any of its Subsidiaries is a party, excluding (1) liability for benefit claims and funding obligations payable in the ordinary course and (2) liabilities that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo.

     (f) Except as disclosed in writing to Discount in Hi/Lo's Disclosure Letter, none of the Hi/Lo Benefit Plans that are "welfare plans" within the meaning of Section 3(1) of ERISA provides for any retiree benefits other than continuation coverage required to be provided under Section 4980B of the Code or
Part 6 of Title I of ERISA.

     (g) Except (i) as contemplated in this Agreement, (ii) as provided in the termination benefit agreements listed and identified as such in Hi/Lo's Disclosure Letter which are in effect on the date hereof (the "Change of Control Employment Agreements"), (iii) as described in any of the Hi/Lo SEC Reports or
(iv) as disclosed in writing to Discount in Hi/Lo's Disclosure Letter, the consummation or announcement of any transaction contemplated by this Agreement will not (whether alone or upon the occurrence of any additional or further acts or events) result in any (A) payment (whether of severance pay or otherwise) becoming due from Hi/Lo or any of its Subsidiaries to any officer, employee, former employee or director thereof or to the trustee under any "rabbi trust" or similar arrangement, or (B) benefit under any Hi/Lo Benefit Plan being established or becoming accelerated, vested or payable. Except as disclosed in Hi/Lo's Disclosure Letter or as described in any of the Hi/Lo SEC Reports, neither Hi/Lo nor any of its Subsidiaries is a party to (A) any management, employment, deferred compensation, severance (including any payment, right or benefit resulting from a change in control), bonus or other contract for personal services with any current or former officer, director or employee (whether or not characterized as a plan for purposes of ERISA), (B) any material consulting contract with any person who prior to entering into such contract was a director or officer of Hi/Lo or any of its Subsidiaries, or (C) any plan, agreement, arrangement or understanding similar to any of the items described in clause (A) or (B) of this sentence.

     (h) The consummation or announcement of any transaction contemplated by this Agreement will not (either alone or upon the occurrence of any additional or further acts or events) result in the disqualification of any of the Hi/Lo Benefit Plans intended to be qualified under, result in a prohibited transaction or breach of fiduciary duty under, or otherwise violate, ERISA or the Code.

     (i) Neither Hi/Lo nor any of its Subsidiaries nor any of their directors, officers, employees or agents, nor any "party in interest" or "disqualified person," as such terms are defined in Section 3 of ERISA and Section 4975 of the Code has, with respect to any Hi/Lo Benefit Plan, engaged in or been a party to any "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA which is not otherwise exempt, which could result in the imposition of either a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code or which could constitute a breach of fiduciary duty, in each case applicable to Hi/Lo and which is reasonably likely to have a Material Adverse Effect on Hi/Lo.

     (j) No Hi/Lo Benefit Plan subject to Section 412 of the Code has incurred any now existing "accumulated funding deficiency" (as defined in ERISA), whether or not waived. Neither Hi/Lo nor any of its Subsidiaries has incurred, and none of such entities reasonably expects to incur, any material liability to the PBGC with respect to any Hi/Lo Benefit Plan. Neither Hi/Lo nor any of its Subsidiaries is a party to, and neither has incurred or reasonably expects to incur, any withdrawal liability with respect to any "multiemployer plan" (as defined in Section 3(37) of ERISA) for which there is any outstanding liability.

     (k) None of the assets of any of Hi/Lo Benefit Plans which hold assets are invested in securities of the Hi/Lo.

     (l) Hi/Lo is in material compliance with the notice provisions and all other provisions of COBRA and the Health Insurance Portability and Accountability Act of 1996, except for instances of non-compliance that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo.

     (m) Except as disclosed in writing to Discount in Hi/Lo's Disclosure Letter or as described in any of the Hi/Lo SEC Reports, since December 31, 1996, no change has occurred in the base salary of any person who is a party to a Change of Control Employment Agreement.

     Section 3.9 Absence of Certain Changes or Events. Except as disclosed in the Hi/Lo SEC Reports filed prior to the date of this Agreement, in Hi/Lo's Disclosure Letter or the September Statements, from December 31, 1996 to the date of this Agreement, the businesses of Hi/Lo and its Subsidiaries have been conducted in all material respects in the ordinary course and there has not been any event, occurrence, development or state of circumstances or facts that has had or is reasonably likely to have a Material Adverse Effect on Hi/Lo. Since December 31, 1996, neither Hi/Lo nor any of its Subsidiaries has engaged in any transaction which, if done after the execution of this Agreement, would violate
Section 5.1(a)(v) through (xi), 5.1(a)(xiv) through (xvii), or 5.1(a)(xix) through (xxi) hereof, except as disclosed in Hi/Lo's SEC Reports filed prior to the date of this Agreement or disclosed in Hi/Lo's Disclosure Letter.

     Section 3.10 Investigations; Litigation. As of the date of this Agreement, except as described in any of the Hi/Lo SEC Reports filed prior to the date of this Agreement or disclosed in Hi/Lo's Disclosure Letter:

          (a) no investigation or review by any governmental body or authority with respect to Hi/Lo or any of its Subsidiaries is pending nor has any governmental body or authority notified Hi/Lo in writing of an intention to conduct the same and, to the knowledge of Hi/Lo no such investigation or review has been threatened in each case which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo; and

          (b) there are no actions, suits or proceedings pending (or, to Hi/Lo's knowledge, threatened) against or affecting Hi/Lo or its Subsidiaries, or any of their respective properties at law or in equity, or before any federal, state, local or foreign governmental body or authority, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Hi/Lo.

     Section 3.11 Proxy Statement/Prospectus; Registration Statement; Other Information. None of the information with respect to Hi/Lo or its Subsidiaries provided by Hi/Lo in writing for inclusion in the Proxy Statement/Prospectus or the Registration Statement (as defined in Section 6.3(a)) will, in the case of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus or any amendments or supplements thereto, and at the time of the Hi/Lo Meeting, or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus, except for such portions thereof that relate only to Discount and its Subsidiaries, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The letters to stockholders, notices of meeting, Proxy Statement/Prospectus and forms of proxies to be distributed to stockholders in connection with the Merger and any schedules required to be filed with the SEC in connection therewith are collectively referred to herein as the "Proxy Statement/Prospectus."

     Section 3.12 Hi/Lo Rights Plan. The Hi/Lo Rights Plan has not been amended except to provide that the Hi/Lo Rights Plan is not applicable to the execution and delivery of this Agreement and the transactions contemplated hereby. No "Distribution Date" has occurred within the meaning of the Hi/Lo Rights Plan, and the consummation of the transactions contemplated hereby will not result in the occurrence of a Distribution Date. Hi/Lo has taken all action required to render the Hi/Lo Rights Plan (and the "Rights" thereunder) inapplicable to this Agreement and the transactions contemplated hereby and any other agreement executed and delivered in connection herewith.

     Section 3.13 Takeover Laws. Prior to the date hereof, the Board of Directors of Hi/Lo has taken all necessary action to exempt under or make not subject to Section 203 of the DGCL or any other state law that purports to limit or restrict business combinations or the ability to acquire shares of capital stock (i) the execution of this Agreement and (ii) the Merger and the transaction contemplated hereby.

     Section 3.14 Tax Matters. (a) Except for matters that are not reasonably likely to have a Material Adverse Effect on the Hi/Lo or are disclosed in Hi/Lo's Disclosure Letter: (i) all returns and reports of or with respect to any federal, state or other Tax which are required to be filed on or before the Closing Date by or with respect to the Hi/Lo or any of its Subsidiaries ("Hi/Lo Tax Returns") have been or will be duly and timely filed and reflect all tax liabilities of Hi/Lo and its Subsidiaries required to be shown thereon; (ii) all Taxes which are shown to be due on such Hi/Lo Tax Returns have been or will be timely paid in full; (iii) all withholding tax requirements imposed on or with respect to the Hi/Lo or any of its Subsidiaries have been satisfied in full in all respects; (iv) no assessment, deficiency or adjustment has been asserted or assessed with respect to any Hi/Lo Tax Return; (v) neither Hi/Lo nor any of its Subsidiaries has any liability for any Taxes in excess of amounts paid or reserves established therefor; and (vi) there is not in force any extension of time with respect to the due date for the filing of any Hi/Lo Tax Return or any waiver or agreement for any extension of time for the assessment or payment of any tax due with respect to the period covered by any Hi/Lo Tax Return and no requests for such waivers or agreements are pending. Except as disclosed in writing in Hi/Lo's Disclosure Letter, neither Hi/Lo nor any of its Subsidiaries is the subject of any currently ongoing tax audit which is reasonably likely to have a Material Adverse Effect on Hi/Lo. With respect to any taxable period ended prior to December 31, 1993, all federal income Hi/Lo Tax Returns have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations.

     There are no material liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of Hi/Lo or any of its Subsidiaries (other than liens with respect to Taxes not yet due). No material claim made in writing by an authority in a jurisdiction where none of Hi/Lo or its Subsidiaries files tax returns that Hi/Lo or any of its Subsidiaries is or may be subject to taxation by that jurisdiction is currently pending. Hi/Lo has not filed an election under Section 341(f) of the Internal Revenue Code to be treated as a consenting corporation. Neither Hi/Lo nor any of its Subsidiaries is obligated by any contract, agreement or other arrangement to indemnify any other person with respect to any material Taxes.

     (b) Neither Hi/Lo nor any of its Subsidiaries knows of any fact or has taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

     Section 3.15 Opinion of Financial Advisor. The Board of Directors of Hi/Lo has received the opinion of SBC Warburg Dillon Read Inc., dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair to Hi/Lo's stockholders from a financial point of view. A copy of the written opinion of SBC Warburg Dillon Read Inc. will be delivered to Discount as soon as practicable after the date of this Agreement.

     Section 3.16 Required Vote of Hi/Lo Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Hi/Lo Common Stock is required to approve the Merger. No other vote of the stockholders of Hi/Lo is required by law, the charter or by-laws of Hi/Lo or otherwise in order for Hi/Lo to consummate the Merger and the transactions contemplated hereby.

     Section 3.17 Labor Matters. No labor organization or group of employees of the Hi/Lo or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or to the knowledge of Hi/Lo threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority except for demands, proceedings or petitions which are not reasonably likely to have a Material Adverse Effect on Hi/Lo. There are no strikes, work stoppages, lockouts, material arbitrations or material grievances, or other material labor disputes pending or to the knowledge of Hi/Lo threatened against or involving Hi/Lo or any of its Subsidiaries except such as are not reasonably likely to have a Material Adverse Effect on Hi/Lo. None of Hi/Lo or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization.

     Section 3.18 Certain Agreements. Except as disclosed in Hi/Lo's Disclosure Letter or in Hi/Lo's SEC Reports filed prior to the date of this Agreement, neither Hi/Lo nor any of its Subsidiaries is a party or subject to any oral or written agreement, contract, policy, license, document, instrument, arrangement or commitment relating to or constituting (i) Indebtedness (as defined below) in an amount exceeding $500,000 other than pursuant to Hi/Lo's revolving credit facility with the CIT Group which would in no event cause the aggregate amount outstanding under such facility to exceed $60,000,000, (ii) leases for real or personal property in which the amounts of payments which the Hi/Lo or any Subsidiary is required to make on an annual basis exceeds $250,000,
(iii) agreement, contract, policy, license document, instrument, arrangement or commitment that limits in any material respect the freedom of Hi/Lo or any Subsidiary of Hi/Lo to compete in any line of business or with any person or in any geographical area or which would so limit the freedom of Hi/Lo or any Subsidiary of Hi/Lo after the Effective Time, (iv) agreement or contract outside of the ordinary course of business of Hi/Lo or any of Hi/Lo's Subsidiaries that involves performance of services or delivery of goods or materials by or to Hi/Lo or any of Hi/Lo's Subsidiaries of an amount or value in excess of $250,000
(v) joint venture or partnership agreements involving a sharing of profits, losses, costs, or liabilities by Hi/Lo or any of Hi/Lo's Subsidiaries with any person other than Hi/Lo and its Subsidiaries, (vi) power of attorney granted by Hi/Lo or any of Hi/Lo's Subsidiaries that is currently effective and outstanding, (vii) agreement or contract entered into other than in the ordinary course of business that contains or provides for an express undertaking by Hi/Lo or any of Hi/Lo's Subsidiaries to be responsible for consequential damages,
(viii) agreement or contract for capital expenditures in excess of $500,000,
(ix) a written warranty, guaranty, and/or other similar undertaking with respect to contractual performance extended by Hi/Lo or any of Hi/Lo's Subsidiaries other than in the ordinary course of business; or (x) which, after giving effect to the transactions contemplated by this Agreement, purports to restrict or bind Discount or any of its Subsidiaries other than the Surviving Corporation and its Subsidiaries in any respect. "Indebtedness" means any liability in respect of
(A) borrowed money, (B) capitalized lease obligations, (C) the deferred purchase price of property or services (other than trade payables in the ordinary course of business) and (D) guarantees of any of the foregoing. Except as disclosed in Hi/Lo's Disclosure Letter, neither Hi/Lo nor any of its Subsidiaries is in default (or would be in default with notice or lapse of time, or both) under any indenture, note, credit agreement, loan document, lease, contract, policy, license, document, instrument, arrangement or commitment, whether or not such default has been waived, which default, alone or in the aggregate with other such defaults, is reasonably likely to have a Material Adverse Effect on Hi/Lo.

     Section 3.19 Title to Assets; Liens. Hi/Lo owns or holds through valid leases, directly or through its Subsidiaries, all of its inventory, accounts receivable, property, equipment and other assets except where the failure to own or hold such property is not reasonably likely to have a Material Adverse Effect on Hi/Lo, and except as disclosed in Hi/Lo's SEC Reports filed prior to the date of this Agreement, such assets are free and clear of any mortgages, liens, charges, encumbrances, or title defects of any nature whatsoever, except for such mortgages, liens, charges, encumbrances or title defects which are not reasonably likely to adversely affect the value of such property as carried on Hi/Lo's financial statements contained in Hi/Lo's SEC Reports filed prior to the date of this Agreement and would not have a Material Adverse Effect on Hi/Lo. Hi/Lo and its Subsidiaries have valid and enforceable leases for the premises and the equipment, furniture and fixtures purported to be leased by them, except for leases, the failure of which to have or be enforceable, are not reasonably likely to have a Material Adverse Effect on Hi/Lo.

     Section 3.20 Insurance. Except as disclosed in Hi/Lo's Disclosure Letter, Hi/Lo and each of its Subsidiaries are insured, and during each of the past five calendar years have been insured with insurers whose current rating by A M Best is at least B+6 against such risks and in such amounts as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Except as disclosed in Hi/Lo's Disclosure Letter, the policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of the Hi/Lo and its Subsidiaries (copies of which have been made available to Discount) (i) provide coverage which Hi/Lo deems to be adequate coverage against loss, (ii) are sufficient for Hi/Lo and its Subsidiaries to be in compliance with all legal requirements applicable to Hi/Lo or any of its Subsidiaries and all agreements and contracts to which Hi/Lo or any of its Subsidiaries is a party or by which any of them are bound, except where such insufficiency is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo, (iii) will continue (absent affirmative action by Discount to cancel such policies) in full force and effect following consummation of the Merger and (iv) do not provide for any retrospective premium adjustment or other experienced-based liability on the part of Hi/Lo or any of Hi/Lo's Subsidiaries. Except as disclosed in Hi/Lo's Disclosure Letter, neither Hi/Lo nor any of its Subsidiaries has received written notice of cancellation or termination with respect to any material insurance policy of Hi/Lo or its Subsidiaries or will not be renewed or that the issuer of any material insurance policy is not willing or able to perform its obligations thereunder. The insurance policies of Hi/Lo and its Subsidiaries are valid and enforceable policies. Hi/Lo and Hi/Lo's Subsidiaries have paid all premiums due, and have otherwise performed all of their respective material obligations, under each material insurance policy and Hi/Lo and Hi/Lo's Subsidiaries have given notice to the respective insurer of all material claims that may be insured by any material insurance policy.

     Section 3.21 Intellectual Property. To Hi/Lo's knowledge, neither Hi/Lo nor any of its Subsidiaries utilizes or has utilized any patent, trademark, tradename, service mark, copyright, software, trade secret or know-how, except for those which are owned, possessed or lawfully used by Hi/Lo or its Subsidiaries in their operations, and, to the knowledge of Hi/Lo, neither Hi/Lo nor any of its Subsidiaries infringes upon or unlawfully or wrongfully uses any patent, trademark, tradename, service mark, copyright or trade secret owned or validly claimed by another, where such infringement or unlawful or wrongful use is reasonably likely to have a Material Adverse Effect on Hi/Lo.

     Section 3.22 Significant Vendor Arrangements. Except as set forth in a list which is included as part of Hi/Lo's Disclosure Letter, neither Hi/Lo nor any of its Subsidiaries is a party to any contract or arrangement with any supplier or vendor which represents a commitment in excess of $300,000. The list of such contracts and arrangements which is included as part of Hi/Lo's Disclosure Letter accurately identifies each such supplier or vendor and the significant terms concerning termination, term of the agreement, and the amount of up-front vendors' allowances that would need to be repaid upon early termination as of October 1, 1997.

                                   ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF DISCOUNT AND SUB

     Discount and Sub represent and warrant to Hi/Lo that:

     Section 4.1 Organization, Qualification, Etc. (a) Each of Discount and Sub is a corporation duly organized, validly existing and of active status or in good standing under the laws of its jurisdiction of organization and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is of active status or in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Discount. The copies of Discount's Restated Articles of Incorporation and by-laws and Sub's certificate of incorporation and by-laws which have been made available to Hi/Lo are complete and correct and in full force and effect on the date hereof. Neither Discount nor Sub is in violation of any of the provisions of its respective Articles or Certificate of Incorporation or Bylaws.

     (b) Discount does not own directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise, except for the Discount Subsidiaries. Discount is not subject to any corporate or contractual obligation or requirement to make any investment, loan or capital contribution to any corporation, partnership, joint venture or other entity or enterprise, except pursuant to this Agreement and to its Subsidiaries. Each of Discount's Corporate Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has the corporate power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Discount. All the outstanding shares of capital stock of, or other ownership interests in, Discount's Corporate Subsidiaries and Sub are validly issued, fully paid and non-assessable and are owned by Discount, directly or indirectly, free and clear of all liens, claims, charges or encumbrances, except for restrictions contained in credit agreements and similar instruments to which Discount is a party under which no event of default exists and no event has occurred which with the giving of notice or passage of time would constitute an event of default thereunder. There are no existing subscriptions, options, warrants, rights of first refusal, preemptive rights, calls, commitments, agreements or conversion rights of any character relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Corporate Subsidiary of Discount or Sub.

     Section 4.2 Capital Stock. (a) The authorized capital stock of Discount consists of 50,000,000 shares of common stock, par value $.01 per share ("Discount Common Stock"), and 5,000,000 shares of preferred stock, par value $.01 per share ("Discount Preferred Stock"). The shares of Discount Common Stock to be issued in the Merger or upon the exercise of Hi/Lo stock options, warrants, conversion rights or other rights or vesting or payment of other Hi/Lo equity-based awards thereafter will, when issued, be validly issued fully paid and non-assessable and have not been issued in violation of any preemptive or similar rights. As of September 30, 1997, 16,595,671 shares of Discount Common Stock and no shares of Discount Preferred Stock were issued and outstanding. All the outstanding shares of Discount Common Stock have been validly issued and are fully paid and non-assessable. As of September 30, 1997, there were no outstanding subscriptions, options, warrants, rights or other arrangements or commitments obligating Discount to issue any shares of its capital stock nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Discount, and Discount has no obligations of any kind to issue any additional securities other than: options and other rights to receive or acquire 1,196,739 shares of Discount Common Stock granted on or prior to September 30, 1997, pursuant to benefit plans, programs and arrangements and non-employee director plans.

     (b) Except for the issuance of shares of Discount Common Stock pursuant to the options and other rights referred to in this Section 4.2 and except as provided for in clause 5.1(b)(viii), since September 30, 1997, no shares of Discount Common Stock or Discount Preferred Stock have been issued.

     (c) Except as disclosed in the letter so designated and signed by Discount dated the date hereof and delivered to Hi/Lo ("Discount's Disclosure Letter"),
(i) the issuance and sale of all the outstanding shares of capital stock described in Section 4.2 have been in compliance with federal and state securities laws, (ii) there are no outstanding obligations of Discount or any of Discount's Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Discount and (iii) Discount has not agreed to register any Securities under the Securities Act or under any State Securities laws or granted registration rights to any person or entity.

     Section 4.3 Corporate Authority Relative to this Agreement; No Violation; No Conflict. Each of Discount and Sub has the corporate power and authority necessary to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Discount and Sub and, no other corporate proceedings on the part of Discount or Sub are necessary to authorize this Agreement and the transactions contemplated hereby. The Boards of Directors of Discount and Sub have (i) determined that the transactions contemplated by this Agreement are advisable and in the best interest of Discount and its stockholders and (ii) approved the Merger in accordance with Section 251 of the DGCL and the issuance of the shares of Discount Common Stock in the Merger. This Agreement has been duly and validly executed and delivered by Discount and Sub and, assuming this Agreement constitutes a valid and binding Agreement of the other parties hereto, this Agreement constitutes a valid and binding agreement of Discount and Sub, enforceable against each of them in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). Other than in connection with or in compliance with the provisions of the DGCL, the Florida Business Corporation Act, the Securities Act, the Exchange Act, the HSR Act, the securities or blue sky laws of the various states (collectively, the "Discount Required Approvals"), no authorization, consent or approval of, or filing by Discount or Sub with, any governmental body or authority or other person is necessary for the execution and delivery of this Agreement or for the consummation by Discount or Sub of the transactions contemplated by this Agreement except for consents from the parties listed in Section 4.3 of Discount's Disclosure Letter that Discount reasonably expects to obtain and except where the failure to obtain such authorizations, consents or approvals or make such filing is not reasonably likely to have a Material Adverse Effect on Discount. Except as disclosed in Discount's Disclosure Letter, neither the execution and delivery of this Agreement by Discount and Sub nor the consummation by Discount and Sub of the transactions contemplated by this Agreement will (a) result in a breach or violation of the organizational documents of Discount or Sub or of any of Discount's Subsidiaries, (b) result in a breach or violation of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default), under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate or modify, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Discount or Sub or any of Discount's Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease or other instrument or obligation to which Discount or Sub or any of its Discount's Subsidiaries is a party, (c) subject to the matters set forth in the preceding sentence violate any order, writ, injunction, decree, statute, rule or regulation applicable to Discount or Sub or any of Discount's Subsidiaries or any of their respective properties or assets, (d) give any governmental body the right to challenge the transaction contemplated by this Agreement or exercise any remedy or seek any relief under any laws to which Discount or any of its Subsidiaries, or their respective assets, are subject, or (e) give any governmental body the right to revoke, withdraw, suspend, cancel, terminate or modify any governmental authorization held by Discount or any of its Subsidiaries, except in the case of matters covered by (a), (b), (c), (d) or (e) that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Discount.

     Section 4.4 Reports and Financial Statements. (a) Discount has previously made available to Hi/Lo true and complete copies of: (i) Discount's Annual Reports on Form 10-K filed with the SEC for each of the fiscal years ended 1995 through 1997; (ii) Discount's Quarterly Reports on Form 10-Q filed with the SEC for the quarter ended September 2, 1997; (iii) each definitive proxy statement filed by Discount with the SEC since May 30, 1995; (iv) each final prospectus filed by Discount with the SEC since May 30, 1995; and (v) all Current Reports on Form 8-K filed by Discount with the SEC since the end of its last fiscal year.

     (b) Except as disclosed in Discount's Disclosure Letter, all of Discount's Annual Reports, Quarterly Reports, proxy statements and prospectuses filed with the SEC since May 30, 1995 (collectively, "Discount SEC Reports") at the time filed (and in the case of registration statements and proxy statements, on the dates of their effectiveness and the dates of mailing, respectively) (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Discount SEC Reports (including any related notes and schedules) fairly present the financial position of Discount and its consolidated Subsidiaries as of the dates thereof and the results of their operations and their cash flows for the periods or as of the dates then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto or in the case of unaudited statements, as permitted by Form 10-Q). Since May 30, 1995, Discount has timely filed all material reports, registration statements and other filings required to be filed by it with the SEC under the Exchange Act, the Securities Act and the rules and regulations of the SEC.

     Section 4.5 No Undisclosed Liabilities. As of the date hereof, neither Discount nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Discount except liabilities or obligations (a) reflected in any of the Discount SEC Reports filed prior to the date of this Agreement, (b) incurred in the ordinary course of business since the end of the Discount's last fiscal year, or (c) liabilities or obligations which are not, individually or in the aggregate, likely to have a Material Adverse Effect on Discount.

     Section 4.6 No Violation of Law. The businesses of Discount and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental body or authority or any judgment, decision or order entered by any governmental authority (provided that no representation or warranty is made in this Section 4.6 with respect to Environmental Laws) except
(a) as described in any of the Discount SEC Reports filed prior to the date of this Agreement and (b) for violations or possible violations which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Discount.

     Section 4.7 Environmental Laws and Regulations. Except as described in any of the Discount SEC Reports filed prior to the date of this Agreement, as of the date hereof, (a) Discount and each of its Subsidiaries is in compliance with all applicable Environmental Laws, except for non-compliance which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Discount, which compliance includes, but is not limited to, the possession by Discount and its Subsidiaries of material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (b) neither Discount nor any of its Subsidiaries has received written notice of, or, to the knowledge of Discount, is the subject of, any Environmental Claims which are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Discount; and (c) to the knowledge of Discount, there are no circumstances that are reasonably likely to prevent or interfere with such compliance in the future.

     Section 4.8 Employee Matters; ERISA. (a) Set forth on Discount's Disclosure Letter is a true and complete list of all material employee benefit plans maintained or contributed to as of the date hereof by Discount or any of its Subsidiaries covering their employees or directors or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), any deferred compensation bonuses, stock options, restricted stock plans, incentive compensation, severance or change in control agreements (collectively, the "Discount Benefit Plans").

     (b) Except for contributions and other payments that would not, individually or in the aggregate, have a Material Adverse Effect on Discount, all contributions and other payments required to be made by Discount or any of its Subsidiaries to or under any Discount Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the Discount SEC Reports.

     (c) Each of the Discount Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the "IRS") as to such qualified status.

     (d) Except as described in any of the Discount SEC Reports filed prior to the date of this Agreement, all Discount Benefit Plans are in compliance with all applicable provisions of ERISA and the Code, and Discount and its Subsidiaries do not have any liabilities or obligations with respect to any Discount Benefit Plan, whether or not accrued, contingent or otherwise, except
(i) as described in any of the Discount SEC Reports or disclosed in writing to Hi/Lo in Discount's Disclosure Letter and (ii) for instances of non-compliance or liabilities or obligations that would not individually or in the aggregate, have a Material Adverse Effect on Discount.

     (e) With respect to the Discount Benefit Plans, individually and in the aggregate, no event has occurred and, to Discount's knowledge, there does not now exist any condition or set of circumstances, that could subject Discount or any of its Subsidiaries to any material liability arising under ERISA or the Code (including, without limitation, any liability to any such plan or the PBGC), or under any indemnity agreement to which Discount or any of its Subsidiaries is a party, excluding (1) liability for benefit claims and funding obligations payable in the ordinary course and (2) liabilities that would not, individually or in the aggregate, have a Material Adverse Effect on Hi/Lo.

     (f) Except as disclosed in Discount's Disclosure Letter, none of the Discount Benefit Plans that are "welfare plans" within the meaning of Section 3(1) of ERISA provides for any retiree benefits other than continuation coverage required to be provided under Section 4980B of the Code or Part 6 of Title I of ERISA.

     (g) Except as disclosed in Discount's Disclosure Letter, the consummation or announcement of any transaction contemplated by this Agreement will not (either alone or upon the occurrence of any additional or further acts or events) result in any (A) payment (whether of severance pay or otherwise) becoming due from Discount or any of its Subsidiaries to any officer, employee, former employee or director thereof or to the trustee under any "rabbi trust" or similar arrangement, or (B) benefit under any Discount Benefit Plan being established or becoming accelerated, vested or payable. Except as disclosed in Discount's Disclosure Letter or as described in any of the Discount SEC Reports, neither Discount nor any of its Subsidiaries is a party to (A) any management, employment, deferred compensation, severance (including any payment, right or benefit resulting from a change in control), bonus or other contract for personal services with any current or former officer, director or employee (whether or not characterized as a plan for purposes of ERISA), (B) any material consulting contract with any person who prior to entering into such contract was a director or officer of Discount or any of its Subsidiaries, or (C) any plan, agreement, arrangement or understanding similar to any of the items described in clause (A) or (B) of this sentence.

     (h) The consummation or announcement of any transaction contemplated by this Agreement will not (either alone or upon the occurrence of any additional or further acts or events) result in the disqualification of any of the Discount Benefit Plans intended to be qualified under, result in a prohibited transaction or breach of fiduciary duty under, or otherwise violate, ERISA or the Code.

     (i) Neither Discount nor any of its Subsidiaries nor any of their directors, officers, employees or agents, nor any "party in interest" or "disqualified person," as such terms are defined in Section 3 of ERISA and
Section 4975 of the Code has, with respect to any Discount Benefit Plan, engaged in or been a party to any "prohibited transaction," as such term is defined in
Section 4975 of the Code or Section 406 of ERISA which is not otherwise exempt, which could result in the imposition of either a penalty assessed pursuant to
Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code or which could constitute a breach of fiduciary duty, in each case applicable to Discount and which could result in a Material Adverse Effect on Discount.

     (j) No Discount Benefit Plan subject to Section 412 of the Code has incurred any now existing "accumulated funding deficiency" (as defined in ERISA), whether or not waived. Neither Discount nor any of its Subsidiaries has incurred, and none of such entities reasonably expects to incur, any material liability to the PBGC with respect to any Discount Benefit Plan. Neither Discount nor any of its Subsidiaries is a party to, and neither has incurred or reasonably expects to incur, any withdrawal liability with respect to any "multiemployer plan" (as defined in Section 3(37) of ERISA) for which there is any outstanding liability.

     (k) Discount is in material compliance with the notice provisions and all other provisions of COBRA and the Health Insurance Portability and Accountability Act of 1996, except for instances of non-compliance that would not, individually or in the aggregate, have a Material Adverse Effect on Discount.

     Section 4.9 Absence of Certain Changes or Events. Except as disclosed in the Discount SEC Reports filed prior to the date of this Agreement or disclosed in Discount's Disclosure Letter, from June 3, 1997 to the date of this Agreement, the businesses of Discount and its Subsidiaries have been conducted in all material respects in the ordinary course and there has not been any event, occurrence, development or state of circumstances or facts that is reasonably likely to have a Material Adverse Effect on Discount.

     Section 4.10 Investigations; Litigation. As of the date of this Agreement, except as described in any of the Discount SEC Reports filed prior to the date of this Agreement or disclosed in Discount's Disclosure Letter:

          (a) no investigation or review by any governmental body or authority with respect to Discount or any of its Subsidiaries which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Discount is pending nor has any governmental body or authority notified Discount in writing of an intention to conduct the same; and

          (b) there are no actions, suits or proceedings pending (or, to Discount's knowledge, threatened) against or affecting Discount or its Subsidiaries, or any of their respective properties at law or in equity, or before any federal, state, local or foreign governmental body or authority which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Discount.

     Section 4.11 Proxy Statement/Prospectus; Registration Statement; Other Information. None of the information included in the Proxy Statement/Prospectus or the Registration Statement will, in the case of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus or any amendments or supplements thereto, and at the time of the Hi/Lo Meeting or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Discount with respect to information supplied in writing by Hi/Lo or any affiliate of Hi/Lo specifically for inclusion in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, Exchange Act and the rules and regulations promulgated thereunder.

     Section 4.12 Lack of Ownership of Hi/Lo Common Stock. Neither Discount nor any of its Subsidiaries owns any shares of Hi/Lo Common Stock or other securities convertible into shares of Hi/Lo Common Stock.

     Section 4.13 Tax Matters. (a) Except for matters that are not reasonably likely to have a Material Adverse Effect on the Discount or as previously disclosed in writing to Hi/Lo in Discount's Disclosure Letter: (i) all returns and reports of or with respect to any federal, state or other Tax which are required to be filed on or before the Closing Date by or with respect to the Discount or any of its Subsidiaries ("Discount Tax Returns") have been or will be duly and timely filed and reflect all tax liabilities of Discount and its Subsidiaries required to be shown thereon; (ii) all Taxes which are shown to be due on such Discount Tax Returns have been or will be timely paid in full; (iii) all withholding tax requirements imposed on or with respect to the Discount or any of its Subsidiaries have been satisfied in full in all respects; (iv) no assessment, deficiency or adjustment has been asserted or assessed with respect to any Discount Tax Return; (v) neither Discount nor any of its Subsidiaries has any liabilities for any Taxes in excess of amounts paid or reserves established therefor; and (vi) there is not in force any extension of time with respect to the due date for the filing of any Tax Return or any waiver or agreement for any extension of time for the assessment or payment of any tax due with respect to the period covered by any Discount Tax Return and no requests for such waivers or agreements are pending. Except as disclosed in writing to Hi/Lo in Discount's Disclosure Letter, neither

Discount nor any of its Subsidiaries is the subject of any currently ongoing federal income tax audit. With respect to any taxable period ended prior to June, 1986, all federal income Discount Tax Returns have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations.

     Neither Discount nor any of its Subsidiaries is obligated by any contract, agreement or other arrangement to indemnify any other person with respect to any material Taxes.

     (b) Neither Discount nor any of its Subsidiaries knows of any fact or has taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     Section 4.14 Opinion of Financial Advisor. The Board of Directors of Discount has received the opinion of Smith Barney Inc., dated the date of this Agreement to the effect that, as of such date, the Exchange Ratio is fair to Discount from a financial point of view. A copy of the written opinion of Smith Barney Inc. will be delivered to Hi/Lo as soon as practicable after the date of this Agreement.

     Section 4.15 Sub's Operations. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

     Section 4.16 Labor Matters. As of the date of this Agreement, no labor organization or group of employees of Discount or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or to the knowledge of Discount threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority except for demands, proceedings or petitions which are not reasonably likely to have a Material Adverse Effect on Discount. As of the date of this Agreement, there are no strikes, work stoppages, lockouts, material arbitrations or material grievances, or other material labor disputes pending or to the knowledge of Discount threatened against or involving Discount or any of its Subsidiaries except such as are not reasonably likely to have a Material Adverse Effect on Discount. None of Discount or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization.

     Section 4.17 Certain Agreements. Except as disclosed in Discount's Disclosure Letter or in Discount's SEC Reports filed prior to the date of this Agreement, neither Discount nor any of its Subsidiaries is a party or subject to any oral or written agreement, contract, policy, license, document, instrument, arrangement or commitment relating to or constituting (i) Indebtedness (as defined below) in an amount exceeding $5,000,000 other than pursuant to additional draws up to the limits existing as of the date of this Agreement (including the increases in such limit expressly contemplated in such agreement) under Discount's revolving credit facility with a syndicate lead by SunTrust Bank, Central Florida, National Association, (ii) leases for real or personal property in which the amounts of payments which the Discount or any Subsidiary is required to make on an annual basis exceeds $1,000,000, (iii) agreement, contract, policy, license document, instrument, arrangement or commitment that limits in any material respect the freedom of Discount or any Subsidiary of Discount to compete in any line of business or with any person or in any geographical area or which would so limit the freedom of Discount or any Subsidiary of Discount after the Effective Time, or (iv) agreement or contract outside of the ordinary course of business of Discount or any of Discount's Subsidiaries that involves performance of services or delivery of goods or materials by or to Discount or any of Discount's Subsidiaries of an amount or value in excess of $1,000,000 (v) joint venture or partnership agreements involving a sharing of profits, losses, costs, or liabilities by Discount or any of Discount's Subsidiaries with any person other than Discount and its Subsidiaries, (vi) a written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by Discount or any of Discount's Subsidiaries other than in the ordinary course of business except for such warranties, guaranties and other similar undertakings as are not reasonably likely to have a Material Adverse Effect on Discount; or (vii) which, after giving effect to the transactions contemplated by this Agreement, purports to restrict or bind Hi/Lo or any of its Subsidiaries other than the Surviving Corporation and its Subsidiaries in any respect. "Indebtedness" means any liability in respect of (A) borrowed money, (B) capitalized lease obligations,
(C) the deferred purchase price of property or services (other than trade payables in the ordinary course of business) and (D) guarantees of any of the foregoing. Neither Discount nor any of its Subsidiaries is in default (or would be in default with notice or lapse of time, or both) under any indenture, note, credit agreement, loan document, lease, contract, policy, license, document, instrument, arrangement or commitment, whether or not such default has been waived, which default, alone or in the aggregate with other such defaults, is reasonably likely to have a Material Adverse Effect on Discount.

     Section 4.18 Title to Assets; Liens. Discount owns or holds through valid leases all of its inventory, accounts receivable, property, equipment and other assets except where the failure to own or hold such property is not reasonably likely to have a Material Adverse Effect on Discount, and except as disclosed in Discount's SEC Reports filed prior to the date of this Agreement, such assets are free and clear of any mortgages, liens, charges, encumbrances, or title defects of any nature whatsoever, except for such mortgages, liens, charges, encumbrances or title defects which are not reasonably likely to adversely affect the value of such property as carried on Discount's financial statements contained in Discount's SEC Reports filed prior to the date of this Agreement and would not have a Material Adverse Effect on Discount. Discount and its Subsidiaries have valid and enforceable leases for the premises and the equipment, furniture and fixtures purported to be leased by them, except for leases, the failure of which to have or be enforceable, are not reasonably likely to have a Material Adverse Effect on Discount.

     Section 4.19 Insurance. Discount and each of its Subsidiaries are insured, and during each of the past five calendar years have been insured with insurers whose current A M Best rating on the date such policies were issued is at least B+6 against such risks and in such amounts as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of the Discount and its Subsidiaries (copies of which have been made available to Hi/Lo) provide coverage which Discount deems to be adequate coverage against loss. Except as disclosed in Discount's Disclosure Letter, neither Discount nor any of its Subsidiaries has received written notice of cancellation or termination with respect to any material insurance policy of Discount or its Subsidiaries or will not be renewed or that the issuer of any material insurance policy is not willing or able to perform its obligations thereunder. The insurance policies of Discount and its Subsidiaries are valid and enforceable policies. Discount and Discount's Subsidiaries have paid all premiums due, and have otherwise performed all of their respective material obligations, under each material insurance policy and Discount and Discount's Subsidiaries have given notice to the respective insurer of all material claims that may be insured by any material insurance policy.

     Section 4.20 Intellectual Property. To Discount's knowledge, neither Discount nor any of its Subsidiaries utilizes or has utilized any patent, trademark, tradename, service mark, copyright, software, trade secret or know-how, except for those which are owned, possessed or lawfully used by Discount or its Subsidiaries in their operations, and, to the knowledge of Discount, neither Discount nor any of its Subsidiaries infringes upon or unlawfully or wrongfully uses any patent, trademark, tradename, service mark, copyright or trade secret owned or validly claimed by another, where such infringement or unlawful or wrongful use is reasonably likely to have in a Material Adverse Effect on Discount.

                                   ARTICLE V

                            COVENANTS AND AGREEMENTS

     It is further agreed as follows:

     Section 5.1 Conduct of Business by Hi/Lo or Discount. Prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the "Termination Date"), and except as may be agreed to by the other parties hereto or as may be permitted pursuant to this
Agreement:

        (a) Hi/Lo:

             (i) shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects according to their ordinary and usual course of business in substantially the same manner as heretofore conducted;

             (ii) all use its reasonable best efforts, and cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact its business organization in all material respects, keep available the services of its executive officers and key employees as a group, subject to changes in the ordinary course, and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

             (iii) shall confer at such times as Discount may reasonably request with one or more representatives of Discount to report material operational matters and the general status of ongoing operations (in each case to the extent Discount reasonably requires such information) and to consult with Discount regarding material operational decisions;

             (iv) shall promptly notify Discount of any emergency or other change in the normal course of its or its Subsidiaries' respective businesses or in the operation of its or its Subsidiaries' respective properties and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any governmental body or authority if such emergency, change, complaint, investigation or hearing is reasonably likely to have a Material Adverse Effect on Hi/Lo;

             (v) shall not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of stock;

             (vi) shall not, and shall not permit any of its Subsidiaries to, except as contemplated by Section 5.5 or 5.14 hereof or as may be required by applicable law, enter into or amend any employment, severance or similar agreements or arrangements with any of their respective directors or executive officers;

             (vii) shall not (subject to the provisions of Section 5.8), and shall not permit any of its Subsidiaries to, authorize, or announce an intention to authorize, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights, in each case, not in the ordinary course of business;

             (viii) except pursuant to the Merger as provided for in Section 1.5, shall not propose or adopt any amendments to its corporate charter or by-laws;

             (ix) shall not, and shall not permit any of its Subsidiaries to, issue any shares of their capital stock, except upon exercise of rights or options issued pursuant to existing employee plans, programs or arrangements and non-employee director plans;

             (x) shall not, and shall not permit any of its Subsidiaries to, grant, confer or award any options, warrants, conversion rights or other rights, not existing on the date hereof, to acquire any shares of its capital stock;

             (xi) shall not, and shall not permit any of its Subsidiaries to, purchase or redeem or offer to purchase or redeem any shares of its stock or any securities convertible into or exchangeable for shares of stock, except for the purchase of Reddi Brake Promissory Note, deemed repurchase of options in accordance with Section 2.3 of this Agreement, or purchases, redemptions and offers to purchase in the ordinary course of business in connection with employee incentive and benefit plans, programs or arrangements in existence on the date hereof;

             (xii) shall not, and shall not permit any of its Subsidiaries to, except as contemplated by this Agreement or as may be required by applicable law, (w) amend in any material respect the terms of their respective employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements in existence on the date hereof, (x) enter into or amend any employment or consulting agreement,
        (y) adopt or enter into any new employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements or increase the base salary of any person who is a party to a Change of Control Employment Agreement or (z) make any payments under any Hi/Lo Benefit Plan to any director, employee, independent contractor or consultant (except in the ordinary course of business) and in amounts and in a manner consistent with past practice or as otherwise required by law or the provisions of such Hi/Lo Benefit Plan;

             (xiii) shall not, and shall not permit any of its Subsidiaries to, enter into any material loan agreement or incur any indebtedness in excess of an aggregate of $500,000 other than pursuant to additional draws resulting in not in excess of an aggregate amount outstanding of $60,000,000 under the Hi/Lo's credit facility with the CIT Group or amend Hi/Lo's credit facility with the CIT Group to increase the amount that may be borrowed thereunder;

             (xiv) shall not, and shall not permit any of its Subsidiaries to make any material Tax election or settle or compromise any material Tax liability;

             (xv) shall not adjust, split, combine or reclassify its capital stock;

             (xvi) shall not enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

             (xvii) shall not, and shall not permit any of its Subsidiaries to, create any new subsidiaries;

             (xviii) except as required by this Agreement, shall not take any action which could reasonably be expected to adversely affect or delay the ability of any of the parties hereto to obtain any approval of any governmental or regulatory body required to consummate the transactions contemplated hereby;

             (xix) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any material property or assets other than in the ordinary course of business;

             (xx) shall not enter into any financial derivative contracts;

             (xxi) shall not change in any material respect its accounting policies, methods or procedures except as required by GAAP;

             (xxii) except as may be required by this Agreement or applicable law, shall not do any act or omit to do any act which would cause a breach of any contract, commitment or obligation if the result is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Hi/Lo;

             (xxiii) shall not take any action that would prevent or impede the Merger from qualifying as a tax-free reorganization under Section 368 of the Code;

             (xxiv) shall not, other than pursuant to this Agreement, take any action to cause the shares of the Hi/Lo Common Stock to cease to be quoted on any of the stock exchanges on which such shares are now quoted;

             (xxv) shall continue to provide training for employees of Hi/Lo and its Subsidiaries commensurate with the training provided by Hi/Lo and its Subsidiaries over the past twelve months;

             (xxvi) subject to the limitations contained in this Agreement, shall continue the level of recruiting activity and process employed by Hi/Lo and its Subsidiaries over the past twelve months; and

             (xxvii) shall not, and shall not permit any of its Subsidiaries to, agree in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty contained in Article III hereof (except for representations and warranties made as of a specified date) untrue and incorrect in any material respect as of the Effective Time.

     (b) Discount:

             (i) shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects according to their ordinary and usual course of business in substantially the same manner as heretofore conducted;

             (ii) shall use its reasonable best efforts, and cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact its business organization in all material respects, keep available the services of its executive officers and key employees as a group, subject to changes in the ordinary course, and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

             (iii) shall confer at such times as Hi/Lo may reasonably request with one or more representatives of Hi/Lo to report material operational matters and the general status of ongoing operations (to the extent Hi/Lo reasonably requires such information);

             (iv) shall promptly notify Hi/Lo of any emergency or other change in the normal course of its or its Subsidiaries' respective businesses or in the operation of its or its Subsidiaries' respective properties and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any governmental body or authority if such emergency, change, complaint, investigation or hearing is reasonably expected to have a Material Adverse Effect on Discount;

             (v) shall not, and shall not (except for dividends to Discount in the ordinary course of business consistent with past practice) permit any of its Corporate Subsidiaries that is not wholly owned, to declare or pay any dividends on or make any distribution with respect to their outstanding shares of capital stock or effect a stock split, reclassification, combination or change in the Discount Common Stock or purchase, redeem or offer to purchase or redeem any of its capital stock or any security convertible into or exchangeable for its capital stock;

             (vi) shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, in each case, not in the ordinary course of business and which is reasonably likely to have a Material Adverse Effect on Discount or materially and adversely affect the transactions contemplated by this Agreement;

             (vii) shall not propose or adopt any amendments to its corporate charter or by-laws;

             (viii) shall not, and shall not permit any of its Subsidiaries to, issue any shares of their capital stock or securities convertible into or exchangeable for their capital stock, except upon exercise of rights or options issued pursuant to existing employee plans, programs or arrangements and non-employee director plans outstanding on September 30, 1997 (except as contemplated herein);

             (ix) shall not, and shall not permit any of its Subsidiaries to, grant, confer or award any options, warrants, conversion rights or other rights, not existing on the date hereof, to acquire any shares of its capital stock, except pursuant to employee incentive or benefit plans, programs or arrangements and non-employee director plans in existence on the date hereof in the ordinary course of business and consistent with past practice covering not in excess of 500,000 shares of Discount Common Stock;

             (x) shall not do any act or omit to do any act which would cause a breach of any contract, commitment or obligation if the result is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Discount;

             (xi) shall not and shall not permit any Subsidiary to take any action that would prevent or impede the Merger from qualifying as a tax-free reorganization under Section 368 of the Code;

             (xii) shall not take any action which could reasonably be expected to adversely affect or delay the ability of any of the parties hereto to obtain any approval of any governmental or regulatory body required to consummate the transactions contemplated hereby;

             (xiii) shall not take any action to cause the shares of the Discount Common Stock to cease to be quoted on any of the stock exchanges on which such shares not now quoted; and

             (xiv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty contained in Article IV hereof (except for representations and warranties made as of a specified date) untrue and incorrect in any material respect as of the Effective Time.

     Section 5.2 Investigation. Each of Hi/Lo and Discount shall afford to one another and to one another's officers, employees, accountants, counsel and other authorized representatives full and complete access during normal business hours, throughout the period prior to the earlier of the Effective Time or the date of termination of this Agreement, to its and its Subsidiaries' facilities, properties, contracts, commitments, books, and records (including but not limited to tax returns) and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and shall use their reasonable best efforts to cause their respective representatives to furnish promptly to one another such additional financial and operating data and other information as to its and its Subsidiaries' respective businesses and properties as the other or its duly authorized representatives may from time to time reasonably request; provided, that nothing herein shall require either Hi/Lo or Discount or any of their respective Subsidiaries to disclose any information to the other that would cause a violation of any contractual confidentiality obligation. The parties hereby agree that each of them will treat any such information in accordance with the Confidentiality Agreement, dated as of July 22, 1997, between Hi/Lo and Discount (the "Hi/Lo Confidentiality Agreement") and the Confidentiality Agreement, dated as of September 30, 1997 between Discount and Hi/Lo (the "Discount Confidentiality Agreement"), as the case may be. Notwithstanding any provision of this Agreement to the contrary, no party shall be obligated to make any disclosure in violation of applicable laws or regulations.

     Section 5.3 Cooperation. (a) Hi/Lo and Discount shall together, or pursuant to an allocation of responsibility to be agreed upon between them:

          (i) prepare and file with the SEC as soon as is reasonably practicable the Proxy Statement/Prospectus and a registration statement on Form S-4 under the Securities Act with respect to the Discount Common Stock issuable in the Merger (the "Registration Statement"), and shall use their reasonable best efforts to have the Proxy Statement/Prospectus cleared by the SEC under the Exchange Act and the Registration Statement declared effective by the SEC under the Securities Act;

          (ii) as soon as is reasonably practicable take all such action as may be required under state blue sky or securities laws in connection with the transactions contemplated by this Agreement;

          (iii) promptly prepare and file with the NYSE listing applications covering the shares of Discount Common Stock issuable in the Merger or upon exercise of Hi/Lo stock options, and use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Common Stock, subject only to official notice of issuance;

          (iv) cooperate with one another in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated herein; and

          (v) cooperate with one another in obtaining opinions of Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, P.A. ("TKS"), counsel to Discount, and Vinson & Elkins L.L.P., counsel to Hi/Lo, dated as of the Effective Time, to the effect that the Merger qualifies as a reorganization under the provisions of Section 368(a) of the Code. In connection therewith, each of Hi/Lo and Discount shall deliver to TKS and Vinson & Elkins L.L.P. customary representation letters, and Hi/Lo shall use its reasonable best efforts to obtain customary representation letters from appropriate stockholders and shall deliver any such letters obtained to TKS and Vinson & Elkins L.L.P.

     (b) Subject to the limitations contained in Section 6.2, Hi/Lo and Discount shall each furnish to one another and to one another's counsel all such information as may be reasonably required in order to effect the foregoing actions.

     Section 5.4 Affiliate Agreements. Hi/Lo shall, prior to the Effective Time, deliver to Discount a list (reasonably satisfactory to counsel for Discount), setting forth the names and addresses of each officer and director who is, at the time of the Hi/Lo Meeting, in Hi/Lo's reasonable judgment, an "affiliate" of Hi/Lo for purposes of Rule 145 under the Securities Act. Hi/Lo shall furnish such information and documents as Discount may reasonably request for the purpose of reviewing such list. Hi/Lo shall use its reasonable best efforts to cause each person who is identified as an "affiliate" in the list furnished pursuant to this Section 5.4 to execute a written agreement on or prior to the Effective Time, in substantially the form of Exhibit 5.4 hereto.

     Section 5.5 Employee Benefit Plans. (a) Simultaneously with the Merger, Discount shall assume each Change of Control Employment Agreement then in effect and all of Hi/Lo's rights and obligations under each such agreement.

     (b) Discount shall take all actions necessary or appropriate to permit each individual who is employed by Hi/Lo or any of its Subsidiaries as of the Closing Date (a "Hi/Lo Employee") to either, at the sole election of Discount, (i) continue to participate from and after the Closing Date in the employee benefit plans and programs maintained by Hi/Lo immediately prior to the Closing Date other than the 1990 Stock Option Plan and the 1991 Associate Stock Purchase Plan or (ii) permit the Hi/Lo Employees to immediately thereafter participate in the employee benefit plans or programs maintained by Discount or any of its Subsidiaries for their employees generally (the "Discount Plans") other than Discount's stock option plans or any employee stock purchase plan meeting the requirements of Section 423 of the Code; provided, however, that, if Hi/Lo's group health plan is terminated or discontinued, Discount shall permit each Hi/Lo Employee and his or her eligible dependents (including, without limitation, all such Hi/Lo Employee's dependents covered by Hi/Lo's group health plan as of the time such coverage ceases) to be covered under a Discount Plan that (i) provides medical and dental benefits to the Hi/Lo Employee and such eligible dependents effective immediately upon the cessation of coverage of such individuals under Hi/Lo's group health plan, (ii) credits such Hi/Lo Employee, for the year during which such coverage under such Discount Plan begins, with any deductibles and co-payments already incurred during such year under Hi/Lo's group health plan, and (iii) waives any preexisting condition restrictions to the extent necessary to provide immediate coverage. Discount, the Surviving Corporation, their respective Subsidiaries, and the Discount Plans shall recognize each Hi/Lo Employee's years of service and level of seniority with Hi/Lo and its Subsidiaries for purposes of terms of employment and eligibility, vesting and benefit determination under the Discount Plans. The provisions of this Section 5.5(b) shall be applicable only during an employee's employment with Hi/Lo, Discount or one of their Subsidiaries and shall not constitute an agreement to employ or continue the employment of any person.

     Section 5.6 Filings; Other Action. Subject to the terms and conditions herein provided, Hi/Lo and Discount shall (a) promptly, and in any event with 20 business days after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act, (b) use reasonable efforts to cooperate with one another in (i) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from any third party, governmental or regulatory bodies or authorities of federal, state and local jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby and (ii) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, and (c) use reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including, without limitation, taking all such further action as reasonably may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice, state antitrust enforcement authorities or any other person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby.

     Section 5.7 Further Assurances. Each of the Parties shall use its reasonable best efforts to take all action and to do all things necessary, proper or advisable to consummate the Merger and the transactions contemplated by this Agreement (including, without limitation, using its reasonable efforts to cause the conditions set forth in Article VI for which they are responsible to be satisfied as soon as reasonably practicable and to prepare, execute and deliver such further instruments and take or cause to be taken such other and further action as any other party hereto shall reasonably request).

     Section 5.8 No Solicitation. From the date hereof until the termination of this Agreement, Hi/Lo will not, and shall not authorize or permit, any of its officers, directors, employees, attorneys, financial advisors, agents or other representatives or those of any of its Subsidiaries ("Hi/Lo's Representatives") to, directly or indirectly, (a) solicit, initiate or knowingly encourage any Takeover Proposal (as hereinafter defined), including without limitation by disclosure of non-public information, or (b) engage in discussions or negotiations relating to or accept any Takeover Proposal; provided, however, that nothing contained in this Section 5.8 shall prohibit Hi/Lo and its Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Exchange Act, or (ii) at any time prior to the time Hi/Lo's stockholders shall have voted to approve the Merger, engaging in discussions or negotiations with, and furnishing information (including non-public information) concerning Hi/Lo and its Subsidiaries, businesses, properties or assets to, any third party which makes a Takeover Proposal (without any solicitation or initiation or knowing encouragement, directly or indirectly, by Hi/Lo or any of Hi/Lo's Representatives after the date of this Agreement) if the Board of Directors of Hi/Lo concludes in good faith based upon advice of its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action is reasonably likely to violate their obligations of such Board to Hi/Lo or to Hi/Lo's stockholders under applicable law, or (iii) provided this Agreement is terminated pursuant to Section 7.1(e), accepting a Superior Proposal. Prior to furnishing information to or entering into discussions or negotiations with any person, Hi/Lo shall receive from such person or entity an executed confidentiality agreement in reasonably customary form on terms not in the aggregate materially more favorable to such person or entity than the terms contained in the Hi/Lo Confidentiality Agreement (as defined in Section 5.2 hereof). Hi/Lo shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any person conducted heretofore by Hi/Lo or any Hi/Lo Representative with respect to any Takeover Proposal existing on the date hereof. Hi/Lo agrees not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who may reasonably be considered likely to make, or who was given access in order to consider making, a Takeover Proposal, unless its Board of Directors shall conclude in good faith based upon advice of outside counsel that failure to take such action is reasonably likely to violate their obligations to Hi/Lo or Hi/Lo's Stockholders under applicable law. Hi/Lo shall notify Discount orally and in writing of any such Takeover Proposal received (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it), within 24 hours of the receipt thereof, and shall keep Discount informed of the general status and any material changes in the terms and conditions of such Proposal. Hi/Lo agrees to promptly provide to Discount any information concerning Hi/Lo, its Subsidiaries, business, properties or assets furnished to any third party which makes a Takeover Proposal and which has not previously been provided to Discount. As used in this Agreement, (i) "Takeover Proposal" shall mean any written proposal or offer, in each case made prior to the stockholder vote at the Hi/Lo Meeting, other than a proposal or offer by Discount or any of its Subsidiaries, for a recapitalization, merger, consolidation or other business combination involving, or any purchase of, all or substantially all of the assets or more than 50% of the voting securities of, Hi/Lo, and (ii) "Superior Proposal" shall mean a bona fide Takeover Proposal made by a third party on terms that a majority of the members of the Board of Directors of Hi/Lo determines in their good faith reasonable judgment is more favorable to Hi/Lo and to its stockholders than the transactions contemplated hereby.

     Section 5.9 Public Announcements. Hi/Lo and Discount will consult with each other before issuing any press release relating to this Agreement or the transactions contemplated herein and shall not issue any such press release prior to such consultation except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange.

     Section 5.10 Indemnification and Insurance. (a) Discount and Sub agree that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "Indemnified Parties") of Hi/Lo as provided in its charter or by-laws or in any agreement shall survive the Merger and shall continue in full force and effect in accordance with their terms. For six years from the Effective Time, Discount shall indemnify the Indemnified Parties to the same extent as such Indemnified Parties are entitled to indemnification pursuant to the preceding sentence.

     (b) For six years from the Effective Time, Discount shall, maintain in effect Hi/Lo's current directors' and officers' liability insurance covering those persons who are currently covered by Hi/Lo's directors' and officers' liability insurance policies and shall purchase such policy on or prior to the Closing Date; provided, however, that in no event shall Discount be required to expend in the aggregate an amount in excess of 200% of the annual premiums currently paid by Hi/Lo for such insurance, and, provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, Discount shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     Section 5.11 Additional Reports. Hi/Lo and Discount shall each furnish to the other copies of any reports of the type referred to in Sections 3.4 and 4.4 which it files with the SEC on or after the date hereof, and Hi/Lo and Discount, as the case may be, represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of Hi/Lo and its consolidated Subsidiaries or Discount and its consolidated Subsidiaries, as the case may be, as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the date then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

     Section 5.12 Stockholder Approval. Subject to the terms and conditions contained herein and the prior termination of this Agreement pursuant to Section 7.1, this Agreement shall be submitted for approval to the holders of shares of Hi/Lo Common Stock at the Hi/Lo Meeting. Hi/Lo and Discount shall coordinate and cooperate with respect to the timing of such meeting and shall endeavor to hold such meeting as soon as practicable after the date hereof.

     Section 5.13 Purchase Accounting. Hi/Lo, Discount and Sub will each use its reasonable best efforts to cause the transactions contemplated by this Agreement to be accounted for as a purchase in accordance with GAAP, and such accounting treatment to be accepted by Discount's independent certified public accountants, by the NYSE and by the SEC, respectively, and each of Hi/Lo, Discount and Sub agrees that it will take no action that would cause such accounting treatment not to be obtained.

     Section 5.14 Amendments to Change of Control Agreements. Hi/Lo has secured a commitment to amend from each employee who is a party to a Change of Control Employment Agreement and shall cause to be amended each Change of Control Employment Agreement to provide that it shall be a condition to the receipt of any lump sum payment payable thereunder that the employee execute and deliver to Hi/Lo a general release by the employee of all claims against Hi/Lo, its predecessors, parents, subsidiaries, divisions, related or affiliated companies, officers, directors, stockholders, members, employees, heirs, successors, assigns, representatives, agents and counsel, including without limitation a release of (i) any and all claims arising out of or relating to the employee's employment by or service with Hi/Lo and its Subsidiaries and the employee's termination of employment, (ii) any and all claims of discrimination, including but not limited to claims of discrimination on the basis of sex, race, age, national origin, marital status, religion or handicap, including, specifically, but without limiting the generality of the foregoing, any claims under the Age Discrimination in Employment Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, and the Americans with Disabilities Act, and (iii) any and all claims of wrongful or unjust discharge or breach of any contract or promise, express or implied, provided that such release shall not release claims of such person under the Change of Control Agreements or pursuant to any indemnification rights or under any directors and officers insurance policies.

     Section 5.15 Notifications. (a) Between the date of this Agreement and the Closing Date, Hi/Lo will promptly notify Discount in writing if Hi/Lo becomes aware that any of Hi/Lo's representations and warranties were materially untrue as of the date of this Agreement or if Hi/Lo shall become aware of any fact or condition that causes any of Hi/Lo's representations or warranties to be materially untrue as of such date as if made on and as of such date (except for representations and warranties made as of a specified date, which need be true only as of such specified date). During the same period, Hi/Lo will promptly notify Discount of the occurrence of any material breach of any covenant of Hi/Lo in this Article V or of the occurrence of any event that may make the satisfaction of the conditions in Article VI impossible or unlikely.

     (b) Between the date of this Agreement and the Closing Date, Discount will promptly notify Hi/Lo in writing if Discount becomes aware that any of Discount's representations and warranties were materially untrue as of the date of this Agreement or if Discount shall become aware of any fact or condition that causes any of Discount's representations or warranties to be materially untrue as of such date as if made on and as of such date (except for representations and warranties made as of a specified date, which need be true only as of such specified date). During the same period, Discount will promptly notify Hi/Lo of the occurrence of any material breach of any covenant of Discount in this Article V or of the occurrence of any event that may make the satisfaction of the conditions in Article VI impossible or unlikely.

     Section 5.16 Indemnifications. Neither Discount nor any of its Subsidiaries or any of their respective officers, directors or employees shall be liable to Hi/Lo or any of its Subsidiaries for any losses, claims, damages or liabilities suffered as a result of any actions taken or any omission to take action by Hi/Lo at the request of Discount or its affiliates provided such request is not made with willful intent to cause harm to Hi/Lo or its Subsidiaries. Hi/Lo agrees to indemnify and hold harmless Discount, its subsidiaries and their respective officers, directors and employees against any losses, claims, damages or liabilities to which they may become subject to third parties insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of any action or failure to act in connection with the operation of Hi/Lo or its Subsidiaries after the date of this Agreement and prior to the earlier of the Termination of this Agreement or the Closing Date hereunder taken or not taken as the case may be, at the request of Discount; provided, however, that Hi/Lo shall not be liable in any such case to the extent such loss, claim, damage or liability arises out of requests by Discount made with willful intent to cause harm to Hi/Lo or its Subsidiaries.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     Section 6.1  Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) The holders of issued and outstanding shares of Hi/Lo Common Stock shall have duly approved the Merger in the manner required by applicable law.

          (b) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority which prohibits the consummation of the Merger substantially on the terms contemplated hereby. In the event any order, decree or injunction shall have been issued, each party shall use its reasonable efforts to remove any such order, decree or injunction.

          (c) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued and remain in effect.

          (d) Any applicable waiting period under the HSR Act shall have expired or been terminated and any other Hi/Lo Required Approvals and Discount Required Approvals shall have been obtained, except where the failure to obtain such other Hi/Lo Required Approvals and Discount Required Approvals would not have a Material Adverse Effect on Hi/Lo or Discount, as the case may be.

          (e) Each of Hi/Lo and Discount shall have received an opinion of its tax counsel, Vinson & Elkins L.L.P., and TKS respectively, in form and substance reasonably satisfactory to it, and dated within five days of the date of the Proxy Statement/Prospectus, to the effect that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that none of Hi/Lo, its stockholders, Discount and Sub shall recognize gain or loss for federal income tax purposes as a result of the Merger (other than, with respect to any cash paid in lieu of fractional shares of Discount Common Stock). In rendering such opinions, Vinson & Elkins L.L.P. and TKS may rely upon representations of officers of Hi/Lo and Discount and stockholders of Hi/Lo.

     Section 6.2 Conditions to Obligations of Hi/Lo to Effect the Merger. The obligation of Hi/Lo to effect the Merger is further subject to the conditions that (a) the representations and warranties of Discount contained herein shall be true and correct in all respects as of the Effective Time with the same effect as though made as of the Effective Time except (i) for changes contemplated by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, (iii) where any such failure of the representation or warranty to be true and correct in all respects would not have a Material Adverse Effect on Discount, and (b) the shares of Discount Common Stock issuable in the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance; (c) Discount shall have performed in all material respects all obligations and covenants required by this Agreement to be performed or complied with by it prior to the Effective Time; (d) Discount shall have delivered to Hi/Lo a certificate, dated the Effective Time and signed by its Chief Executive Officer or a Vice President, certifying to the effects in clause (c) and (d).

     Section 6.3  Conditions to Obligations of Discount to Effect the
Merger. The obligation of Discount to effect the Merger is further subject to the conditions that (a) the representations and warranties of Hi/Lo contained herein shall be true and correct in all respects as of the Effective Time with the same effect as though made as of the Effective Time except (i) for changes contemplated by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and (iii) where any such failure of the representation or warranty to be true and correct in all respects would not have a Material Adverse Effect on Hi/Lo; (b) Hi/Lo shall have performed in all material respects all obligations and covenants required by this Agreement to be performed or complied with by it prior to the Effective Time; and (c) Hi/Lo shall have delivered to Discount a certificate, dated the Effective Time and signed by its Chief Executive Officer or a Vice President, certifying to both such effects. In the event that Discount shall so request to Hi/Lo in writing at any time prior to the mailing of the Proxy Statement/Prospectus, it shall be a further condition to the obligation of Discount to effect the Merger that Hi/Lo shall provide Discount with the resignation of each of its officers from their position as officers or proof satisfactory to Discount of the valid removal of each of such officers at the Effective Time, provided that such resignation or removal shall be deemed a termination of such officer's position by Hi/Lo after the "Effective Date" (as defined in the Change of Control Employment Agreement for purposes of such officer's Change of Control Employment Agreement).

                                  ARTICLE VII

                   TERMINATION, WAIVER, AMENDMENT AND CLOSING

     Section 7.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of Hi/Lo and Discount:

          (a) by the mutual written consent of Hi/Lo and Discount;

          (b) by either Hi/Lo or Discount if the Effective Time shall not have occurred on or before April 30, 1998; provided, that the party seeking to terminate this Agreement pursuant to this clause 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date;

          (c) by either Hi/Lo or Discount if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this clause 7.1(c)(ii) shall have used its reasonable best efforts to remove such injunction, order or decree;

          (d) by either Hi/Lo or Discount if the approval of the stockholders of Hi/Lo contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof;

          (e) by Hi/Lo prior to the approval of this Agreement by the Stockholders if the Board of Directors of Hi/Lo reasonably determines that a Takeover Proposal constitutes a Superior Proposal provided, that this Agreement shall not terminate pursuant to this clause 7.1(e) unless simultaneously with such termination Hi/Lo enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal and pays the Termination Fee (as defined in Section 7.2(b)) required pursuant to Section 7.2(b);

          (f) by either Hi/Lo or Discount if the other shall have breached, or failed to comply with, in any material respect any of its obligations under this Agreement or any representation or warranty made by such other party shall have been untrue when made or as of the time of such termination as if made on and as of such time (except for representations and warranties made as of a specified date, which need be true only as of the specified date), provided such breach, failure or misrepresentation is not cured within 30 days after notice thereof from the other party and such breaches, failures or misrepresentations, individually or in the aggregate, results or is reasonably likely to result in a Material Adverse Effect on Hi/Lo or Discount, as the case may be;

          (g) by Discount if the Board of Directors of Hi/Lo or any committee of the Board of Directors of Hi/Lo, (i) shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement or the Merger, (ii) shall approve or recommend any acquisition of Hi/Lo or a material portion of Hi/Lo's assets or any tender offer for shares of Hi/Lo's capital stock, in each case, other than by Discount or an affiliate of Discount, or (iii) shall resolve to take any of the actions specified in clause (i) above; or

          (h) by Hi/Lo, in the event that the Discount Average Share Price is less than $19.55, but only if Hi/Lo's Board of Directors determines to so terminate by a vote of a majority of the members of its entire Board of Directors;

provided, however, that no termination shall be effective pursuant to Section 7.1(e) under circumstances in which a Termination Fee is payable by Hi/Lo under
Section 7.2 unless concurrently with such termination, such Termination Fee is paid in full by Hi/Lo in accordance with the provisions of Section 7.2.

     Section 7.2 Effect of Termination. (a) In the event of termination of this Agreement as provided in section 7.1 hereof, and subject to the provisions of Section 8.1 hereof, this Agreement (except for the Confidentiality Agreements referred to in Section 5.2) shall forthwith become void and there shall be no liability on the part of any of the Parties, except (i) as set forth in this
Section 7.2 and in Sections 3.11, 4.11, 5.16, 8.2 and 8.12 hereof, and (ii) nothing herein shall relieve any Party from liability for any willful breach hereof.

     (b) If this Agreement is terminated (i) by Hi/Lo or Discount pursuant to
Section 7.1(d) and prior to the date of such meeting a Takeover Proposal shall have been made and prior to the first anniversary of the date of such meeting Hi/Lo shall have consummated a recapitalization, merger, consolidation or other business combination involving, or any purchase of, all or substantially all of the assets or more than 50% of the voting securities of Hi/Lo, directly or indirectly by the entity that made such Takeover Proposal, (ii) by Hi/Lo pursuant to Section 7.1(e) hereof, or (iii) by Discount pursuant to Section 7.1(g) hereof, Hi/Lo shall pay to Discount a termination fee of $4.0 million (the "Termination Fee").

     (c) The Termination Fee payable to Discount under Section 7.2(b) above (i) in the case of a termination by Discount pursuant to 7.1(g) shall be paid within three business days after notice of termination, (ii) in the case of a termination by Hi/Lo pursuant to Section 7.1(e) shall be paid concurrently with such termination, and (iii) in the case of a termination pursuant to Section 7.1(d) shall be paid prior to the consummation of the Takeover Proposal, and in each case shall be paid by wire transfer in immediately available funds to an account designated by Discount.

     (d) Hi/Lo and Discount agree that the agreements contained in Section 7.2(b) above are an integral part of the transactions contemplated by this Agreement. If Hi/Lo fails to promptly pay to Discount or Hi/Lo, respectively any fee due under such Section 7.2(b), the non-paying party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of SunTrust Bank, Central Florida, National Association from the date such fee was required to be paid. In the event Discount receives any fee pursuant to Section 7.2(b), Discount shall not assert or pursue in any manner, directly or indirectly, any claim or cause of action against Hi/Lo or any of its affiliates, officers or directors based in whole or in part upon a breach of this Agreement by them (except for breaches of the Discount Confidentiality Agreement or Section 5.16) or their receipt, consideration, negotiation, recommendation, or approval of a Takeover Proposal or the exercise by Hi/Lo of its right of termination under Section 7.1(e).

     Section 7.3 Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of Hi/Lo and Discount and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Hi/Lo and Discount with respect to any of the terms contained in this Agreement, except that following approval by the stockholders of Hi/Lo and Discount there shall be no amendment or change to the provisions hereof with respect to the conversion ratio of shares of Hi/Lo Common Stock into shares of Discount Common Stock as provided herein nor any amendment or change not permitted under applicable law, without further approval by the stockholders of Hi/Lo and Discount.

     Section 7.4 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Hi/Lo and Discount may to the extent legally allowed: (a) extend the time for the performance of any of the obligations or acts of the other party; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or
(c) waive compliance with any of the agreements or conditions of the other party contained herein.

     Notwithstanding the foregoing, no failure or delay by Hi/Lo or Discount in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed each of the parties.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     Section 8.1 No Survival of Representations and Warranties. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for the agreements set forth in Article I and Article II, the agreements of "affiliates" of Hi/Lo to be delivered pursuant to Section 5.4, the provisions of Sections 5.5, 5.7 and 5.10 and this Article VIII.

     Section 8.2 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that the expenses incurred in connection with the printing and mailing of the Proxy Statement/Prospectus (including the registration statement) and the filing fee required in connection with the premerger notification under the HSR Act and pursuant to the Securities Act, shall be shared equally by Hi/Lo and Discount, provided, however, that in the event Hi/Lo is required to pay a Termination Fee pursuant to Section 7.2(b) then such expenses shall be borne by Discount.

     Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

     Section 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

     Section 8.5 Notices. All notices and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted and the appropriate telecopy confirmation is received if transmitted by telecopy or similar electronic transmission method; one working day after it is sent, if sent by recognized expedited delivery service; and five days after it is sent, if mailed, first class mail, certified mail, return receipt requested, with postage prepaid. In each case notice shall be sent to:

         To Hi/Lo:

         Hi/Lo Automotive, Inc.
         2575 West Bellfort
         Houston, TX 77054
         Attention: K. Grant Hutchins
         Telecopy: (713) 663-9296

         copy to:

         Vinson & Elkins L.L.P.
         2300 First City Tower
         1001 Fannin
         Houston, Texas 77002
         Attention: Jeffery B. Floyd
         Telecopy: (713) 615-5660

         To Discount:

         Discount Auto Parts, Inc.
         4900 Frontage Road South
         Lakeland, Florida 33815
         Attention: Peter J. Fontaine
         Telecopy: (941) 284-2063
         copy to:

         Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, P.A. 2700 Barnett Plaza
         101 East Kennedy Boulevard
         Tampa, Florida 33601-1102
         Attention: Gary I. Teblum
         Telecopy: (813) 229-6553

or to such other address as either party may have specified in writing to the other using the procedures specified above in this Section 8.5.

     Section 8.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

     Section 8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     Section 8.8 Enforcement of Agreement. The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required.

     Section 8.9  Miscellaneous.  This Agreement:

          (a) along with the Hi/Lo Confidentiality Agreement and the Discount Confidentiality Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof; and

          (b) except for the provisions of Sections 5.5 and 5.10 hereof, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     Section 8.10 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

     Section 8.11 Subsidiaries; Affiliates. References in this Agreement to "Subsidiaries" of Hi/Lo or Discount shall mean any corporation or other form of legal entity of which more than 50% of the outstanding voting securities or ownership are on the date hereof directly or indirectly owned by Hi/Lo or Discount, as the case may be. Hi/Lo's Disclosure Letter contains a full and complete list of Hi/Lo's Subsidiaries as of the date hereof and Discount's Disclosure Letter contains a complete list of Discount's Subsidiaries as of the date hereof. References in this Agreement (except as specifically otherwise defined) to "affiliates" shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in the Agreement to "person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including, without limitation, a governmental body or authority.

     Section 8.12 Finders or Brokers. Except for SBC Warburg Dillon Read Inc. with respect to Hi/Lo and Smith Barney, Inc. with respect to Discount, neither Hi/Lo nor Discount nor any of their respective Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                          HI-LO AUTOMOTIVE, INC.

                                          By:     /s/ T. MICHAEL YOUNG
                                            ------------------------------------
                                                      T. Michael Young
                                               Chairman, President and Chief
                                                     Executive Officer

                                          DISCOUNT AUTO PARTS, INC.

                                          By:     /s/ PETER J. FONTAINE
                                            ------------------------------------
                                                     Peter J. Fontaine
                                                  Chief Executive Officer

                                          HLA ACQUISITION, INC.

                                          By:    /s/ WILLIAM C. PERKINS
                                            ------------------------------------
                                                     William C. Perkins
                                                         President

                                                                      Appendix B

[LOGO -- SBC WARBURG DILLON READ]

                                                                October 17, 1997

Board of Directors
Hi-Lo Automotive, Inc.
2575 West Bellfort
Houston, TX 77054

Gentlemen:

     We understand that Hi-Lo Automotive, Inc. (the "Company") is undertaking a transaction whereby HLA Acquisition, Inc. ("HLA"), a wholly owned subsidiary of Discount Auto Parts, Inc. ("Discount"), will be merged with and into the Company pursuant to the terms of an Agreement and Plan of Merger among the Company, HLA and Discount, dated as of October 17, 1997 (the "Merger Agreement"), with the result that the Company will become a wholly owned subsidiary of Discount (the "Transaction"). Pursuant to the Transaction, each outstanding share of the Company's Common Stock, $.01 par value ("the Company Common Stock"), shall be converted, subject to adjustment as provided for in the Merger Agreement, into approximately 0.1485 shares of Discount's Common Stock, par value $.01 per share (the "Exchange Ratio"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested our opinion as to whether the Exchange Ratio is fair from a financial point of view to the shareholders of the Company.

     SBC Warburg Dillon Read Inc., a subsidiary of Swiss Bank Corporation ("SBCWDR"), has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a material portion of which is contingent upon the consummation of the Transaction. As you know, SBCWDR has provided investment banking services to the Company in the past and has received customary compensation for such services. Certain employees of SBCWDR own shares of the Company Common Stock. Mr. Charles P. Durkin, Jr., a Managing Director of SBCWDR, is a Director of the Company. SBCWDR may in the course of its normal trading activities from time to time effect transactions and hold long or short positions in the securities of the Company and Discount.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and Discount, (ii) reviewed certain financial information and other data provided to us by the Company that is not publicly available relating to the business and prospects of the Company, including certain limited financial projections prepared by the management of the Company,
(iii) reviewed certain financial information and other data provided to us by Discount that is not publicly available relating to the business and prospects of Discount, including financial projections prepared by the management of Discount, (iv) conducted discussions with members of the senior managements of the Company and Discount, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company and Discount, (vi) considered the pro forma effects of the Transaction on Discount's financial statements, (vii) reviewed the historical market prices and trading volumes of the common stocks of the Company and Discount, (viii) reviewed the Merger Agreement in the form provided to us, (ix) discussed other strategic alternatives available to the Company including a review of responses to SBCWDR's solicitation of proposals for the purchase of the Company, and (x) conducted such other financial studies, analyses and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, we have, with your consent, not assumed any responsibility for independent verification of any of the foregoing information and have, with your consent, relied on its being complete and accurate in all material respects. In addition, we have, with your consent, not made any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Discount, nor have we been furnished with any such evaluation or appraisal. With respect to the financial projections

[LOGO -- SBC WARBURG DILLON READ]

referred to above, we have assumed, at your direction, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and Discount's management as to the future financial performance of each company. Further, our opinion is based on economic, monetary and market conditions existing on the date hereof. In rendering this opinion, we are not making any recommendation to the shareholders of the Company with respect to the advisability of disposing or retaining the shares of Discount Common Stock received pursuant to the Transaction.

     Based upon and subject to the foregoing, and considering the strategic alternatives available to the Company and its current capital structure, it is our opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the shareholders of the Company.

                                                       Very Truly Yours,

                                                       SBC WARBURG DILLON READ INC.

                                                       By:    /s/ WILLIAM P. POWELL
                                                          --------------------------------
                                                                William P. Powell
                                                                Managing Director

                                                       By:    /s/ JONATHAN WEINTRAUB
                                                          --------------------------------
                                                                Jonathan Weintraub
                                                                Executive Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Florida Business Corporation Act, as amended (the "Florida Act"), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Act provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a stockholder.
Article VI of the Amended and Restated Bylaws of Discount Auto Parts provides that Discount Auto Parts may indemnify any director, officer or employee or any former director, officer or employee to the full extent permitted by law.

     Discount Auto Parts has purchased insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above. The directors and officers of Discount Auto Parts also are insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they are not indemnified by Discount Auto Parts.

     Discount Auto Parts has entered into indemnity agreements with each of its directors and certain of its executive officers which provide that Discount Auto Parts will indemnify each director and each such executive officer against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving him by reason of his position as director or executive officer provided that he meets certain standards of conduct.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 2.1      --   Agreement and Plan of Recapitalization dated August 20, 1992
               (Filed as Exhibit 10.21 to the Company's Form 10-Q for the
               quarter ended September 1, 1992, as filed with the SEC on
               October 15, 1992, and hereby incorporated by reference)
 2.2      --   Agreement and Plan of Merger dated as of October 17, 1997
               (Filed as Exhibit 2.1 to the Company's Form 8-K, as filed
               with the SEC on October 22, 1997, and hereby incorporated by reference)
 3.1      --   Amended and Restated Articles of Incorporation (Filed as
               Exhibit 3.2 to the Company's Form 10-Q for the quarter ended
               September 1, 1992, as filed with the SEC on October 15,
               1992, and hereby incorporated by reference)
 3.2      --   Amended and Restated Bylaws (Filed as Exhibit 3.4 to the
               Company's Form 10-Q for the quarter ended September 1, 1992, as filed with the SEC on October 15, 1992, and hereby
               incorporated by reference)
 4.1      --   Specimen of Common Stock Certificate (Filed as Exhibit 4 to
               the Company's Registration Statement on Form S-1 (No.
               33-49400) as filed with the SEC on July 8, 1992, and hereby incorporated by reference)
 4.2      --   Note Agreement dated as of December 15, 1987 between
               Discount Auto Parts, Inc. and Massachusetts Mutual Life
               Insurance Company together with amendment dated as of
               October 30, 1989 (Filed as Exhibit 10.1 to the Company's
               Registration Statement on Form S-1 (No. 33-49400) as filed with the SEC on July 8, 1992, and hereby incorporated by
               reference)
 4.3      --   Second Amendment to Note Agreement effective as of August
               26, 1992 between Discount Auto Parts, Inc. and Massachusetts
               Mutual Life Insurance Company (Filed as Exhibit 4.4 to the
               Company's Form 10-K for the year ended May 30, 1995 as filed with the SEC on August 16, 1995, and hereby incorporated by reference)
 4.4      --   Note Agreement dated as of October 30, 1989 between Discount
               Auto Parts, Inc. and Massachusetts Mutual Life Insurance
               Company (Filed as Exhibit 10.2 to the Company's Registration
               Statement on Form S-1 (No. 33-49400) as filed with the SEC on July 8, 1992, and hereby incorporated by reference)
 4.5      --   Amendment Agreement to Note Agreement effective as of August
               26, 1992 between Discount Auto Parts, Inc. and Massachusetts
               Mutual Life Insurance Company (Filed as Exhibit 4.4 to the
               Company's Form 10-K for the year ended May 30, 1995 as filed with the SEC on August 16, 1995, and hereby incorporated by reference)
 4.6      --   Note Purchase Agreement dated as of July 15, 1997 between
               Discount Auto Parts, Inc. and the Identified Purchasers
               (Filed as Exhibit 4.7 to the Company's Form 10-K for the
               fiscal year ended June 3, 1997, as filed with the SEC on
               September 2, 1997, and hereby incorporated by reference)
 5*       --   Opinion of Trenam, Kemker, Scharf, Barkin, Frye, O'Neill &
               Mullis, P.A.
 8.1*     --   Form of Opinion of Trenam, Kemker, Scharf, Barkin, Frye,
               O'Neill & Mullis, P.A.
 8.2*     --   Form of Opinion of Vinson & Elkins L.L.P.
10.1      --   Revolving Credit Agreement dated as of July 16, 1997 by and among Discount Auto Parts, Inc. and SunTrust Bank, Central
               Florida, National Association, individually and as Agent,
               AmSouth Bank, Barnett Bank, N.A., First Union National Bank
               and The Fuji Bank and Trust Company (Filed as Exhibit 10.4
               to the Company's Form 10-K for the fiscal year ended June 3,
               1997, as filed with the SEC on September 2, 1997, and hereby incorporated by reference)

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.2      --   Amendment and Restatement of the Discount Auto Parts Team
               Members' Profit Sharing Plan and Trust dated May 31, 1994
               (Filed as Exhibit 10.12 to the Company's Form 10-K for the
               fiscal year ended May 31, 1994, as filed with the SEC on
               August 29, 1994, and hereby incorporated by reference)
10.3      --   Discount Auto Parts, Inc. Supplemental Executive Profit
               Sharing Plan (Filed as Exhibit 10.5 to the Company's Form
               10-K for the year ended May 30, 1995, as filed with the SEC on August 26, 1995, and hereby incorporated by reference)
10.4      --   Incentive compensation plans for Peter J. Fontaine, William
               C. Perkins and Warren Shatzer (Filed as Exhibit 10.7 to the
               Company's Form 10-K for the year ended June 3, 1997, as
               filed with the SEC on September 2, 1997, and hereby
               incorporated by reference)
10.5      --   Discount Auto Parts, Inc., 1992 Stock Option Plan (Filed as
               Exhibit 10.16 to the Company's Form 10-Q for the quarter
               ended September 1, 1992, as filed with the SEC on October
               15, 1992, and hereby incorporated by reference)
10.6      --   Discount Auto Parts, Inc., Amended and Restated 1992 Team
               Member Stock Purchase Plan (Filed as Exhibit 10.9 to the
               Company's Form 10- K for the fiscal year ended June 3, 1997, as filed with the SEC on September 2, 1997, and hereby
               incorporated by reference)
10.7      --   Discount Auto Parts, Inc., Non-Employee Directors' Stock
               Option Plan (Filed as Exhibit 4.1 to the Company's
               Registration Statement on Form S-8 (No. 33-84058) as filed with the SEC on September 16, 1994, and hereby incorporated by reference)
10.8      --   Discount Auto Parts, Inc. Amended and Restated 1995 Stock
               Option Plan (Filed as Exhibit 10.12 to the Company's Form
               10-K for the fiscal year ended June 3, 1997, as filed with the SEC on September 2, 1997, and hereby incorporated by
               reference)
10.9      --   Indemnification Agreements for Peter J. Fontaine, Warren
               Shatzer, William C. Perkins, E.E. Wardlow and A Gordon
               Tunstall (Filed as Exhibit 10.18 to the Company's Form 10-Q
               for the quarter ended September 1, 1992, as filed with the
               SEC on October 15, 1992, and hereby incorporated by
               reference)
10.10     --   Indemnification Agreement for C. Michael Moore (Filed as
               Exhibit 10.14 to the Company's Form 10-K for the fiscal year ended June 3, 1997, as filed with the SEC on September 2,
               1997, and hereby incorporated by reference)
10.11     --   Indemnification Agreement for David P. Walling (Filed as
               Exhibit 10.15 to the Company's Form 10-K for the fiscal year ended June 3, 1997, as filed with the SEC on September 2,
               1997, and hereby incorporated by reference)
10.12     --   S Corporation Tax Allocation and Indemnification Agreement
               dated August 20, 1992 (Filed as Exhibit 10.19 to the
               Company's Form 10-Q for the quarter ended September 1, 1992, as filed with the SEC on October 15, 1992, and hereby
               incorporated by reference)
10.13     --   Master Joint Business Agreement of Q-Lube, Inc. and Discount
               Auto Parts, Inc. dated as of January 1, 1997 (Filed as
               Exhibit 10.16 to the Company's Form 10-Q for the quarter
               ended March 4, 1997, as filed with the SEC on April 17,
               1997, and hereby incorporated by reference)
10.14     --   General Partnership Agreement of DAP/LUBECO Partnership
               (Filed as Exhibit 10.18 to the Company's Form 10-K for the
               fiscal year ended June 3, 1997, as filed with the SEC on
               September 2, 1997, and hereby incorporated by reference)
11.1      --   Schedule of Computation of Earnings Per Share -- Hi-Lo
               Automotive, Inc.
13        --   Discount Auto Parts 1997 Annual Report to Stockholders
               (Included as Exhibit 13 to the Company's Form 10-K for the
               fiscal year ended June 3, 1997, as filed with the SEC on
               September 2, 1997, and hereby incorporated by reference)
21        --   Subsidiaries of the Registrant
23.1      --   Consent of Ernst & Young LLP

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
23.2      --   Consent of Arthur Andersen LLP
23.3*     --   Consent of Trenam, Kemker, Scharf, Barkin, Frye, O'Neill &
               Mullis, P.A. (included in Exhibit 5)
23.4*     --   Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.2)
23.5      --   Consent of SBC Warburg Dillon Read, Inc.
24        --   Power of Attorney (included in the Signature Page to this
               Registration Statement)
99.1      --   Form of Proxy for Hi-Lo Automotive, Inc. Special Meeting

---------------

* To be filed by amendment.

ITEM 22.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakeland, State of Florida, on the 24th day of November, 1997.

                                          DISCOUNT AUTO PARTS, INC.

                                          By:     /s/ PETER J. FONTAINE
                                            ------------------------------------
                                                     Peter J. Fontaine
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each of the undersigned officers and directors of Discount Auto Parts, Inc. (the "Company"), a Florida corporation, for himself and not for one another, does hereby constitute and appoint Peter J. Fontaine, William C. Perkins and C. Michael Moore, and each of them, a true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments, including post-effective amendments, to this registration statement, and to sign a Registration Statement pursuant to Section 462(b) of the Securities Act of 1933, and to cause the same (together with all Exhibits thereto) to be filed with the Securities and Exchange Commission, granting unto said attorneys and each of them full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                /s/ PETER J. FONTAINE                  Chief Executive Officer and   November 24, 1997
-----------------------------------------------------    Director (Principal
                  Peter J. Fontaine                      Executive Officer)

               /s/ WILLIAM C. PERKINS                  President, Chief Operating    November 24, 1997
-----------------------------------------------------    Officer and Director
                 William C. Perkins

                 /s/ WARREN SHATZER                    Executive Vice President --   November 24, 1997
-----------------------------------------------------    Merchandising and Director
                   Warren Shatzer

                /s/ C. MICHAEL MOORE                   Chief Financial Officer       November 24, 1997
-----------------------------------------------------    (Principal Financial
                  C. Michael Moore                       Officer and Principal
                                                         Accounting Officer)

                                                       Director                                 , 1997
-----------------------------------------------------
                  A Gordon Tunstall

                  /s/ E.E. WARDLOW                     Director                      November 24, 1997
-----------------------------------------------------
                    E.E. Wardlow

                /s/ DAVID P. WALLING                   Director                      November 24, 1997
-----------------------------------------------------
                  David P. Walling

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                    HI-LO AUTOMOTIVE, INC. AND SUBSIDIARIES
                                 (IN THOUSANDS)

                COLUMN A                   COLUMN B           COLUMN C            COLUMN D      COLUMN E
-----------------------------------------  ---------   -----------------------   ----------     ---------
                                                              ADDITIONS
                                                       -----------------------
                                                       CHARGED TO   CHARGED TO
                                           BEGINNING   COSTS AND      OTHER                      END OF
             CLASSIFICATION                OF PERIOD    EXPENSES     ACCOUNTS    DEDUCTIONS      PERIOD
             --------------                ---------   ----------   ----------   ----------     ---------
Year ended December 31, 1996
  Allowance for doubtful accounts
     receivable..........................   $1,459          632           --        1,162(1)     $  929
  Allowance for uncollectible vendor
     credits.............................   $  319           87           --           --        $  406

Year ended December 31, 1995
  Allowance for doubtful accounts
     receivable..........................   $  918        1,172           --          631(1)     $1,459
  Allowance for uncollectible vendor
     credits.............................   $  208          111           --           --        $  319

Year ended December 31, 1994
  Allowance for doubtful accounts
     receivable..........................   $  688          674           --          444(1)     $  918
  Allowance for uncollectible vendor
     credits.............................   $  170          120           --           82(1)     $  208

---------------

(1) Charge off of uncollectible accounts.

                               INDEX TO EXHIBITS

EXHIBIT
  NO.                                    EXHIBIT
-------                                  -------
 11.1     --   Schedule of Computation of Earnings Per Share -- Hi-Lo
               Automotive, Inc.
 21       --   Subsidiaries of the Registrant
 23.1     --   Consent of Ernst & Young LLP
 23.2     --   Consent of Arthur Andersen LLP
 23.5     --   Consent of SBC Warburg Dillon Read Inc.
 99.1     --   Form of Proxy for Hi-Lo Automotive, Inc. Special Meeting